46

07020787

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Amorfix Life Sciences Ltd.

*CURRENT ADDRESS 3080 Yonge Street, Suite 6020
Toronto, Ontario, Canada M4N 3N1

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 06 2007
THOMSON
FINANCIAL

FILE NO. 82- 35057 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 2/6/07

OLYMPIA
Trust Company
CORPORATE & SHAREHOLDER SERVICES

September 1, 2006

Filed Via SEDAR

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

Subject: Amorfix Life Sciences Ltd. (the "Corporation")

We hereby confirm the following materials were sent by prepaid first class mail on August 31, 2006 to the registered holders of Common shares of the Corporation:

1. Notice of Annual Meeting dated August 28, 2006/Management Proxy Circular/Annual Financial Statements for Year End dated March 31, 2006 /Management Discussion & Analysis;
2. Proxy;
3. 2006 NI-102 Request Form to Registered Holders and Beneficial Owners of Securities
4. Info Booklet ("Mind Mending Medicine")
5. Proxy return envelope

We further confirm that copies of items 1-4 of the above-noted materials were sent by courier on August 31, 2006 to each intermediary holding Common shares of the Corporation, who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are filing this material with you in our capacity as agent for the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed "Dina Glanz"

Dina Glanz
Jr. Corporate Administrator
Corporate & Shareholder Services
Telephone: (403)261-0900

cc: Amorfix Life Sciences Ltd.
Attention: Barb Scott

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, George Adams, President and CEO of Amorfix Life Sciences Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Amorfix Life Sciences Ltd., (the issuer) for the period ending March 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: June 12, 2006

Signed *"George Adams"*
George Adams
President and CEO

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, James Parsons, CFO of Amorfix Life Sciences Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Amorfix Life Sciences Ltd., (the issuer) for the period ending March 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: June 12, 2006

Signed *"James Parsons"*
James Parsons
CFO

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, George Adams, President and CEO of Amorfix Life Sciences Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Amorfix Life Sciences Ltd., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 13, 2006

Signed *"George Adams"*
George Adams
President and CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, George Adams, President and CEO of Amorfix Life Sciences Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Amorfix Life Sciences Ltd., (the issuer) for the period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 14, 2006

Signed *"George Adams"*
George Adams
President and CEO

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, James Parsons, CFO of Amorfix Life Sciences Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Amorfix Life Sciences Ltd., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 13, 2006

Signed *"James Parsons"*
James Parsons
CFO

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, James Parsons, CFO of Amorfix Life Sciences Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Amorfix Life Sciences Ltd., (the issuer) for the period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 14, 2006

Signed *"James Parsons"*
James Parsons
CFO

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, George Adams, President and CEO of Amorfix Life Sciences Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Amorfix Life Sciences Ltd., (the issuer) for the interim period ending December 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: February 10, 2006

Signed *"George Adams"*
George Adams
President and CEO

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, James Parsons, CFO of Amorfix Life Sciences Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Amorfix Life Sciences Ltd., (the issuer) for the interim period ending December 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: February 10, 2006

Signed *"James Parsons"*
James Parsons
CFO

AMORFIX LIFE SCIENCES LTD.

PROXY

FOR HOLDERS OF COMMON SHARES

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF AMORFIX LIFE SCIENCES LTD. FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 2, 2006.

The undersigned holder of common shares of Amorfix Life Sciences Ltd. ("Amorfix") hereby appoints Dr. George Adams, President & CEO of Amorfix or failing him, James Parsons, CFO of Amorfix with full power of substitution, or instead of either of them, ____________________________, as proxy holder for and on behalf of the undersigned, to attend, act, and vote all of the common shares of Amorfix which the undersigned may be entitled to vote at the annual meeting of common shareholders of Amorfix (the "Meeting") to be held on Monday, October 2, 2006, and at any adjournment thereof, with all the powers which the undersigned could exercise if personally present. **A common share holder has the right to appoint a person to attend and act on his behalf at the Meeting other than any of the persons designated in this form of proxy.** This right may be exercised by inserting such other person's name in the blank space provided for that purpose above or by completing another proper form of proxy.

Without limiting the general powers conferred by this form of proxy, the undersigned hereby revokes any proxy previously given and directs the person named above as proxy holder to vote at the Meeting and at any adjournment thereof, the common shares represented by this proxy as follows:

1. To vote **FOR** □ or **WITHOLD** □ the election as directors for the ensuing year of the nominees as a group named in the accompanying Management Proxy Circular dated August 2, 2006.

2. To vote **FOR** □ or **WITHOLD** □ the appointment of PricewaterhouseCoopers, Toronto, Ontario.

In the discretion of the proxy holder in respect of any amendments or variation to matters identified in the Notice of Annual Meeting included within the Management Proxy Circular and on all other matters that may properly come before the Meeting or any adjournment thereof.

The undersigned hereby revokes any proxy previously given.

Dated this ____day of _____________, 2006.

____

(Signature of Shareholder)
(Please sign exactly as shares are registered)

____

(Name of Shareholder, Please Print)

____

(Numbers of Shares Voted)

IMPORTANT – SEE REVERSE SIDE

PLEASE MARK, DATE AND SIGN THIS INSTRUMENT OF PROXY AND PROMPLY RETURN IT USING THE ENCLOSED ENVELOPE.

Notes:

1. In order for this proxy to be effective, this proxy must be executed by the holder of common shares or attorney of such person authorized in writing or, if the holder of common shares is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and must be forwarded in the enclosed self-addressed envelope or otherwise delivered to Olympia Trust Company 2300, 125 – 9th Ave. S.E., Calgary Alberta T2G 0P6, to reach the addressee no later than 48 hours, excluding Saturday, Sundays and holidays, prior to the date of the Meeting, or any adjournment thereof. If the date is not inserted in the blank space provided above, this proxy shall be deemed to be dated on the day on which it is mailed by Amorfix with the Management Proxy Circular.

2. The signature of the holder of common shares should be exactly the same as the name in which such securities are registered.

3. Persons signing as executors, administrators, trustees, etc. should so indicate. If the holder of common shares is a corporation, its corporate seal must be affixed or this proxy must be signed by an officer or attorney thereof duly authorized.

Amorfix Life Sciences Ltd.

(a development stage company)

Financial Statements

Second Quarter Ended September 30, 2006
Fiscal 2007

These unaudited interim financial statements were not reviewed by external auditors.

Trading symbol: TSX-V: AMF

For more information please contact:
James Parsons, CFO
Email: james.parsons@amorfix.com

www.amorfix.com

Amorfix Life Sciences Ltd.

(a development stage company)
Interim Balance Sheets

	September 30, 2006 $ (unaudited)	March 31, 2006 $ (audited)
Assets		
Current assets		
Cash	1,127,044	113,794
Short-term investments	4,552,195	5,251,935
Amounts receivable	125,664	80,386
Prepaid expenses	6,188	16,201
Total current assets	5,811,091	5,462,316
Property and equipment, net	170,746	85,089
Technology rights, net (note 3)	6,298	-
	5,988,135	5,547,405
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	132,178	247,878
Total current liabilities	132,178	247,878
Shareholders' Equity		
Common shares (note 4)	8,733,805	6,692,671
Warrants and options (note 5)	795,013	738,874
Deficit	(3,672,861)	(2,132,018)
	5,855,957	5,299,527
	5,988,135	5,547,405

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)
Interim Statements of Operations
(Unaudited)

	Three Months Ended September 30, 2006 $	2005 $	Six Months Ended September 30, 2006 $	2005 $	Period from January 23, 2004 (inception) to September 30, 2006 $
Revenue					
Interest earned	56,882	2,121	104,859	2,821	141,366
Expenses					
Research and development	655,406	214,818	1,279,265	327,857	2,447,035
General and administrative	165,515	56,299	345,431	98,219	852,054
Amortization expense	12,435	4,801	21,006	4,801	32,249
Interest	-	1,553	-	1,923	3,196
	833,356	277,471	1,645,702	432,800	3,334,534
Loss before the undernoted	(776,474)	(275,350)	(1,540,843)	(429,979)	(3,193,168)
Costs related to reverse takeover of Luxor	-	(479,693)	-	(479,693)	(479,693)
Loss for the period	(776,474)	(755,043)	(1,540,843)	(909,672)	(3,672,861)
Basic and diluted loss per shares	(0.03)	(0.05)	(0.05)	(0.06)	
Weighted average number of common shares outstanding	30,634,148	14,736,264	30,466,127	14,230,632	

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statements of Shareholders' Equity

(Unaudited)

	Common shares		Warrants and options		
	Number	**Amount $**	**Number**	**Amount $**	**Deficit $**
Issuance of common shares for cash at $0.00001 per share at inception - January 23, 2004	1	-	-	-	-
Issuance of common shares for cash at $0.00001 per share	23,687,499	236	-	-	-
Issuance of common shares for acquired technology at $0.00001 per share	1,250,000	13	-	-	-
Issuance of common shares for cash at $0.08 per share, net of cash issue costs	9,375,000	657,756	-	-	-
Common share purchase warrants issued as agents' compensation	-	(30,845)	812,500	30,845	-
Loss for the period	-	-	-	-	(165,004)
Balance - March 31, 2005	34,312,500	627,160	812,500	30,845	(165,004)
Loss for the period	-	-	-	-	(154,629)
Balance - June 30, 2005	34,312,500	627,160	812,500	30,845	(319,633)
Issuance of common share units for cash at $0.20 per unit, net of cash issue costs	15,000,000	2,433,456	7,500,000	270,384	-
Agent options issued as agents' compensation	-	(62,400)	1,200,000	62,400	-
Balance - September 20, 2005, immediately prior to amalgamation	49,312,500	-	9,512,500	-	-
Exchange of Amorfix shares, warrants and options for shares, warrants and options in Amalco on September 21, 2005 at 2.5:1 ratio	19,725,000	-	3,805,000	-	-
Exchange of Luxor shares, warrants and options for shares, warrants and options in Amalco on September 21, 2005 at 1:1 ratio	4,125,000	-	310,000	-	-
Ascribed value of Luxor shares, warrants and options	-	343,075	-	3,385	-
Amalgamation costs	-	(141,778)	-	-	-
Issuance of shares as a cost of the amalgamation	100,000	50,000	-	-	-
Issuance of success warrants as a cost of the amalgamation	-	-	750,000	156,750	-
Issuance of stock options	-	-	1,152,000	-	-
Stock-based compensation	-	-	-	17,078	-
Loss for the period	-	-	-	-	(755,043)
Balance - September 30, 2005	23,950,000	3,249,513	6,017,000	540,842	(1,074,676)
Exercise of replacement options	160,000	33,651	(160,000)	(1,651)	-
Issuance of stock options	-	-	111,000	-	-
Stock-based compensation	-	-	-	99,531	-
Loss for the period	-	-	-	-	(458,665)
Balance - December 31, 2005	24,110,000	3,283,164	5,968,000	638,722	(1,533,341)
Issuance of common share units to OGI for cash at $0.50 per unit, net of cash issue costs	100,000	33,233	50,000	7,112	-
Issuance of common shares for cash at $0.85 per share, net of cash issue costs	4,058,823	3,141,967	-	-	-
Common share purchase warrants issued as agents' compensation	-	(114,458)	270,586	114,458	-
Exercise of stock options	18,000	15,408	(18,000)	(6,408)	-
Exercise of warrants	604,250	333,357	(604,250)	(47,370)	-
Issuance of stock options	-	-	90,000	-	-
Stock-based compensation	-	-	-	32,360	-
Loss for the period	-	-	-	-	(598,677)

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statements of Shareholders' Equity...*continued*

(Unaudited)	Common shares		Warrants and options		
	Number	Amount $	Number	Amount $	Deficit $
Balance - March 31, 2006	28,891,073	6,692,671	5,756,336	738,874	(2,132,018)
Exercise of options	89,052	78,365	(89,052)	(11,577)	-
Exercise of warrants	849,500	629,117	(849,500)	(73,942)	-
Issuance of stock options	-	-	307,500	-	-
Stock-based compensation	-	-	-	172,413	-
Loss for the period	-	-	-	-	(764,369)
Balance - June 30, 2006	29,829,625	7,400,153	5,125,284	825,768	(2,896,387)
Issuance of common shares for cash at $1.45 per share	289,187	422,213	-	-	-
Issuance of common share units to OGI for cash at $1.05 per unit	47,619	41,338	23,810	8,662	-
Exercise of options	263,800	230,344	(263,800)	(51,244)	-
Exercise of warrants	761,500	639,757	(761,500)	(68,632)	-
Issuance of stock options	-	-	40,000	-	-
Stock-based compensation	-	-	-	80,459	-
Loss for the period	-	-	-	-	(776,474)
Balance - September 30, 2006	31,191,731	8,733,805	4,163,794	795,013	(3,672,861)

Amorfix Life Sciences Ltd.

(a development stage company)
Interim Statements of Cash Flows
(Unaudited)

	Three Months Ended September 30, 2006	2005	Six Months Ended September 30, 2006	2005	Period from January 23, 2004 (inception) to September 30, 2006
	$	$	$	$	$
Cash provided by (used in)					
Operating activities					
Loss for the period	(776,474)	(755,043)	(1,540,843)	(909,672)	(3,672,861)
Amortization of property and equipment	12,084	4,801	20,304	4,801	31,547
Amortization of technology rights	351	-	702	-	702
Stock-based compensation	80,459	17,078	252,872	17,078	401,841
Non-cash interest expense	-	1,553	-	1,923	2,673
Non-cash costs related to reverse takeover of Luxor	-	232,442	-	232,442	232,442
Changes in non-cash working capital	(94,405)	147,333	(150,965)	115,882	(90,136)
	(777,985)	(351,836)	(1,417,930)	(537,546)	(3,093,792)
Investing activities					
Purchase of short-term investments	(3,451,088)	(2,850,000)	(4,438,468)	(3,100,000)	(10,788,468)
Sale of short-term investments	(38,727)	250,000	5,138,208	250,000	6,236,273
Purchase of property and equipment	(22,905)	(46,204)	(105,961)	(46,204)	(202,293)
Purchase of technology rights	-	-	(7,000)	-	(7,000)
	(3,512,720)	(2,646,204)	586,779	(2,896,204)	(4,761,488)
Financing					
Issuance of common shares, net of cash issue costs	422,213	-	422,213	-	4,222,185
Issuance of common share units, net of cash issue costs	50,000	2,703,840	50,000	2,703,840	2,794,185
Issuance of common shares on exercise of warrants	571,125	-	1,126,300	-	1,412,288
Issuance of common shares on exercise of options	179,100	-	245,888	-	286,888
Cash acquired on reverse takeover of Luxor	-	141,778	-	141,778	141,778
Issuance of promissory note	-	100,000	-	100,000	125,000
	1,222,438	2,945,618	1,844,401	2,945,618	8,982,324
Net increase (decrease) in cash during the period	(3,068,267)	(52,422)	1,013,250	(488,132)	1,127,044
Cash - Beginning of period	4,195,311	115,136	113,794	550,846	-
Cash - End of period	1,127,044	62,714	1,127,044	62,714	1,127,044
Supplemental cash flow information					
Common shares, warrants and options issued on reverse takeover	-	346,459	-	346,459	346,459
Common share purchase warrants issued as agent's compensation	-	176,858	-	176,858	207,703
Promissory note plus accrued interest eliminated on amalgamation	-	127,673	-	127,673	127,673
Non-cash amalgamation costs applied to common shares	-	141,778	-	141,778	141,778

The accompanying notes are an integral part of these financial statements.

1 Basis of presentation and nature of operations

These unaudited interim financial statements of Amorfix Life Sciences Ltd. (the company or Amorfix) have been prepared by management in accordance with generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not contain all the disclosures required by Canadian GAAP for annual financial statements. These financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2006 as they follow the same accounting policies and methods of application as these audited financial statements.

Amorfix was incorporated under the Canada Business Corporations Act on January 23, 2004 and operated as a private company until September 21, 2005. These financial statements reflect the reverse takeover by Amorfix Life Sciences Ltd. of Luxor Developments Inc. (Luxor), a capital pool company, under the policies of the TSX Venture Exchange (the Exchange). The reverse takeover by Amorfix was approved by the shareholders of each company and was completed on September 21, 2005. The amalgamated company (Amalco) was named Amorfix Life Sciences Ltd.

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMPs) are prevalent. The company is considered to be in the development stage, as most of its efforts have been devoted to research and development and it has not earned any revenue to date.

The company's success is dependent on completing product development, obtaining regulatory approvals and commercializing or entering into agreements with third parties to commercialize product candidates. The successful completion of these activities is necessary to allow the company to continue research and development activities and the commercialization of its products. It is not possible to predict either the outcome of future research and development programs or the company's ability to fund these programs going forward.

2 Amalgamation

a) On June 7, 2005, the company signed an amalgamation agreement with Luxor under which the two companies merged to form Amalco to continue the business carried on by Amorfix. Effective September 21, 2005, the share capital of the two companies was exchanged for Amalco securities. As a result of the amalgamation, the former shareholders of Amorfix controlled 83% of the issued and outstanding common shares of the company immediately after the amalgamation, constituting a reverse takeover, with Amorfix being the acquiring company.

b) These financial statements reflect the assets, liabilities and results of operations of Amorfix prior to the reverse takeover and the combined assets, liabilities and results of operations of the company and Luxor subsequent to the reverse takeover. The comparative results of operations and cash flows for the three months and six months ended September 30, 2005 are those of Amorfix prior to the reverse takeover transaction. All share information presented in these notes has been adjusted to reflect the number and value of post-amalgamation Amorfix shares, warrants and options.

c) As required by the Exchange, on amalgamation, a total of 10,455,000 common shares held by management and founders of the original Amorfix and Luxor were placed into escrow. These shares are released from escrow as follows: 10% on issuance of the final exchange bulletin dated September 30, 2005; and 15% at the end of each subsequent six-month period thereafter. As at September 30, 2006, 7,841,250 common shares remain in escrow.

3 Technology rights

On April 4, 2006, the company acquired certain additional SOD1 technologies owned by Dr. Neil Cashman for a nominal amount. The company also entered into an agreement on the same date to licence exclusive rights to these SOD1 technologies from Dr. Cashman's co-inventors at the University Health Network (UHN). As consideration for the licence, the company paid $5,000 in cash and committed to fund $260,000 of SOD1 research at UHN, to pay small commercial royalties and to make milestone payments as follows:

i) Diagnostics - $15,000 in pre-commercial milestones and $100,000 on first product approval; and
ii) Therapeutics - $300,000 in clinical milestones and $200,000 on first product approval.

The company also received a buy-out option from UHN to allow the company to acquire the technologies prior to commercialization.

4 Share capital

The company has authorized an unlimited number of common shares and preferred shares and has issued 31,191,731 common shares and no preferred shares as at September 30, 2006.

a) **Private Placement – common shares**

On August 3, 2006, the Company entered into a research and investment agreement with Biogen Idec of Cambridge, Massachusetts, which includes an option to license the exclusive worldwide rights to Amorfix's technology to develop and commercialize therapeutic products directed against the neurodegenerative disease Amyotrophic Lateral Sclerosis (ALS).

On closing, Biogen Idec subscribed for common shares of Amorfix in the amount of US$375,000 representing 289,187 common shares at a price of Cdn $1.46 per common share. Over the period of the option, Biogen Idec may subscribe for additional common shares of Amorfix in the amount of US$375,000 based on the achievement of predefined research milestones. If Biogen Idec exercises its option, Amorfix will receive an upfront payment and potential milestone payments in excess of US$25 million under the license agreement. Amorfix will also receive royalties on commercial product sales. If the option is exercised, Biogen Idec will be responsible for completing preclinical and clinical development, regulatory approvals, manufacturing and commercialization.

b) **Private Placement – common share units**

In September 2006, the company achieved the research milestone under the January 2005 agreement with the Ontario Genomics Institute (OGI) triggering the second tranche of OGI's committed investment. On September 11, 2006, OGI subscribed for 47,610 common share units of the company at a price per unit of $1.05 for gross proceeds of $50,000. Each common share unit consisted of one common share and one-half common share purchase warrant. Each full common share purchase warrant entitles OGI to acquire one common share at an exercise price of $1.05 per share until September 11, 2008.

The allocation of the $1.05 common share unit issue price to the common shares and the one-half common shares purchase warrants was determined using the Black-Scholes option pricing model. The common shares were allocated a price of $0.87 per share and the one-half common share purchase warrants were allocated a price of $0.18. Assumptions used to determine the value of the common share purchase warrants were: dividend yield 0.0%; risk-free interest rate 4.3%; expected volatility 73; and average expected life of 24 months.

5 Warrants and options

a) The company has issued warrants and options for the purchase of common shares. All outstanding warrants are exercisable. As at September 30, 2006, the following warrants and options (other than stock options) were outstanding:

	Exercise price $	Number outstanding	Expiry date
Common share purchase warrants	0.75	1,237,750	October 3, 2006
Agent warrants	0.20	14,500	December 31, 2006
Agent options	0.75	202,148	April 3, 2007
Agent warrants (Luxor)	0.20	7,500	May 6, 2007
Success warrants	0.50	750,000	September 21, 2007
Agent options	0.85	270,586	September 24, 2007
OGI warrants (tranche 1)	0.90	50,000	January 30, 2008
OGI warrants (tranche 2)	1.05	23,810	September 11, 2008
		2,556,294	

During the six months ended September 30, 2006, the company issued 347,500 stock options with a fair value of $304,208 and recorded a stock-based compensation expense of $252,872. The fair value of the stock options granted in the six months ended September 30, 2006 was estimated using the Black-Scholes option pricing model with the following assumptions: (i) dividend yield of 0.0%; (ii) expected volatility of 73 – 106%; (iii) risk-free interest rate of 3.9 – 4.3%; and (iv) expected life of 5 years.

6 Comparative Financial Statements

The comparative financial statements have been reclassified from statements previously presented to conform with the presentation of the fiscal 2007 financial statements.

Amorfix Life Sciences Ltd

August 14, 2006

Dear Shareholder,

I am pleased to provide you with a review of the operating highlights for the first quarter of fiscal 2007.

First Quarter Highlights

- Demonstrated the best sensitivity ever published in detecting variant Creutzfeldt-Jakob Disease (vCJD) prions in international reference blinded panels of human blood spiked with prions. The study is being conducted by the UK government to allow all companies to benchmark their assays.

- Obtained a second exclusive worldwide license to novel targets on Superoxide Dismutase-1 (SOD1), which is a protein known to misfold and aggregate in the neurological disease, Amyotrophic Lateral Sclerosis (ALS). These new SOD1 targets broaden Amorfix's intellectual property on SOD1 and compliment its existing diagnostic and therapeutic strategies for the treatment of neurodegenerative diseases.

- Appointment of Mr. William Lambert, Special Partner with Birch Hill Equity Partners, to the Board of Directors.

Subsequent to the First Quarter

- Completed a research and investment agreement with Biogen Idec of Cambridge, Massachusetts, which includes an option to license the exclusive worldwide rights to Amorfix's technology to develop and commercialize biotherapeutic products for ALS.

The Amorfix team continues to make solid progress on its business plan: preparing our CJD-EP™ diagnostic assay for commercialization; advancing our Alzheimer's disease blood diagnostic assay; and our ALS therapeutic program in collaboration with Biogen Idec .

Thank you for your continued support,

Dr. George Adams
President and Chief Executive Officer

Amorfix Life Sciences Ltd. 3080 Yonge St., Suite 6020, Toronto, ON M4N 3N1.
Tel: 416-482-3813, Fax: 416-482-3811, Website: www.amorfix.com

Amorfix Life Sciences Ltd.
(a development stage company)

Financial Statements

First Quarter Ended June 30, 2006
Fiscal 2007

These unaudited interim financial statements were not reviewed by external auditors.

Trading symbol: TSX-V: AMF

For more information please contact:
James Parsons, CFO
Email: james.parsons@amorfix.com

www.amorfix.com

Amorfix Life Sciences Ltd.

(a development stage company)
Interim Balance Sheets

	June 30, 2006 $ (unaudited)	March 31, 2006 $ (audited)
Assets		
Current assets		
Cash	4,195,311	113,794
Short-term investments	1,062,380	5,251,935
Amounts receivable	104,410	80,386
Prepaid expenses	13,679	16,201
Total current assets	5,375,780	5,462,316
Property and equipment, net	159,925	85,089
Technology rights, net (note 3)	6,649	-
	5,542,354	5,547,405
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	212,820	247,878
Total current liabilities	212,820	247,878
Shareholders' Equity		
Common shares (note 4)	7,400,153	6,692,671
Warrants and options (note 5)	825,768	738,874
Deficit	(2,896,387)	(2,132,018)
	5,329,534	5,299,527
	5,542,354	5,547,405

Subsequent event (note 6)

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)
Interim Statements of Operations
(Unaudited)

	Three Months Ended June 30, 2006 $	2005 $	Period from January 23, 2004 (inception) to June 30, 2006 $
Revenue			
Interest earned	47,977	700	84,484
Expenses			
Research and development	623,859	113,039	1,791,629
General and administrative	179,916	41,920	686,539
Amortization expense	8,571	-	19,814
Interest	-	370	3,196
	812,346	155,329	2,501,178
Loss before the undernoted	(764,369)	(154,629)	(2,416,694)
Costs related to reverse takeover of Luxor	-	-	(479,693)
Loss for the period	(764,369)	(154,629)	(2,896,387)
Basic and diluted loss per share	(0.03)	(0.01)	
Weighted average number of common shares outstanding	29,436,072	13,725,000	

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statements of Shareholders' Equity

(Unaudited)

	Common shares		Warrants and options		
	Number	Amount $	Number	Amount $	Deficit $
Issuance of common shares for cash at $0.00001 per share at inception - January 23, 2004	1	-	-	-	-
Issuance of common shares for cash at $0.00001 per share	23,687,499	236	-	-	-
Issuance of common shares for acquired technology at $0.00001 per share	1,250,000	13	-	-	-
Issuance of common shares for cash at $0.08 per share, net of cash issue costs	9,375,000	657,756	-	-	-
Common share purchase warrants issued as agents' compensation	-	(30,845)	812,500	30,845	-
Loss for the period	-	-	-	-	(165,004)
Balance - March 31, 2005	34,312,500	627,160	812,500	30,845	(165,004)
Loss for the period	-	-	-	-	(154,629)
Balance - June 30, 2005	34,312,500	627,160	812,500	30,845	(319,633)
Issuance of common share units for cash at $0.20 per unit, net of cash issue costs	15,000,000	2,433,456	7,500,000	270,384	-
Agent options issued as agents' compensation	-	(62,400)	1,200,000	62,400	-
Balance - September 20, 2005, immediately prior to amalgamation	49,312,500	-	9,512,500	-	-
Exchange of Amorfix shares, warrants and options for shares, warrants and options in Amalco on September 21, 2005 at 2.5:1 ratio	19,725,000	-	3,805,000	-	-
Exchange of Luxor shares, warrants and options for shares, warrants and options in Amalco on September 21, 2005 at 1:1 ratio	4,125,000	-	310,000	-	-
Ascribed value of Luxor shares, warrants and options	-	343,074	-	3,385	-
Amalgamation costs	-	(141,778)	-	-	-
Issuance of shares as a cost of the amalgamation	100,000	50,000	-	-	-
Issuance of success warrants as a cost of the amalgamation	-	-	750,000	156,750	-
Issuance of common share units to OGI for cash at $0.50 per unit, net of cash issue costs	100,000	33,233	50,000	7,112	-
Issuance of common shares for cash at $0.85 per share, net of cash issue costs	4,058,823	3,141,967	-	-	-
Common share purchase warrants issued as agents' compensation	-	(114,458)	270,586	114,458	-
Exercise of replacement options	160,000	33,651	(160,000)	(1,651)	-
Exercise of stock options	18,000	15,408	(18,000)	(6,408)	-
Exercise of warrants	604,250	333,358	(604,250)	(47,370)	-
Issuance of stock options	-	-	1,353,000	-	-
Stock-based compensation	-	-	-	148,969	-
Loss for the period	-	-	-	-	(1,812,385)
Balance - March 31, 2006	28,891,073	6,692,671	5,756,336	738,874	(2,132,018)
Exercise of options	89,052	78,365	(89,052)	(11,577)	-
Exercise of warrants	849,500	629,117	(849,500)	(73,942)	-
Issuance of stock options	-	-	307,500	-	-
Stock-based compensation	-	-	-	172,413	-
Loss for the period	-	-	-	-	(764,369)
Balance - June 30, 2006	29,829,625	7,400,153	5,125,284	825,768	(2,896,387)

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)
Interim Statements of Cash Flows
(Unaudited)

	Three Months Ended June 30, 2006 $	2005 $	Period from January 23, 2004 (inception) to June 30, 2006 $
Cash provided by (used in)			
Operating activities			
Loss for the period	(764,369)	(154,629)	(2,896,387)
Amortization of property and equipment	8,220	-	19,463
Amortization of technology rights	351	-	351
Stock-based compensation	172,413	-	321,382
Non-cash interest expense	-	370	2,673
Non-cash costs related to reverse takeover of Luxor	-	-	232,442
Changes in non-cash working capital	(56,560)	(31,451)	4,269
	(639,945)	(185,710)	(2,315,807)
Investing activities			
Purchase of short-term investments	(987,380)	(250,000)	(7,337,380)
Sale of short-term investments	5,176,935	-	6,275,000
Purchase of property and equipment	(83,056)	-	(179,388)
Purchase of technology rights	(7,000)	-	(7,000)
	4,099,499	(250,000)	(1,248,768)
Financing			
Issuance of common shares, net of cash issue costs	-	-	3,799,972
Issuance of common share units, net of cash issue costs	-	-	2,744,185
Issuance of common shares on exercise of warrants	555,175	-	841,163
Issuance of common shares on exercise of options	66,788	-	107,788
Cash acquired on reverse takeover of Luxor	-	-	141,778
Issuance of promissory note	-	-	125,000
	621,963	-	7,759,886
Net increase (decrease) in cash during the period	4,081,517	(435,710)	4,195,311
Cash - Beginning of period	113,794	550,846	-
Cash - End of period	4,195,311	115,136	4,195,311
Supplemental cash flow information			
Common shares, warrants and options issued on reverse takeover	-	-	346,459
Common share purchase warrants issued as agents' compensation	-	-	207,703
Promissory note plus accrued interest eliminated on amalgamation	-	-	127,673
Non-cash amalgamation costs applied to common shares	-	-	141,778

The accompanying notes are an integral part of these financial statements.

1 Basis of presentation and nature of operations

These unaudited interim financial statements of Amorfix Life Sciences Ltd. (the company or Amorfix) have been prepared by management in accordance with generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not contain all the disclosures required by Canadian GAAP for annual financial statements. These financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2006 as they follow the same accounting policies and methods of application as these audited financial statements.

Amorfix was incorporated under the Canada Business Corporations Act on January 23, 2004 and operated as a private company until September 21, 2005. These financial statements reflect the reverse takeover by Amorfix Life Sciences Ltd. of Luxor Developments Inc. (Luxor), a capital pool company, under the policies of the TSX Venture Exchange (the Exchange). The reverse takeover by Amorfix was approved by the shareholders of each company and was completed on September 21, 2005. The amalgamated company (Amalco) was named Amorfix Life Sciences Ltd.

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMPs) are prevalent. The company is considered to be in the development stage, as most of its efforts have been devoted to research and development and it has not earned any revenue to date.

The company's success is dependent on completing product development, obtaining regulatory approvals and commercializing or entering into agreements with third parties to commercialize product candidates. The successful completion of these activities is necessary to allow the company to continue research and development activities and the commercialization of its products. It is not possible to predict either the outcome of future research and development programs or the company's ability to fund these programs going forward.

2 Amalgamation

a) On June 7, 2005, the company signed an amalgamation agreement with Luxor under which the two companies merged to form Amalco to continue the business carried on by Amorfix. Effective September 21, 2005, the share capital of the two companies was exchanged for Amalco securities. As a result of the amalgamation, the former shareholders of Amorfix controlled 83% of the issued and outstanding common shares of the company immediately after the amalgamation, constituting a reverse takeover, with Amorfix being the acquiring company.

b) These financial statements reflect the assets, liabilities and results of operations of Amorfix prior to the reverse takeover and the combined assets, liabilities and results of operations of the company and Luxor subsequent to the reverse takeover. The comparative results of operations and cash flows for the three months ended June 30, 2005 are those of Amorfix prior to the reverse takeover transaction. All share information presented in these notes has been adjusted to reflect the number and value of post-amalgamation Amorfix shares, warrants and options.

c) As required by the Exchange, on amalgamation, a total of 10,455,000 common shares held by management and founders of the original Amorfix and Luxor were placed into escrow. These shares are released from escrow as follows: 10% on issuance of the final exchange bulletin dated September 30, 2005; and 15% at the end of each subsequent six-month period thereafter. As at June 30, 2006, 7,841,250 common shares remain in escrow.

3 Technology rights

On April 4, 2006, the company acquired certain additional SOD1 technologies owned by Neil Cashman for a nominal amount. The company also entered into an agreement on the same date to licence exclusive rights to these SOD1 technologies from Neil Cashman's co-inventors at the University Health Network (UHN). As consideration for the licence, the company paid $5,000 in cash and committed to fund $260,000 of SOD1 research at UHN, to pay small commercial royalties and to make milestone payments as follows:

i) Diagnostics - $15,000 in pre-commercial milestones and $100,000 on first product approval; and
ii) Therapeutics - $300,000 in clinical milestones and $200,000 on first product approval.

The company also received a buy-out option from UHN to allow the company to acquire the technologies prior to commercialization.

4 Share capital

The company has authorized an unlimited number of common shares and preferred shares and has issued 29,829,625 common shares and no preferred shares as at June 30, 2006.

5 Warrants and options

a) The company has issued warrants and options for the purchase of common shares. All outstanding warrants are exercisable. As at June 30, 2006, the following warrants and options (other than stock options) were outstanding:

	Exercise price $	Number outstanding	Expiry date
Common share purchase warrants	0.75	1,999,250	October 3, 2006
Agent warrants	0.20	14,500	December 31, 2006
Agent options	0.75	390,948	April 3, 2007
Agent warrants (Luxor)	0.20	7,500	May 6, 2007
Success warrants	0.50	750,000	September 21, 2007
Agent options	0.85	270,586	September 24, 2007
OGI common share purchase warrants	0.90	50,000	January 30, 2008
		3,482,784	

b) During the three months ended June 30, 2006, the company issued 307,500 stock options with a fair value of $275,568 and recorded a stock-based compensation expense of $172,413. The fair value of the stock options granted in the three months ended June 20, 2006 was estimated using the Black-Scholes option pricing model with the following assumptions: (i) dividend yield of 0.0%; (ii) expected volatility of 106%; (iii) risk-free interest rate of 3.9%; and (iv) expected life of 5 years.

6 Subsequent event

On August 3, 2006, the Company entered into a research and investment agreement with Biogen Idec of Cambridge, Massachusetts, which includes an option to license the exclusive worldwide rights to Amorfix's technology to develop and commercialize therapeutic products directed against the neurodegenerative disease Amyotrophic Lateral Sclerosis (ALS).

On closing, Biogen Idec subscribed for common shares of Amorfix in the amount of US$375,000 representing 289,187 common shares at a price of Cdn $1.46 per common share. Over the period of the option, Biogen Idec may subscribe for additional common shares of Amorfix in the amount of US$375,000 based on the achievement of predefined research milestones. If Biogen Idec exercises its option, Amorfix will receive an upfront payment and potential milestone payments in excess of US$25 million under the license agreement. Amorfix will also receive royalties on commercial product sales. If the option is exercised, Biogen Idec will be responsible for completing preclinical and clinical development, regulatory approvals, manufacturing and commercialization.

Amorfix Life Sciences Ltd.

February 10, 2006

Dear Shareholder,

We are pleased to review with you the operating highlights for the third quarter of fiscal 2006.

Third Quarter Highlights

- Achieved our first development milestone using our assay to detect prions in an animal blood model. Our development now moves to testing human vCJD blood samples in a series of prescribed steps to validate the potential of our assay.
- Received approval for use of vCJD and BSE materials in our laboratory to enable our research to be efficiently conducted in-house. We are the only commercial laboratory in North America with this capability.
- Received confirmation from Veterinary Laboratory Agency (VLA), European Reference Laboratory for Transmissible Spongiform Encephalopathies to supply the BSE-positive tissue and blood samples, which are required to develop the EP-BSE™ test kit.

Subsequent to the end of the third quarter, a BSE-positive cow was confirmed in Alberta on January 23, 2006. This shows that BSE continues to be an issue in Canada and will likely be one for some years as other mature cattle are found to be diseased. With the approvals of the company's laboratory to use BSE samples and the VLA to supply BSE-positive samples, the company is in a position to advance its program to develop an ante-mortem blood test for live cattle. The company continues discussions with potential partners to accelerate this development program.

We announced a partnership with the Ontario Genomics Institute (OGI) to assist in the development of a blood test for Alzheimer's disease. The first investment by OGI in Amorfix in the amount of $50,000 closed on February 7, 2006.

We also announced the commencement of our therapeutics development program with the in-licensing of novel targets for ALS. It has been a productive quarter and we continue to advance our business plan.

Thanks for your continued support,

Dr. George Adams
President and Chief Executive Officer

Amorfix Life Sciences Ltd.

(a development stage company)

Financial Statements

Third Quarter Ended December 31, 2005

These unaudited interim financial statements were not reviewed by external auditors.

Trading symbol: TSX-V: AMF

For more information please contact:
James Parsons, CFO
Email: james.parsons@amorfix.com

www.amorfix.com

Amorfix Life Sciences Ltd.
(a development stage company)

INTERIM BALANCE SHEETS

		December 31, 2005 (unaudited)		March 31, 2005 (audited)
ASSETS				
Current				
Cash	$	112,840	$	550,846
Short-term investments		2,300,000		-
Amounts receivable		85,092		4,926
Prepaids		23,278		5,000
Total current assets		2,521,210		560,772
Property, plant and equipment, net		65,738		-
Deferred financing costs (note 1e)		-		31,612
	$	2,586,948	$	592,384
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued liabilities	$	198,403	$	73,633
Promissory note payable (note 1e)		-		25,750
		198,403		99,383
Shareholders' equity				
Common shares (notes 1 and 2)		3,283,164		627,160
Warrants and options (notes 1 and 2)		638,722		30,845
Deficit		(1,533,341)		(165,004)
		2,388,545		493,001
	$	2,586,948	$	592,384

See accompanying notes to the interim financial statements.

Amorfix Life Sciences Ltd.
(a development stage company)

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT

	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004	Nine Months Ended December 31, 2005	Nine Months Ended December 31, 2004	Cumulative from inception to December 31, 2005
	(unaudited)		(unaudited)		(unaudited)
Revenues					
Investment income	$ 15,404	$ -	$ 18,225	$ -	$ 18,225
Expenses					
Research and development	300,338	21,410	628,195	25,909	695,220
General and administrative	172,699	30,241	270,918	45,267	367,624
Amortization expense	1,032	-	5,833	-	5,833
Interest expense	-	375	1,923	375	3,196
	474,069	52,026	906,869	71,551	1,071,873
Net loss	(458,665)	(52,026)	(888,644)	(71,551)	(1,053,648)
Deficit, beginning of period	(1,074,676)	(19,525)	(165,004)	-	-
Reverse takeover of Luxor (note 1e)	-	-	(479,693)	-	(479,693)
Deficit, end of period	$ (1,533,341)	$ (71,551)	$ (1,533,341)	$ (71,551)	$ (1,533,341)
Loss per common share - basic and diluted	$ (0.019)	$ (0.012)	$ (0.051)	$ (0.026)	
Weighted average number of common shares	24,011,841	4,237,363	17,514,608	2,787,591	

See accompanying notes to the interim financial statements.

Amorfix Life Sciences Ltd.
(a development stage company)

INTERIM STATEMENTS OF CASH FLOWS

	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004	Nine Months Ended December 31, 2005	Nine Months Ended December 31, 2004	Cumulative from inception to December 31, 2005
	(unaudited)		(unaudited)		(unaudited)
Operating					
Net loss	$ (458,665)	$ (52,026)	$ (888,644)	$ (71,551)	$ (1,053,648)
Add items not affecting cash					
Amortization of property, plant and equipment	1,032	-	5,833	-	5,833
Stock-based compensation	99,531	-	116,609	-	116,609
Non-cash interest expense	-	375	1,923	375	2,673
	(358,102)	(51,651)	(764,279)	(71,176)	(928,533)
Net change in non-cash working capital balances	(99,827)	51,436	(44,822)	57,113	6,587
Cash used in operating activities	(457,929)	(215)	(809,101)	(14,063)	(921,946)
Investing					
Purchase of short-term investments	-	-	(3,100,000)	-	(3,100,000)
Sale of short-term investments	550,000	-	800,000	-	800,000
Purchase of property, plant and equipment	(25,367)	-	(71,571)	-	(71,571)
Cash used in investing activities	524,633	-	(2,371,571)	-	(2,371,571)
Financing					
Issuance of common share units, net of issue costs (note 1c)	-	148	2,703,840	228	3,361,845
Issuance of common shares on exercise of stock options (note 1e)	32,000	-	32,000	-	32,000
Cash acquired on reverse takeover, net of acquisition costs (note 1e)	-	-	74,327	-	74,327
Issuance of promissory note	-	-	100,000	25,000	125,000
Payment of financing costs	(48,578)	-	(167,501)	-	(186,815)
Cash provided by financing activities	(16,578)	148	2,742,666	25,228	3,406,357
Net decrease in cash	50,126	(67)	(438,006)	11,165	112,840
Cash, beginning of period	62,714	11,232	550,846	-	-
Cash, end of period	$ 112,840	$ 11,165	$ 112,840	$ 11,165	$ 112,840

Non-cash financing activities

Common shares, warrants and options issued on reverse takeover	-	-	346,459	-
Common shares issued for agent's compensation on amalgamation	-	-	50,000	-
Issuance of agent options on private placement	-	-	62,400	-
Issuance of agent success warrants on amalgamation	-	-	156,750	-
Promissory note plus accrued interest eliminated on amalgamation	-	-	(127,673)	-

See accompanying notes to the interim financial statements.

1 Basis of presentation and Amalgamation

[a] These unaudited interim financial statements of Amorfix Life Sciences Ltd. (Amorfix or the Company) have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. Accordingly, they do not contain all the disclosures required by Canadian GAAP for annual financial statements. These financial statements should be read in conjunction with the audited financial statements for the period from inception on January 23, 2004 to March 31, 2005 contained in the joint Information Circular dated August 26, 2005, as they follow the same accounting policies and methods of application as these audited financial statements.

These financial statements of Amorfix reflect the reverse takeover by Amorfix Life Sciences Ltd. of Luxor Developments Inc. (Luxor), a capital pool company under the policies of the TSX Venture Exchange (the Exchange). The reverse takeover by Amorfix was approved by the shareholders of each company and was completed September 21, 2005. The amalgamated company (Amalco) was named Amorfix Life Sciences Ltd.

[b] Effective September 21, 2005, the share capital of the two companies was exchanged for Amalco securities as follows: Luxor shareholders received 1 common share of Amalco for each common share of Luxor (4,225,000 Amalco common shares); Luxor warrant holders received 1 warrant of Amalco for each warrant of Luxor at the same exercise price (150,000 Amalco warrants); Amorfix shareholders received 1 Amalco share for every 2.5 shares of Amorfix held (19,725,000 Amalco common shares); and Amorfix warrant holders received 1 warrant of Amalco for every 2.5 warrants of Amorfix (325,000 Amalco warrants) and the exercise price was adjusted by the inverse of the share exchange ratio. Post-amalgamation, 160,000 Luxor options to purchase common shares were continued under the same terms and conditions to purchase 160,000 Amalco common shares. As a result of the amalgamation, the former shareholders of Amorfix controlled 83% of the issued and outstanding common shares of the Company immediately after the amalgamation, constituting a reverse takeover, with Amorfix being the acquiring company.

The net assets of Luxor received on amalgamation were as follows:

	$
Cash	141,778
Amounts receivable	8,509
Promissory note receivable from Amorfix	100,000
Deferred financing costs	174,367
Total assets acquired	424,654
Less: Current liabilities	(78,195)
Net assets acquired	346,459

These financial statements for the three months and nine months ended December 31, 2005 reflect the assets, liabilities and results of operations of Amorfix prior to the reverse takeover and the combined assets, liabilities and results of operations of the Company and Luxor subsequent to the reverse takeover. The comparative balance sheet as at March 31, 2005 and the comparative results of operations and cash flows for the three months and nine months ended December 31, 2004 are those of Amorfix.

All share information has been adjusted to reflect the number and value of post-amalgamation Amorfix shares, warrants and options. The following transactions were completed at amalgamation on September 21, 2005 as follows:

[c] Amorfix issued 6,000,000 common share units at $0.50 per unit under a private placement financing and received gross proceeds of $3 million (net of cash costs of $296,160). Each common share unit consists of one common share and one-half common share purchase warrant. Each full common share purchase warrant entitles the holder to acquire one common share at an exercise price of $0.75 per share until October 3, 2006.

The allocation of the $0.50 common share unit issue price to the common shares and the common share purchase warrants was determined using the Black-Scholes option pricing formula. The common shares were allocated a price of $0.45 per share and the common share purchase warrants $0.05 for each one-half common share purchase warrant. The costs of the issue were allocated on a pro rata basis to the common shares and common share purchase warrants. Accordingly, $2,433,456 was allocated to common shares and $270,384 to common share purchase warrants, net of issue costs. Assumptions used to determine the value of the common share purchase warrants were: dividend yield 0%; risk-free interest rate 2.8%; expected volatility 90%; and average expected life of 12 months.

In connection with the private placement, the Company issued 1,200,000 agent options with a fair value of $62,400. Assumptions used to determine the value of the agent options were: dividend yield 0%; risk-free interest rate 3.0%; expected volatility 90%; and average expected life of 18 months. Each agent option is exercisable into one common share at a price of $0.75 per share until April 3, 2007.

[d] Amorfix paid a success fee to *i3* Capital Partners Inc. of $50,000 in cash and 100,000 in common shares at an issue price of $0.50 per share. The Company also issued 500,000 success warrants to persons designated by Luxor and 250,000 success warrants to certain members of management and an advisor of Amorfix with a combined fair value of $156,750. Each success warrant is exercisable into one common share at a price of $0.50 per share until September 21, 2007. Assumptions used to determine the value of the success warrants were: dividend yield 0%; risk-free interest rate 3.0%; expected volatility 90%; and average expected life of 2 years.

[e] The total shareholders' equity balance of Luxor of $346,459 was allocated to Amorfix common shares based on the fair value of Luxor shares, warrants and options resulting in $343,074 being allocated to common shares; $1,734 being allocated to warrants; and $1,651 to stock options. Assumptions used to determine the value of the warrants and stock options were: exercise price $0.20; dividend yield 0%; risk-free interest rate 2.8-3.0%; expected volatility 90%; and average expected life of 8-20 months. During the three months ended December 31, 2005, two former directors of Luxor exercised 160,000 Luxor options to purchase 160,000 Amorfix common shares. Amorfix received gross proceeds of $32,000. The fair value of these stock options of $1,651 was transferred to common shares from warrants and options at the time of exercise.

Costs of the amalgamation, including deferred financing costs on the balance sheets of Amorfix and Luxor, were applied to common shares only to the extent of the cash balance of Luxor at September 21, 2005 of $141,778. Amalgamation costs that exceeded the Luxor cash balance were charged to income and are reflected in the balance sheet as an increase in the deficit in the amount of $479,493. On amalgamation, the outstanding promissory notes payable to Luxor were eliminated.

[f] As required by the TSX Venture Exchange, on amalgamation, a total of 10,455,000 shares held by management and founders of the original Amorfix and Luxor were placed into escrow. These shares will be released from escrow as follows; 10% on issuance of the Final Exchange Bulletin dated September 30, 2005, and 15% at the end of each subsequent 6 month period thereafter.

2 Share capital

[a] The company has authorized an unlimited number of common shares and preferred shares. No preferred shares have been issued.

[b] The continuity schedule of the outstanding common shares and common share purchase warrants and options since March 31, 2005 is presented below:

	# Shares	$
Common shares		
Luxor Developments Inc.	4,125,000	668,986
Amorfix Life Sciences Ltd. as at March 31, 2005	34,312,500	627,160
Amorfix private placement, net of cash issue costs (note 1c)	15,000,000	2,433,456
Non-cash share issue costs (note 1c)		(62,400)
Total	49,312,500	2,998,216
Amalgamation of 2.5 shares of Amorfix for 1 share of Luxor (note 1b)	19,725,000	-
Adjustment to reflect the ascribed value of the shares (note 1d)		(325,911)
Issuance of shares as part of the cost of the amalgamation	100,000	50,000
Costs of the amalgamation (note 1e)	-	(141,778)
Exercise of Luxor options (note 1e)	160,000	33,651
Balance as at December 31, 2005	24,110,000	3,283,164

Common share purchase warrants and options	# Options	# Warrants	$
Luxor Developments Inc.	375,000	150,000	-
Amorfix Life Sciences Ltd. as at March 31, 2005 (note 2c)		812,500	30,845
Amorfix private placement, net of cash issue costs (note 1c)		7,500,000	270,384
Issuance of agent's options on Amorfix private placement (note 1c)	1,200,000		62,400
Total	1,200,000	8,312,500	363,629
Exchange of options and warrants of Amorfix at ratio of 2.5 for 1 of Luxor (note 1b)	480,000	3,325,000	
Cancellation of Luxor options (note 1b)	(215,000)		-
Adjustment to reflect the ascribed value of the common share purchase warrants and options (note 1e)			3,385
Costs of the amalgamation (note 1d)		750,000	156,750
Issuance of stock options under the new plan (note 2d)	1,263,000		-
Exercise of Luxor options (note 1e)	(160,000)		(1,651)
Stock-based compensation (note 2d)			116,609
Balance as at December 31, 2005	1,743,000	4,225,000	638,722

[c] The 325,000 common share purchase warrants issued in connection with the March 2005 private placement entitle the warrant holder to acquire one common share at a price of $0.20 per share prior to expiry on December 31, 2006.

[d] Prior to amalgamation, the shareholders of Luxor approved the adoption of a new form of stock option plan and reserved 4,000,000 common shares for issuance under the plan. On September 21, 2005, the Board of Directors of Amorfix approved the issuance of 1,152,000 stock options with an exercise price per share of $0.50 to management, directors and an advisor of the Company. In December 2005, the company issued 111,000 stock options with an exercise price per share of $0.50 to advisors of the company. Vesting periods for options issued under the plan ranged from immediate vesting to 3 years. Stock-based compensation expense for the three month and nine month periods ended December 31, 2005 was $99,531 and $116,609, respectively.

[e] The loss per share has been calculated based on the weighted average shares outstanding during the period. The effect upon the conversion of warrants and options was anti-dilutive.

3 Comparative amounts

Certain comparative amounts have been reclassified to conform with the financial statement presentation of the current periods.

AMORFIX LIFE SCIENCES LTD.

3080 Yonge Street, Suite 6020, Toronto, ON
Telephone No.: (416) 482-3816 Fax No.: (416) 482-3811

MANAGEMENT PROXY CIRCULAR
as at August 2, 2006

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Amorfix Life Sciences Ltd. (the "Corporation") for use at the annual meeting (the "Meeting") of its shareholders to be held on Monday October 2, 2006 at 3:00 p.m. (Calgary Time) at the Petroleum Club, 319 Fifth Avenue, S.W., Calgary, Alberta **and for the purposes set forth in the accompanying notice of the Meeting.**

In this Management Proxy Circular, references to "the Corporation", "we" and "our" refer to Amorfix Life Sciences Ltd. "Common Shares" means common shares without par value in the capital of the Corporation. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. The Corporation will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of Common Shares held as of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and/or directors of the Corporation. **If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.**

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a Proxy, you must complete, date and sign the Proxy and return it to the Corporation's transfer agent, Olympia Trust , 2300, 125 – 9 Avenue SE, Calgary, Alberta, T2G 0P6 or by fax at (403) 265-1455 no later than 5:00 p.m. (MDT) on Thursday, September 28, 2006 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting is reconvened thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to many shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Corporation as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Corporation. However, its purpose is limited to instructing the intermediaries on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Corporation. The voting instruction form will name the same persons as the Corporation's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Corporation), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **If you receive a voting instruction form from ADP, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.**

Although, as a Beneficial Shareholder, you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on your voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the registered shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Olympia Trust or at the address of the registered office of the Corporation at 1500 – 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditors and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Corporation has fixed August 28, 2006 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of August 2, 2006, there were 30,395,925 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Corporation is also authorized to issue an unlimited number of Preferred shares. Since inception, no preferred shares have been issued.

To the knowledge of the directors and executive officers of the Corporation, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation as at August 2, 2006 are:

Shareholder Name	Number of Shares Held	Percentage of Issued Shares
Dr. Neil Cashman	4,490,000	14.77%

The above information was supplied by the Corporation and by Olympia Trust, the Corporation's registrar and transfer agent.

FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the year ended March 31, 2006 and the report of the auditors thereof will be placed before the Meeting. The audited financial statements and the report of the auditors, together with related management's discussion and analysis, were mailed to shareholders with the

Notice of Meeting and the Management Proxy Circular. Additional copies may be obtained from the Chief Financial Officer of the Corporation upon request and will be available at the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Corporation's auditors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the number of directors of the Corporation will be a minimum of three and a maximum of ten. The term of office of each of the five current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the *Canada Business Corporations Act* ("CBCA"), each director elected will hold office until the conclusion of the next annual meeting of the Corporation, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's five (5) nominees for election as directors, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment (for the five preceding years for new director nominees) , the period of time during which each has been a director of the Corporation and the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 2, 2006.

Nominee Position with the Corporation and Province and Country of Residence	Principal Occupation or Employment for Last Five Years[1]	Period as a Director of the Corporation	Common Shares Beneficially Owned or Controlled[1]
Graham Strachan Director Ontario, Canada	Principal GLS Business Development Inc.	Since Sept. 21, 2005	29,400
William Lambert Director Ontario, Canada	Special Partner Birch Hill Equity Partners from January 2006 Prior: Managing Director, TD Capital	Since June 9, 2006	645,200[2]
Don McCaffrey Director Alberta, Canada	President & CEO Resverlogix Corporation	Since Sept. 21, 2005	279,400

Nominee Position with the Corporation and Province and Country of Residence	Principal Occupation or Employment for Last Five Years[(1)]	Period as a Director of the Corporation	Common Shares Beneficially Owned or Controlled[(1)]
George Adams Director, President & CEO Ontario, Canada	President & CEO Amorfix Life Sciences Ltd. from April 1, 2005 President and Chief Executive Officer, University of Toronto Innovations Foundation from 1999 to October 2004 President, Hemo-Stat Ltd. from 1989 to present	Since Sept. 21, 2005	797,200[(3)]
Neil Cashman Director & CSO British Columbia, Canada	Chief Scientific Officer, Founder Amorfix Life Sciences Ltd. from May 31, 2004 Professor, University of British Columbia, Scientific Director, PrioNet Canada, Director ALS Clinic, Vancouver Coastal Hospital from 2005 Professor, University of Toronto from 1998 to 2005	Since Sept. 21, 2005	4,490,000

Notes

1. The information as to principal occupation, business or employment and Common Shares beneficially owned, directly or indirectly, or controlled has been furnished by the respective nominees.
2. Of these shares, 250,000 are held personally, and 395,200 are held in the name of the Lambert Family Trust.
3. Of these shares, 47,200 are held personally and 750,000 are in the name of Hemo-Stat Ltd.

APPOINTMENT OF AUDITORS

Pricewaterhousecoopers LLP, Chartered Accountants, Royal Trust Tower, Suite 3000. Toronto Dominion Centre, Toronto, Ontario, M5K, 1G8 will be nominated at the Meeting for reappointment as auditors of the Corporation at a remuneration to be fixed by the directors. Pricewaterhousecoopers LLP have been the auditors of the Corporation since its amalgamation on September 21, 2005.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI52-110") requires the Corporation, as a venture issuer, to disclose annually in its Management Proxy Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, as set forth in the following:

The Audit Committee's Charter

The audit committee has a charter. A copy of the audit committee charter is attached as Attachment "A" hereto.

Composition of the Audit Committee

From September 21, 2005 to June 9, 2006, the members of the audit committee were Dr. Don Rix (chair), Graham Strachan and Dr. Neil Cashman. On June 9, 2006, the audit committee was recomposed as William Lambert (chair), Graham Strachan and Don McCaffrey. William Lambert, Graham Strachan and Don McCaffrey are non-management, independent Directors. All members are considered to be financially literate.

Relevant Education and Experience

William Lambert is a Special Partner with Birch Hill Equity Partners where he advises on sourcing, monitoring and creating value in its investee companies. Mr. Lambert previously held the position of Managing Director of TD Capital, the private equity arm of the Toronto-Dominion Bank. He has over 12 years experience in merchant banking and investing, and 10 years in consulting engineering. Mr. Lambert also serves on the boards of a number of private companies and one other public company.

Mr. Strachan has been involved in the Canadian bio-technology industry for 25 years. He was one of the founders of Allelix serving as president and CEO from 1986 until 1999 when Allelix was acquired by a large US biotechnology company. Mr. Strachan is presently a principal of GLS Business Development Inc. providing management and business development services to biotechnology organizations. Mr. Strachan serves on the Boards of Directors of a number of public and private companies.

Mr. McCaffrey is the current President and CEO of Resverlogix Corporation, a TSX listed biotechnology company. Mr. McCaffrey was formerly the President of the BioFuture Conference, a national biotechnology event hosting biotechnology researchers, financiers and industry speakers. Mr. McCaffrey also serves as an advisor for emerging biotechnology companies.

Reliance on Certain Exemptions

The Corporation's auditors, PricewaterhouseCoopers, have not provided any material non-audited services.

Pre-Approval Policies and Procedures

The audit committee has adopted specific policies and procedures for the engagement of non-audit services.

External Auditors Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by PricewaterhouseCoopers to the Corporation to ensure auditors independence. Fees incurred with PricewaterhouseCoopers for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Incurred to Auditors in Year Ended March 31, 2006.	Fees Incurred to Auditors in Year Ended March 31, 2005.
Audit Fees(1)	$77,200	$10,715
Audit-Related Fees	$-	$-
Tax Fees(2)	$8,200	$-
All Other Fees	$-	$-
Total	$85,400	$10,715

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and a quarterly read of the Corporation's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Tax Fees" include fees for tax compliance, tax planning and tax advice.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 *Corporate Governance Guidelines*, which provides non-prescriptive guidelines on corporate governance

practices for reporting issuers such as the Corporation. In addition, the CSA have implemented National Instrument 58-101 *Disclosure of Corporate Governance Practices*, which prescribes certain disclosure by the Corporation of its corporate governance practices. This section sets out the Corporation's approach to corporate governance and addresses the Corporation's compliance with NI 58-101.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Corporation. A "material relationship" is a relationship which could, in the view of the Corporation's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The board facilitates its independent supervision over management by holding meetings of the Board of Directors and by having a majority of the Board as independent directors.

The independent members of the Board of Directors of the Corporation are Mr. Graham Strachan, Mr. Don McCaffrey and Mr. William Lambert.

The non-independent directors are Dr. George Adams and Dr. Neil Cashman who are also officers of the Corporation.

2. Public Directorships

Mr. Graham Strachan is also a director of Lorus Therapeutics Inc., a reporting issuer.

Mr. Don McCaffrey is also a director of Resverlogix Corporation, a reporting issuer.

Mr. William Lambert is also a director of Marsulex Inc., a reporting issuer.

3. Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Corporation's business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Corporation's management and employees to give the directors additional insight into the Corporation's business.

4. Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Corporation's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation. The Board has also adopted a Code of Business Conduct and Ethics ("Code") intended to document the principles of conduct and ethics to be followed by Amorfix's employees, officers and directors.

5. Nomination of Directors

The Board of Directors has a Corporate Governance and Nomination committee. The committee is responsible for identifying and recommending new candidates, having regard to the appropriate size of the Board of Directors and the necessary competencies and skills of the Board of Directors as a whole and of each director individually. New nominees should have a track record in general business management, special expertise in an area of strategic interest to the Corporation, and the ability to devote the time required.

In addition, the committee shall assist the full Board in fulfilling its responsibilities to assure that the Corporation is governed in a manner consistent with the interests of the shareholders of the Corporation. Without limiting the foregoing, the committee shall advise the Board with respect to Board organization and function; assessing the effectiveness of the Board as a whole as well as discuss the contribution of individual members; orienting new directors; and other matters relating to corporate governance and the rights and interests of the Corporation's shareholders.

From September 21, 2005 to June 9, 2006, the members of the Corporate Governance and Nominating committee were Graham Strachan (chair), Dr. Don Rix and Dr. George Adams. On June 9, 2006, the Corporate

Governance and Nominating committee was recomposed as Graham Strachan (chair), Dr. Neil Cashman and Dr. George Adams.

6. Compensation

The Compensation Committee is responsible for determining all forms of compensation to be granted to the Chief Executive Officer of the Corporation and the directors, and for reviewing the Chief Executive Officer's recommendations respecting compensation of the other senior executives of the Corporation, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining the compensation of its executive officers, the Compensation Committee considers: (i) recruiting and retaining executives critical to the success of the Corporation and the enhancement of shareholder value: (ii) providing fair and competitive compensation compared to the remuneration paid by other reporting issuers similarly placed within the same business as the Corporation (iii) balancing the interests of management and the Corporation's shareholders; (iv) rewarding performance, both on an individual basis and with respect to operations in general. In order to achieve these objectives, the compensation paid to the Corporation's executive officers consists of three components: (i) base salary; (ii) annual bonus based on actual performance relative to annual targets; and (iii) long-term incentive in the form of stock options.

From September 21, 2005 to June 9, 2006, the members of the Compensation committee were Don McCaffrey (chair), Graham Strachan and Dr. Don Rix. On June 9, 2006, the Compensation committee was recomposed as Don McCaffrey (chair), Graham Strachan and William Lambert.

7. Other Board Committees

There are no other committees of the Board.

8. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

The Corporation has three executive officers. During the Corporation's financial year ended March 31, 2006 the aggregate direct remuneration paid or payable to the Corporation's executive officers by the Corporation and its subsidiaries, all of whose financial statements are consolidated with those of the Corporation, was $320,548.

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000.

Dr. George Adams, the Corporation's Chief Executive Officer and James Parsons, the Corporation's Chief Financial Officer are the "Named Executive Officers" of the Corporation for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Corporation's three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Salary[1] ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Dr. George Adams President and Chief Executive Officer	2006	150,000	-	-	450,000	-	-	-

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation Awards		Payouts	All Other Compensation ($)
		Salary[1] ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
James Parsons Chief Financial Officer	2006	110,548	-	-	81,000	-	-	-

Notes:

1. The salary for Dr. Adams includes $60,000 paid to Hemo-Stat Ltd for his services while a consultant to the Corporation. The salary amount for Mr. Parsons was paid to 1080801 Ontario Inc. as a consultant.

In April 2006 subsequent to the completion of the financial year, Dr. Adams was granted 110,000 stock options and Mr. Parsons was granted 27,500 stock options to purchase Shares in the Corporation at exercise prices of $0.85 expiring on April 26, 2011.

The share options granted to the Named Executive Officers during the financial year ended March 31, 2006 were as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Dr. George Adams	450,000	43%	$0.50	$0.50	September 20, 2010
James Parsons	81,000	8%	$0.50	$0.50	September 20, 2010

No share options were exercised by the Named Executive Officers during the financial year ended March 31, 2006.

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable[1]
Dr. George Adams	-	-	75,000/375,000	59,250/296,250
James Parsons	-	-	13,500/67,500	10,665/53,325

Notes:

1. Value of options is based on the March 31, 2006 closing price of the Corporation's shares on the TSX Venture Exchange of $1.29.

No share options were repriced on behalf of the Named Executive Officers during the financial year ended March 31, 2006.

Termination of Employment, Change in Responsibilities and Employment Contracts

Effective April 1, 2006, the Corporation entered into a two year written employment agreement with Dr. Adams which provided for his employment as President and Chief Executive Officer of the Corporation. The agreement provides for compensation with respect to Dr. Adams' annual base salary and participation in the Corporation's bonus plan and stock option Plan. Dr. Adams' salary, bonus and options awarded for 2006 are disclosed in the summary compensation table for Named Executive Officers above. The employment agreement provides for an annual salary of $225,000. Dr. Adams is entitled to benefits similar to those enjoyed by the Corporation's other senior management pursuant to the Corporation's normal benefit plan, practices and

policies. Dr. Adams' agreement provides for severance pay of twelve to fourteen months remuneration plus immediate vesting of all stock options due to be vested in the twelve months following termination depending on circumstances. Dr. Adams is also subject to customary restrictive covenants following the termination of his employment.

The Corporation employs the services of Mr. Parsons, Chief Financial Officer, through a consulting arrangement with 1080801 Ontario Inc. with a per diem fee of $1,250, and an indefinite term, which agreement may be terminated on 30 days notice.

Compensation of Directors

The Corporation compensates its directors through the issuance of stock options. No cash compensation was paid to directors. For the year ended March 31, 2006, the independent directors Graham Strachan, Dr. Don Rix, and Don McCaffrey, each received 75,000 stock options to purchase Common Shares of the Corporation with an exercise price of $0.50, a grant date market value of $0.50 and a term of 5 years. None of these options were exercised during the financial year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Corporation has in place a stock option plan dated for reference September 20, 2005 (the "Plan"). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Corporation and thereby encourage their continuing association with the Corporation. The Plan is administered by the directors of the Corporation. The Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Corporation or a subsidiary of the Corporation. All options expire on a date not later than five years after the issuance of such option.

The following table sets out equity compensation plan information as at the end of the financial year ended March 31, 2006.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - the Plan	1,335,000	$0.51	2,647,000
Equity compensation plans not approved by securityholders	-	-	n/a
Total	1,335,000	$0.51	2,647,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Corporation were indebted to the Corporation as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Corporation. To the knowledge of management of the Corporation, no informed person or nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Corporation or any of its

subsidiaries during the year ended March 31, 2006, or has any interest in any material transaction in the current year other than as set out herein.

On February 1, 2006, the Corporation acquired an exclusive licence to develop certain SOD1 technologies owned by Dr. Neil Cashman, an officer, director and shareholder of the Corporation, for diagnostic and therapeutic applications for ALS disease. In consideration, the Corporation committed to spend $300,000 on research on the technology within three years and pay a small royalty on commercial sales. The Corporation also received an option to acquire the technology on payment of $100,000 in cash or common shares at any time prior to the fifth anniversary of the licence agreement. The acquisition of the licence was valued at the carrying value, which was determined to be nominal.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains directors' and officers' liability insurance on behalf of its directors and officers to protect them against liability incurred by them in their capacity as directors and officers of the Corporation. The premium paid by the Corporation from the period November 7, 2005 to November 7, 2006 was $22,000. The aggregate limit of liability under the policy is $3,000,000 for the policy period, with a corporate deductible of $25,000 per claim with specific exclusions customary in policies of this nature. There is no deductible payable by directors and officers.

SHAREHOLDER PROPOSALS

Pursuant to *Canada Business Corporations Act*, shareholder proposals to be considered for inclusion in the management proxy circular for the next annual general meeting of the Corporation must be received the Corporation on or before the close of business on July 4, 2007.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on www.Sedar.com. Financial information is provided in the Corporation's comparative financial statements and management discussion and analysis. The Corporation will provide to any person or company, upon request to James Parsons, Chief Financial Officer of the Corporation, one copy of the comparative financial statements of the Corporation filed with the applicable securities regulatory authorities for the Corporation's most recently completed financial year in respect to for which such financial statements have been issued, together with the report of the auditors, related management's discussion and analysis and any interim financial statements of the Corporation filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Management Proxy Circular.

DIRECTORS' APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of the Corporation.

By order of the Board of Directors

Dr. George Adams
President and Chief Executive Officer

DATED at Toronto, Ontario, August 28, 2006.

<u>**Attachment "A"**</u>

AMORFIX LIFE SCIENCES LTD.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I. PURPOSE

The Audit Committee is a committee of the Board of Directors of Amorfix Life Sciences Ltd. (the "Company"). The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial reporting and control responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee's primary duties and responsibilities are:

- overseeing the integrity of the Company's financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;
- recommending the appointment and reviewing and appraising the audit efforts of the Company's external auditor, overseeing the external auditor's qualifications and independence and providing an open avenue of communication among the external auditor, financial and senior management and the Board of Directors;
- serving as an external and objective party to oversee and monitor the Company's financial reporting process and internal controls, the Company's processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;
- encouraging continuous improvement of, and fostering adherence to, the Company's policies, procedures and practices at all levels.

II. COMPOSITION

The Committee shall consist of a minimum of three directors of the Company, including the Chair of the Committee, two of whom shall be "independent" directors as such term is defined in Schedule "A". All members shall, to the satisfaction of the Board of Directors, be "financially literate" as defined in Schedule "A".

The members of the Audit Committee shall be elected by the Board of Directors at the annual organizational meeting of the Board of Directors or until their successors are duly elected and qualified. The Board of Directors may remove a member of the Audit Committee at any time in its sole discretion by resolution of the Board. Unless a Chair is elected by the full Board of Directors, the members of the Audit Committee may designate a Chair by majority vote of the full membership of the Audit Committee.

III. DUTIES AND RESPONSIBILITIES

1. The Committee shall review and recommend to the Board for approval:

    (a) The annual audited financial statements.

    (b) Review with financial management and the external auditor the Company's financial statements, MD&A's and earnings releases to be filed with regulatory bodies such as securities commissions prior to filing or prior to the release of earnings. Review of quarterly results with the external auditor will be at the discretion of the committee.

(c) Documents referencing, containing or incorporating by reference the annual audited consolidated financial statements or interim financial results (e.g., prospectuses, press releases with financial results and Annual Information Form – when applicable) prior to their release.

2. The Committee, in fulfilling its mandate, will:

(a) Satisfy itself that adequate internal controls and procedures are in place to allow the Chief Executive Officer and the Chief Financial Officer to certify financial statements and other disclosure documents as required under securities laws.

(b) Recommend to the Board of Directors the selection of the external auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the external auditor.

(c) Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor, and discussing and resolving any material differences of opinion or disagreements between management and the external auditor.

(d) Review and discuss, on an annual basis, with the external auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

(e) Review and approve requests for any management consulting engagement to be performed by the external auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees.

(f) Review the performance of the external auditor and approve any proposed discharge and replacement of the external auditor when circumstances warrant. Consider with management the rationale for employing accounting/auditing firms other than the principal external auditor.

(g) Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization's financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

(h) Arrange for the external auditor to be available to the Audit Committee and the full Board of Directors as needed. Ensure that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

(i) Oversee the work of the external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

(j) Pre-approve any permissible non-audit engagements of the external auditors, in accordance with applicable legislation.

(k) Review and approve hiring policies for employees or former employees of the past and present external auditors.

(l) Review the scope of the external audit, including the fees involved.

(m) Review the report of the external auditor on the annual audited consolidated financial statements.

(n) Review problems found in performing the audit, such as limitations or restrictions imposed by management or situations where management seeks a second opinion on a significant accounting issue.

(o) Review major positive and negative observations of the auditor during the course of the audit.

(p) Review with management and the external auditor of the Company's major accounting policies, including the impact of alternative accounting policies and key management estimates and judgments that can materially affect the financial results.

(q) Review emerging accounting issues and their potential impact on the Company's financial reporting.

(r) Review with management, the external auditors and legal counsel, any litigation, claims or other contingency, including tax assessments, which could have a material affect upon the financial position or operating results of the Company, and whether these matters have been appropriately disclosed in the financial statements.

(s) Review the conclusions reached in the evaluation of management's internal control systems by the internal external auditors, and management's responses to any identified weaknesses

(t) Review with management their approach to controlling and securing corporate assets (including intellectual property) and information systems, the adequacy of staffing of key functions and their plans for improvements.

(u) Review with management their approach with respect to business ethics and corporate conduct, written codes of conduct established by management and the program used by management to monitor compliance with the code.

(v) Review annually the code of ethics and legal and regulatory requirements that, if breached, could have a significant impact on the Company's published financial reports or reputation.

(w) Review the results of annual testing performed by the external auditors on the compliance of the company's expense policy by Management of the Company.

(x) Review with management relationships with regulators, and the accuracy and timeliness of filing with regulatory authorities (when and if applicable).

(y) Review annually the business continuity plans for the Company.

(z) Review the annual audit plans of the external auditors of the Company.

(aa) Review annually general insurance coverage of the Company to ensure adequate protection of major corporate assets including but not limited to D&O and "Key Person" coverage.

(bb) Satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information (other than the documents under section 1(b) above)

extracted or derived from the Company's financial statements and must periodically assess the adequacy of such procedures.

(cc) Perform such other duties as required by the Company's incorporating statute and applicable securities legislation and policies.

(dd) Establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or audit matters.

3. The Committee may engage and communicate directly and independently with outside legal and other advisors for the Committee as required and set and pay the compensation of such advisors.

4. On a yearly basis, the Committee will review the Audit Committee Charter and where appropriate recommend changes to the Board of Directors.

IV. SECRETARY

The Secretary of the Committee will be appointed by the Chair.

V. MEETINGS

1. The Committee shall meet at such times and places as the Committee may determine, but no less than four times per year. At least annually, the Committee shall meet separately with management and with the external auditors.

2. Meetings may be conducted with members present, in person, by telephone or by video conference facilities.

3. A resolution in writing signed by all the members of the Committee is valid as if it had been passed at a meeting of the Committee.

4. Meetings of the Audit Committee shall be held from time to time as the Audit Committee or the Chairman of the Committee shall determine upon 48 hours notice to each of its members. The notice period may be waived by a quorum of the Committee

5. The external auditors or any member of the Committee may also call a meeting of the Committee. The external auditors of the Company will receive notice of every meeting of the Committee.

6. The Board shall be kept informed of the Committee's activities by a report, including copies of minutes, at the next board meeting following each Committee meeting.

VI. Quorum

Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Committee.

Approved by the Board of Directors on December 2, 2005

Schedule "A"

Independence Requirement of Multilateral Instrument 52-110

A member of the Audit Committee shall be considered "independent", in accordance with *Multilateral Instrument 52-110 - Audit Committees* ("MI 52-110") if that member has no direct or indirect relationship with the Company, which could reasonably interfere with the exercise of the member's independent judgment. The following persons are considered to have a material relationship with the Company and, as such, cannot be a member of the Audit Committee:

(a) an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c) an individual who:

(i) is a partner of a firm that is the issuer's internal or external auditor,

(ii) is an employee of that firm, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i) is a partner of a firm that is the issuer's internal or external auditor,

(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer's current executive officers serves or served at that same time on the entity's compensation committee; and

(f) an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

Financial Literacy under Multilateral Instrument 52-110

"Financially literate", in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Amorfix Life Sciences Ltd.
3080 Yonge Street, Suite 6020
Toronto, Ontario M4N 3N1

Tel: (416) 482-3813

Item 2 Dates of Material Change

August 3, 2006

Item 3 News Release

August 3, 2006, Toronto, Ontario, Canada NewsWire

Item 4 Summary of Material Change

The Company announced that it has entered into a research and investment agreement with Biogen Idec ("Biogen") of Cambridge, Massachusetts, which includes an option to license the exclusive worldwide rights to the Company's technology to develop and commercialize therapeutic products directed against the neurodegenerative disease Amyotrophic Lateral Sclerosis (ALS).

Item 5 Full Description of Material Change

The Company announced that it has entered into a research and investment agreement with Biogen of Cambridge, Massachusetts, which includes an option to license the exclusive worldwide rights to the Company's technology to develop and commercialize therapeutic products directed against the neurodegenerative disease Amyotrophic Lateral Sclerosis (ALS). The Company will conduct a planned research program with operational support and investment from Biogen.

On closing, Biogen subscribed for common shares of the Company in the amount of US$375,000 representing 289,187 common shares at a price of Cdn$1.46 per common share. These shares are subject to a four-month hold period. Over the period of the option, Biogen may subscribe for additional common shares of the Company in the amount of US$375,000 based on the achievement of predefined research milestones. If Biogen exercises its option, the Company will receive an upfront payment and potential milestone payments in excess of US$25 million under the license agreement. The Company will also receive royalties on commercial product sales. If the option is exercised, Biogen will be responsible for completing preclinical and clinical development, regulatory approvals, manufacturing and commercialization.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone numbers noted below:

Dr. George Adams
President & CEO
Suite 6020
3080 Yonge Street
Toronto Ontario M4N 3N1

Telephone: (416) 482-3812

James Parsons
CFO
Suite 6020
3080 Yonge Street
Toronto Ontario M4N 3N1

Telephone: (416) 482-3814

Item 9 Date of Report

August 10, 2006.

March 24, 2006

Amorfix Life Sciences Ltd.
30 Belsize Drive
Toronto, ON M4S 1L4

Attention: **Mr. George Adams**
President and CEO

Dear Sir:

Blackmont Capital Inc. (the "**Agent**") understands that Amorfix Life Sciences Ltd. (the "**Corporation**") proposes to issue and sell up to 3,529,412 common shares (the "**Private Placement Shares**") of the Corporation at a price of $0.85 per common share (the "**Offering Price**").

Subject to the terms and conditions hereof, the Agent hereby agrees to act as, and the Corporation hereby appoints the Agent, the sole and exclusive agent of the Corporation to use commercially reasonable efforts to effect the sale of the Common Shares on a private placement basis in the Selling Jurisdictions. The Agent is also granted an option (the "**Agent's Option**") by the Corporation to arrange for the sale, on a "best efforts" agency basis, of up to an additional 529,412 common shares (the "**Option Shares**") for additional gross proceeds up to a maximum of $450,000 to purchasers resident in the Selling Jurisdictions at the Offering Price, which Agent's Option may be exercised, in whole or in part, by notice in writing at any time prior to the Closing Time (as hereinafter defined). The Private Placement Shares and that number of Option Shares in respect of which the Agent's Option is exercised are referred to herein as the "**Common Shares**". The Agent may engage one or more sub-agents who shall be registered investment dealers or brokers (the "**Sub-Agents**") in the applicable jurisdiction. It is understood and agreed by the Corporation and the Agent that the Agent shall act as agent only, and is under no obligation to exercise the Agent's Option or to purchase any Common Shares. The sale of the Private Placement Shares and that number of Option Shares in respect of which the Agent's Option is exercised is referred to herein as the "**Offering**".

In consideration for their services hereunder, including acting as financial advisors to the Corporation and advising on the terms and conditions of the Offering, the Agent shall be entitled to be paid the fees provided for below and to be issued the Compensation Options (as hereinafter defined) which fees shall be payable and Compensation Options shall be issued at the Closing Time. For greater certainty, the services provided by the Agent in connection herewith will not be subject to goods and services tax provided for in the *Excise Tax Act* (Canada) and taxable supplies will be incidental to the exempt financial services provided. In addition to the Compensation Options, a fee equal to $0.068 (8.0%) of the gross proceeds from the sale of each Common Share shall be paid by the Corporation to the Agent (the "**Agency Fee**") excluding Common Shares sold under the President's list. In addition, the Corporation agrees to pay the Agent's reasonable expenses incurred in connection with the Offering and the work fee both as set forth in paragraph 10 and 11 hereof.

Terms and Conditions

The Agreement resulting from the acceptance of this letter by the Corporation is subject to the following terms and conditions:

1. In this agreement:

(a) "**Agent's counsel**" means Borden Ladner Gervais LLP or such other legal counsel as the Agent, with the consent of the Corporation, may appoint;

(b) "**Applicable Securities Laws**" means all applicable securities, corporate and other laws, rules, regulations, notices, policies and similar instruments;

(c) "**Business Day**" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(d) "**Common Shares**" means the common shares of the Corporation which form part of the Offering;

(e) "**common shares**" means the common shares in the capital of the Corporation as constituted on the date hereof;

(f) "**Compensation Options**" means the compensation options of the Corporation issuable to the Agent as payment in part for its services hereunder to purchase such number of common shares as is equal to 8.0% of the number of Common Shares sold under the Offering excluding Common Shares sold under the President's List exercisable at a price of $0.85 per common share for a period of 18 months following the Closing Time;

(g) "**Compensation Shares**" means the common shares issuable to the Agent upon exercise of the Compensation Options;

(h) "**Closing Date**" means March 24, 2006 or such other date as the Agent and the Corporation may agree;

(i) "**Closing Time**" means 10:00 a.m. (Calgary time) or such other time, on the Closing Date, as the Agent and the Corporation may agree;

(j) "**Corporation's counsel**" means Lang Michener or such other legal counsel as the Corporation, with the consent of the Agent, may appoint;

(k) "**Documents**" means collectively:

 (i) the Financial Statements;

 (ii) all material change reports filed by the Corporation since September 21, 2005; and

 (iii) all press releases released by the Corporation since September 21, 2005.

(l) **"Due Diligence Session"** has the meaning ascribed thereto in Section 7(a);

(m) "**Exchange**" means the TSX Venture Exchange;

(n) "**Financial Statements**" means the unaudited financial statements of the Corporation for the third quarter ended on December 31, 2005, together with the notes attached thereto;

(o) **"IP Assignment"** means the assignment dated February 18, 2005, as amended April 1, 2005, among the Corporation, Neil R. Cashman, Marty Lehto, and The Governing Council of the University of Toronto, pursuant to which the Corporation acquired the Intellectual Property;

(p) "**MI 45-102**" means Multilateral Instrument 45-102 (Resale of Securities);

(q) "**misrepresentation**", "**material change**" and "**material fact**" shall have the meanings ascribed thereto under the Applicable Securities Laws of the Selling Jurisdictions, "**distribution**" means "distribution" or "distribution to the public", as the case may be, as defined under the Applicable Securities Laws of the Selling Jurisdictions and "**distribute**" has a corresponding meaning;

(r) **"President's List"** means subscribers to the Offering that are insiders, employees or consultants of the Corporation or close personal friends of the President;

(s) **Public Record"** means all information filed by or on behalf of the Corporation with the Securities Commissions, including without limitation, the Documents and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws of the Selling Jurisdictions;

(t) "**Resale Rules**" means MI 45-102 and Companion Policy 45-102CP;

(u) "**Responses**" means the written responses delivered by the directors, officers and senior management of the Corporation at the Due Diligence Session;

(v) "**Securities Commissions**" means the securities commissions or similar regulatory authorities in the Selling Jurisdictions;

(w) "**Selling Jurisdictions**" means the provinces of Alberta, British Columbia, Ontario and Quebec and such other jurisdictions as the Agent may designate, with the consent of the Corporation prior to the Closing Date;

(x) "**subsidiaries**" has the meaning ascribed thereto in the *Business Corporations Act* (Alberta);

(y) "**Subscriber**" means a person who executes a Subscription Agreement;

(z) "**Subscription Agreement**" means the agreement entered into between each Subscriber and the Corporation in respect of such Subscriber's subscription for Common Shares;

(aa) **"Underlying Shares"** means the common shares of the Corporation issuable upon exercise of the Compensation Option;

2. The Corporation agrees that the Common Shares will be duly and validly created and the Common Shares issued as fully paid and non-assessable pursuant to the terms of the Subscription Agreements.

3. The Corporation acknowledges and agrees that the subscription funds from the Common Shares will be used to accelerate the diagnostic and therapeutic research and development program as well as general corporate purposes.

4. The Agent covenants and agrees with the Corporation that it will and will cause its Sub-Agents if any, to:

(a) conduct activities in connection with the proposed offering and sale of the Common Shares in compliance with all Applicable Securities Laws in the Selling Jurisdictions and, without limitation, agrees that, if not permitted having regard to the exemption being utilized for the issuance of the Common Shares, it will not make available to prospective purchasers of the Common Shares any document or material which would constitute an offering memorandum as defined under Applicable Securities Laws in the Selling Jurisdictions;

(b) not advertise the proposed sale of the Common Shares in printed media of general and regular paid circulation, radio, television or telecommunications (including electronic display);

(c) not trade in Common Shares or otherwise do any act in furtherance of a trade of Common Shares outside of the Selling Jurisdictions; and

(d) not solicit subscriptions for Common Shares except in accordance with the terms and conditions of this agreement.

5. The Agent agrees to obtain from each Subscriber an executed Subscription Agreement and deliver such Subscription Agreements to the Corporation. In addition, the Agent agrees to obtain from each Subscriber such forms as may be required by the Exchange and such other documents as may be required by the Securities Commissions or the Exchange as provided by the Corporation to the Agent for delivery hereunder.

6. The Corporation represents and warrants to the Agent, and acknowledges that the Agent is relying upon such representations and warranties, that:

(a) the Corporation has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to the Corporation of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business which are necessary or desirable to carry on the business of the Corporation as now conducted and as presently proposed to be conducted, and all such licenses, registrations and qualifications are valid and existing and in good

standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of the Corporation (taken as a whole), as now conducted or as proposed to be conducted;

(b) the Corporation has full corporate power and the authority to issue the Common Shares and Underlying Shares and at the Closing Date, the Common Shares and Underlying Shares will be duly and validly authorized, allotted and reserved for issuance and the Common Shares and Underlying Shares will, upon receipt of full payment therefor, be validly issued as fully paid and non-assessable common shares;

(c) the execution and delivery of, and the performance of and compliance with the terms of, this agreement and the Subscription Agreements and the performance of any of the transactions contemplated hereby and thereby by the Corporation, do not and will not result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under any applicable laws or any term or provision of the articles, by-laws or resolutions of the directors or shareholders of the Corporation, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation (taken as a whole), as now conducted or as proposed to be conducted, or its properties or assets;

(d) the Corporation has full corporate power and authority to enter into this agreement and the Subscription Agreements and to perform its obligations set out herein and therein, and this agreement has been, and each of the Subscription Agreements will, on the Closing Date, be duly authorized, executed and delivered by the Corporation, and this agreement is, and the Subscription Agreements will be, on the Closing Date, legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their respective terms subject to the general qualifications that:

(i) enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting creditors' rights;

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

(iv) rights to indemnity and contribution hereunder may be limited or unavailable under applicable law;

(e) there has not been any material change in the assets, liabilities or obligations (absolute, contingent or otherwise) of the Corporation from the position set forth in the Financial Statements and there has not been any material adverse change in the business, operations, capital or condition (financial or otherwise) or results of the operations of the Corporation since September 21, 2005; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Corporation and its subsidiaries, if any, (taken as a whole);

(f) the Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of the Corporation on a consolidated basis at the date thereof and the results of the operations of the Corporation on a consolidated basis for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation on a consolidated basis as at the dates thereof,

(g) there are no actions, suits, proceedings or inquiries, including, to the best of the Corporation's knowledge, information and belief, after due inquiry, pending or threatened against or affecting the Corporation or any of its subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the assets, business, operations or condition (financial or otherwise) of the Corporation (taken as a whole) or which affects or may affect the distribution of the Common Shares;

(h) the Corporation is not a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the Corporation and applicable laws, indemnities in favour of Subscribers pursuant to the Subscription Agreements and other than indemnities in favour of agents or underwriters in connection with an issuance of securities or like transactions and other than standard indemnities in favour of purchasers of assets in purchase and sale agreements and indemnities in favour of the Corporation's bankers) or any other like commitment of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person;

(i) the Corporation has no loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm's length with the Corporation that are currently outstanding;

(j) no officer, director, employee or any other person not dealing at arm's length with the Corporation or, to the knowledge of the Corporation, any associate or affiliate

of any such person, owns, has or is entitled to any royalty, net profits interest, carried interest or any other encumbrances or claims of any nature whatsoever which are based on production from the Corporation's properties or assets or any revenue or rights attributed thereto;

(k) the information and statements set forth in the Public Record, as such related to the Corporation were true, correct, and complete and do not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to the Corporation which is not disclosed in the Public Record and the Corporation has not filed any confidential material change reports which continue to be confidential;

(l) the authorized capital of the Corporation consists of an unlimited number of common shares of which, as at the date hereof, 24,559,000 common shares are outstanding as validly issued and fully paid and non-assessable shares;

(m) other than pursuant to the provisions of this agreement and other than options and outstanding warrants to purchase an aggregate of 5,709,000 Common Shares, no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of the Corporation or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) of the Corporation;

(n) the Corporation has duly and on a timely basis filed all tax returns required to be filed by it except for the Amorfix corporate tax returns for the periods ended March 31, 2004, and March 31, 2005 and the Luxor tax return for the period ended September 21, 2005, all of which shall be filed in the next 90 days, and has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Corporation and, to the best knowledge of the Corporation, after due inquiry, there are no actions, suits, proceedings, investigations or claims threatened or pending against the Corporation in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(o) the issued and outstanding Common Shares are listed on the Exchange and the Corporation is in compliance with the by-laws, rules and regulations of the Exchange.

(p) the minute books of the Corporation are true and correct and contain the minutes of all meetings and all the resolutions of directors and shareholders thereof;

(q) the Corporation is a "reporting issuer" in British Columbia and Alberta within the meaning of Applicable Securities Laws in such provinces and is not in default of any requirements of Applicable Securities Laws thereof;

(r) the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agents commission or other forms of compensation with respect to the transactions contemplated herein for which the Corporation will have any liability or obligation except as provided herein;

(s) the Corporation is not in default of any material requirement of Applicable Securities Laws; and, subject to the compliance by the Agent with paragraph 4 hereof, the Corporation is entitled to avail itself of the applicable prospectus exemptions available under such Applicable Securities Laws in respect of the trades in its securities to Subscribers resident in the Selling Jurisdictions as contemplated by this agreement;

(t) as at the date of this agreement, no insider of the Corporation has advised the Corporation of his intention to sell any securities of the Corporation within the next 90 days;

(u) except to the extent that any violation or other matter referred to in this subparagraph does not have a material adverse effect on the Corporation as a whole, in respect of the Corporation:

(i) it is not in violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health and safety matters, or the carrying on of scientific experimentation and conducting of scientific trials and the use of materials in connection thereafter (collectively, "**Environmental Laws**");

(ii) to the best of its knowledge, it has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(iii) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Corporation that have not been remedied;

(iv) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Corporation;

(v) it has not failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign the occurrence of any event which is required to be so reported by any Environmental Law; and

(vi) it holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect;

(v) other than this agreement and as set forth in Schedule "A" hereto, there are no material contracts or agreements which contain, create or may create any material obligation of the Corporation or from which it derives or could derive any material benefit or which are required by the Corporation to carry on its business as now conducted by it or as is now proposed to be carried on by it.

(w) except as set forth in Schedule "B" hereto, the Corporation is not a party to any contracts of employment which may not be terminated on six month's notice or less or which provide for payments occurring on a change of control of the Corporation;

(x) to its knowledge, neither the Corporation or its shareholders are a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Corporation;

(y) the Corporation does not have in place a shareholder rights protection plan;

(z) the representations and warranties of the Corporation in the Subscription Agreements are true and correct and the Corporation shall comply with all of the covenants and agreements made by it in the Subscription Agreements;

(aa) the Responses given by the Corporation and its directors, officers and senior management in the Due Diligence Session shall be true and correct in all material respects as at the time such Responses are given and such Responses taken as a whole shall not omit any fact or information necessary to make any of the Responses not misleading in light of the circumstances in which those Responses were given;

(bb) the Corporation is in compliance with the filing and certification requirements of each of National Instrument 51-102 (Continuous Disclosure Obligations) and Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings);

(cc) attached hereto as Part I of Schedule "C" is a complete and accurate list and particulars of all Intellectual Property owned by the Company (the "**Owned Intellectual Property**");

(dd) pursuant to the IP Assignment, the Corporation acquired the rights to certain proprietary discovery platforms for the identifications of proteins involved in misfolding diseases embodied in various patent applications, including but not limited to a Patent Cooperation Treaty application (No. PCT/CA2004/001503) to the Canadian Receiving Office, filed on August 20, 2004, entitled Epitope Protection Assay" defined in Canadian Patent Application 2,437,675 and

"Methods of Detecting Prion Proteins", defined in U.S. Provisional Patent Application 60,497,362;

(ee) the Owned Intellectual Property comprises all Intellectual Property necessary to conduct the business of the Corporation as now carried on;

(ff) the Corporation is the beneficial owner of the Owned Intellectual Property, free and clear of all encumbrances, and is not a party to or bound by any contract, agreement, or other obligation whatsoever that limits or impairs its ability to sell, transfer, assign or convey, or that otherwise affects, the Owned Intellectual Property other than as set out in the IP Assignment. Except as otherwise set out in the IP Assignment or Schedule "C", no person has been granted any interest in or right to use all or any portion of the Owned Intellectual Property;

(gg) the Corporation is not aware of a claim of any infringement or breach of any Intellectual Property Rights of any other person by the Corporation, nor has the Corporation received any notice that the conduct of its business, including the use of the Owned Intellectual Property, infringes upon or breaches any Intellectual Property Rights of any other person. To the best of the Corporation's knowledge, information and belief, after due inquiry, the conduct of the business of the Corporation does not infringe upon the Intellectual Property Rights or use in any unauthorized manner the intellectual property of any other person. To the best of the Corporation's knowledge, information and belief, after due inquiry, there has been no infringement or violation of any of its rights in the Owned Intellectual Property by any other person. The Corporation is not aware of any state of facts that casts doubt on the validity or enforceability of any of the Intellectual Property Rights in the Owned Intellectual Property;

(hh) the Owned Intellectual Property is not, and to the best of the Company's knowledge, information and belief, after due inquiry, will not be, the subject of any claims of opposition from any employees or contract staff of the Corporation. Except as disclosed in Schedule "C" to this agreement, all Intellectual Property developed by persons employed by or under contract to the Corporation and used or enjoyed in the business of the Corporation, was developed in the normal course of the employee's or contractor's duties, and no claim for compensation under any applicable laws has been made or is pending. The Corporation has, or on and prior to the Time of Closing will have, entered into confidentiality agreements and agreements with regard to ownership of the Intellectual Property with all current employees employed full-time or part-time within the business, and with all independent contractors who currently provide services (other than contract research) to the business;

(ii) save as set out in Schedule "C" and the IP Assignment, no license has been granted to any third party in respect of any of the Owned Intellectual Property and to the best of the Corporation's knowledge, information and belief, after due inquiry, there are no circumstances which could entitle a third party to call for such a license;

(jj) for the purposes of subparagraphs (bb) to (gg) inclusive:

(i) **"Intellectual Property"** means the intellectual property specified in paragraphs (cc) and (dd) above and all Intellectual Property Rights therein, including works protected by the law of copyright, trade-marks, patents, inventions and discoveries, industrial designs, trade secrets, know-how and rights to information of a confidential nature specifically relating to the property of the Company; and

(ii) **"Intellectual Property Rights"** means all intellectual and industrial property rights, including all rights to copyrights, trade-marks, patents, inventions and discoveries, industrial designs, design rights, trade secrets, know-how and rights to information of a confidential nature specifically relating to the property of the Company.

It is further agreed by the Corporation that all representations, warranties and covenants contained in this Section 6 made by the Corporation to the Agent shall also be deemed to be made for the benefit of the Subscribers as if the Subscribers were also parties hereto (it being agreed that the Agent is acting for and on behalf of the Subscribers for this purpose).

7. The Corporation further agrees as follows:

(a) prior to the Closing Time and during the period from the effective date hereof until completion of the distribution of the Common Shares, the Corporation shall allow the Agent the opportunity to conduct required due diligence and to obtain, acting reasonably, satisfactory results therefrom and in particular, the Corporation shall allow the Agent and Agent's counsel to conduct all due diligence which the Agent may reasonably require in order to confirm the Public Record are accurate, complete and current in all material respects and to fulfill the Agent' obligations as registrants and, in this regard, without limiting the scope of the due diligence inquiries the Agent may conduct, the Corporation shall make available its directors and senior management and shall use its reasonable best efforts to make available its auditors to provide responses to any questions which the Agent may have and to participate in one or more formal due diligence sessions to be held prior to Closing Date (all of such sessions referred to as the **"Due Diligence Session"**). The Agent shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Corporation shall provide written Responses to such questions and shall use its reasonable best efforts to have its auditors provide written responses to such questions in advance of the Due Diligence Session;

(b) it will use its best efforts to obtain, prior to the Closing Time, all necessary approvals of the Exchange for the issuance of the Common Shares and shall comply with all requirements of the Exchange in connection with the issuance and listing of the Common Shares on the Exchange including the filing of all necessary documentation in accordance with the requirements of the Exchange in connection with the listing of the Common Shares on the Exchange;

(c) it will enter into a Subscription Agreement with each Subscriber and it will duly, punctually and faithfully perform and comply with all the obligations to be performed by it, and all of its covenants and agreements, under and pursuant to the Subscription Agreements;

(d) until the date that is thirty (30) days following the Closing Date, the Corporation shall provide to the Agent a draft of all press releases for review prior to publication or release, subject to the Corporation's obligations under Applicable Securities Laws to make timely disclosure of material information, and the Agent agrees to keep such information confidential until it is disseminated into the market place;

(e) during the period commencing with the date hereof and ending on the conclusion of the distribution of the Common Shares, the Corporation will promptly inform the Agent of the full particulars of:

(i) any material change (actual, anticipated or threatened) in the business, operations, capital or condition (financial or otherwise) of the Corporation or its properties or assets; and,

(ii) the occurrence of a material fact or event, which, in any such case is, or may be, of such a nature as to:

A. render any portion of the Documents untrue, false or misleading in any material respect;

B. result in a misrepresentation in the Documents; or

C. result in the Documents not complying with the Applicable Securities Laws;

provided that if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this subparagraph has occurred, the Corporation shall promptly inform the Agent of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Agent as to whether the occurrence is of such a nature;

(f) during the period commencing with the date hereof and ending on the conclusion of the distribution of the Common Shares, the Corporation will promptly inform the Agent of the receipt by the Corporation of:

(i) any communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority relating to the Corporation; and

(ii) the issuance by any Securities Commission, the Exchange or other securities commission or similar regulatory authority or by any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose;

(g) the Corporation will promptly, and in any event within any applicable time limitation, comply to the reasonable satisfaction of the Agent and Agent's counsel with Applicable Securities Laws of the Selling Jurisdictions with respect to any

material change, change, occurrence or event of the nature referred to in subparagraphs 7(e) and 7(f) above;

(h) the Corporation shall deliver to the Agent as many copies of the Documents as the Agent may reasonably request and such delivery shall constitute the Corporation's authority to use the Documents (and any amendments thereto) in connection with the offering of the Common Shares for sale;

(i) as soon as reasonably possible, and in any event by the Closing Date, the Corporation shall take all such steps as may reasonably be necessary to enable the Common Shares to be offered for sale and sold on a private placement basis to Subscribers in the Selling Jurisdictions through the Agent or any other investment dealers or brokers registered in any of the Selling Jurisdictions by way of the exemptions set forth in Applicable Securities Laws of each of the Selling Jurisdictions;

(j) the Corporation shall use its best efforts to maintain its status as a reporting issuer not in default of any Applicable Securities Laws in the provinces of Alberta and British Columbia provided that the foregoing shall not restrict the ability of the Corporation to complete a merger, sale, acquisition or other similar transaction, one of the results of which is that the Corporation ceases to be a reporting issuer in any or all of such provinces; and

(k) the Corporation will file with the applicable Securities Commissions all necessary forms as required such that the resale of the Common Shares shall be subject to a four month hold period under the Resale Rules (including the filing thereof on SEDAR).

8. The obligations of the Agent hereunder shall be conditional upon the Agent receiving, and the Agent shall have the right on the Closing Date on behalf of Subscribers for Common Shares to withdraw all Subscription Agreements delivered and not previously withdrawn by Subscribers unless the Agent receives, on the Closing Date:

(a) a legal opinion of the Corporation's counsel addressed to the Agent, Agent's counsel and the Subscribers, in form and substance reasonably satisfactory to the Agent and Agent's counsel, with respect to such matters as the Agent may reasonably request relating to the offering of the Common Shares, as applicable, including, without limitation, that:

   (i) the Corporation has been duly amalgamated, is validly subsisting and has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business in all jurisdictions in which it carries on business or owns any material assets;

   (ii) the Corporation has full corporate power and authority to enter into this agreement, the Subscription Agreements and the agreements or certificates relating to the issuance and to perform its obligations set out herein and therein, and this agreement and the Subscription Agreements have been

duly authorized, executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their respective terms subject to normal qualifications including those relating to creditors' rights generally and except that rights to indemnity may be limited by applicable law;

(iii) the execution and delivery of this agreement and the Subscription Agreements and the fulfilment of the terms hereof and thereof by the Corporation, and the performance of and compliance with the terms of this agreement and the Subscription Agreements by the Corporation do not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, (i) any applicable laws of the Province of Alberta; (ii) any term or provision of the articles, bylaws or resolutions of the directors or shareholders of the Corporation; or (iii) of which counsel is aware, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which the Corporation is bound on the Closing Date; which, in any of such cases, might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation (taken as a whole) or its properties or assets;

(iv) the offering, sale, issuance and delivery of the Common Shares by the Corporation to purchasers in the Selling Jurisdictions in accordance with the provisions hereof are exempt from the prospectus requirements of Applicable Securities Laws in the Selling Jurisdictions and no prospectus or other document must be filed, proceeding taken or approval, consent or authorization obtained by the Corporation under Applicable Securities Laws in the Selling Jurisdictions to permit the distribution of the Common Shares to purchasers in the Selling Jurisdictions, provided that the Corporation files, within the time period stipulated by the Applicable Securities Laws in the Selling Jurisdictions, the report stipulated by the Applicable Securities Laws in the Selling Jurisdictions, in each case prepared and executed in accordance with Applicable Securities Laws in the Selling Jurisdictions, together with the requisite filing fees, assuming distribution by registrants who comply with the relevant provisions of such Applicable Securities Laws;

(v) all approvals necessary for the issuance of the Common Shares, the Compensation Option and the Underlying Shares have been received; and

(vi) the authorized and issued capital of the Corporation;

and as to all other legal matters as the Agent or Agent's counsel may reasonably request, including, compliance with Applicable Securities Laws in any way connected with the creation, issuance, sale and delivery of the Common Shares and the first trade of the under the SHAIR Rules.

It is understood that the Corporation's counsel may rely on the opinions of local counsel acceptable to it and on certificates of officers of the Corporation and the auditors of the Corporation and the registrar and transfer agent of the Corporation's Common Shares as to relevant matters of fact.

(b) a certificate of the Corporation dated the Closing Date, addressed to the Agent and signed on the Corporation's behalf by its Chief Executive Officer and Chief Financial Officer, certifying that:

(i) the Corporation has complied with and satisfied all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Corporation set forth in this agreement are true and correct at the Closing Time, as if made at such time;

(iii) the Responses at the Due Diligence Session, subject to the qualifications and provisos set forth in such Responses, are true and correct in all material respects as at the Closing Time, as if made at such time;

(iv) no event of a nature referred to in Section 13(a), (b) or (d) has occurred or, to the knowledge of such officers is pending, contemplated or threatened; and

(v) the Corporation has made and/or obtained on or prior to the Closing Time, all necessary filings, approvals consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which the Corporation is a party or by which it is bound, required for the execution and delivery of this agreement, the offering and sale of the Common Shares and the consummation of the other transactions contemplated hereby (subject to completion of filings with certain regulatory authorities following the Closing Date);

and the Agent shall have no knowledge to the contrary;

(c) definitive certificates, representing, in the aggregate, all of the Common Shares and Compensation Options as subscribed for, issued on the Closing Date and registered in such name or names as the Agent shall notify the Corporation in writing not less than twenty-four (24) hours prior to the Closing Time;

(d) executed copies of the Subscription Agreements, each in form and substance reasonably satisfactory to the Agent and the Agent's counsel; and

(e) the Agent shall be satisfied that Subscribers that acquire Common Shares under the offering contemplated hereby will be able to take advantage of, and the Common Shares may be resold in accordance with, subsection 2.5(ii) of MI 45-102 such that the Common Shares will be subject only to a four month hold period under MI 45-102.

9. The sale of the Common Shares shall be completed at the Closing Time at the offices of • or at such other place as the Corporation and the Agent may agree. Subject to the

conditions set forth in paragraph 8, the Agent, on the applicable Closing Date, shall deliver to the Corporation:

(a) all completed Subscription Agreements;

(b) other documentation required by the Exchange or the Securities Commissions and provided by the Corporation to the Agent for such purpose; and

(c) a certified cheque(s) or bank draft(s) payable to the Corporation at par in Calgary in an amount equal to the aggregate of all subscriptions delivered to and accepted by the Corporation less the commission and the remainder of the corporate finance fee, if any, due and payable to the Agent pursuant to paragraph 10 and any reimbursement of expenses, due and payable to the Agent pursuant to paragraph 11 (or effect payment by electronic funds transfer or in such other manner as the Corporation and the Agent may agree);

The Corporation may not reject any properly completed Subscription Agreement unless the number of Common Shares subscribed for pursuant to the Subscription Agreements and tendered by the Agent exceed the maximum number of Common Shares to be sold under this agreement or unless the distribution cannot be completed in accordance with Applicable Securities Laws.

10. In consideration for services of the Agent hereunder, the Corporation agrees to pay at the Closing Time to the Agent in addition to the Agency Fees, a corporate finance work fee equal to $15,000 plus GST 7%.

11. Whether or not the transaction herein shall be completed, the Corporation shall pay all reasonable expenses incurred from time to time in connection with the Offering, including the Agent's reasonable out-of-pocket expenses, which include those expenses incurred in connection with due diligence and marketing meetings and the reasonable legal fees and disbursements of the Agent's legal counsel, and any applicable Goods and Services Tax on the foregoing amounts. The Agent agrees that it will not incur legal fees in excess of $15,000 without prior consultation with the Corporation, excluding disbursements and taxes. The Agent acknowledges and agrees that it has already received $10,000 from the Corporation as an advance in respect of reimbursement of a portion of its legal fees and a portion of its work fee.

12. The Agent may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof on the part of the Corporation, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Agent only if the same is in writing.

13. The Agent may terminate its obligations hereunder, by written notice to the Corporation, in the event that after the date hereof and at or prior to the Closing Time:

(a) any order prohibiting or restricting the distribution of the Common Shares is made, or proceedings are announced or commenced for the making of any such order, by

any securities commission or similar regulatory authority, and has not been rescinded, revoked or withdrawn;

(b) any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of its directors or senior officers is announced or commenced by any securities commission or similar regulatory authority, the Exchange or by any other competent authority, or there is any change of law or the interpretation or administration thereof, if, in the sole opinion of the Agent, acting reasonably, the announcement or commencement thereof or change, as the case may be, materially adversely affects the distribution of the Common Shares of the Corporation or the Common Shares;

(c) there should develop, occur or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, act of hostility or escalation thereof, or any other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, or any governmental action, law, regulation, inquiry or other occurrence of any nature whatsoever or change in the financial markets which in the sole opinion of the Agent, acting reasonably, materially adversely affects or involves, or will materially adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation (taken as a whole);

(d) there should occur any material change, change of a material fact, occurrence or event of the nature referred to in subparagraph 7(e) or any development that could result in a material change or change of a material fact which, in the opinion of the Agent as determined by the Agent in their sole discretion, acting reasonably, could reasonably be expected to have a material adverse effect on the business, operations or affairs of the Corporation (taken as a whole) or the market price or value or the marketability of the Common Shares;

(e) the state of the financial markets is such that in the sole opinion of the Agent, the Common Shares cannot be successfully or profitably marketed;

(f) the Agent, acting reasonably, determine that the Corporation shall be in breach of, default under or non-compliance in any material respect with any material representation, warranty, term or condition of this agreement or the Subscription Agreements;

(g) the Agent, acting reasonably, is not satisfied with the results of its due diligence investigation carried out prior to the Closing Time; or

(h) refusal of the Exchange to grant a conditional listing of the Common Shares;

in any of which cases, the Agent shall be entitled, at its option, to terminate and cancel its obligations to the Corporation under this agreement and the obligations of any purchaser under any Subscription Agreement by written notice to that effect given to the Corporation prior to the Closing Time. In the event of any such termination, the Corporation's liabilities to the Agent shall

be at an end except for any liability of the Corporation provided for in this agreement which by its terms survives termination.

14. The Agent may exercise any or all of the rights provided for in paragraphs 8, 12 or 13 notwithstanding any material change, change, event or state of facts and notwithstanding any act or thing taken or done by the Agent or any inaction by the Agent, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Agent related to the offering or continued offering of the Common Shares for sale and any act taken by the Agent shall only be considered to have waived or be estopped from exercising or relying upon any of its rights under or pursuant to paragraphs 8, 12 or 13 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

15. Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Corporation prior to the Closing Time. No termination pursuant to the terms of this agreement shall discharge or otherwise affect any obligation of the Corporation under paragraphs 11 and 17 through 26 inclusive. The right of the Agent to terminate its obligations hereunder is in addition to, and without prejudice to, any other remedies it may have.

16. It is understood that all representations, warranties, terms and conditions herein or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Agent for the Common Shares and the termination of this agreement and shall continue in full force and effect for the benefit of the Agent regardless of any investigation, by or on behalf of the Agent with respect thereto.

17. The Corporation (the "**Indemnitor**") shall indemnify and save harmless the Agent and any Sub-Agents and their respective affiliates, shareholders, directors, partners, officers, employees, advisors and agents (collectively the "**Indemnified Parties**") from and against all actual or threatened claims, actions, suits, investigations and proceedings (collectively "**Proceedings**") and all losses (other than loss of profits), expenses, fees, damages, obligations, payments and liabilities (collectively "**Liabilities**") (including without limitation all statutory duties and obligations, all amounts paid to settle any action or to satisfy any judgment or award and all legal fees and disbursements actually incurred) which now or any time hereafter are suffered or incurred by reason of any event, act or omission in any way connected, directly or indirectly, with:

(a) any information or statement contained in the Subscription Agreements or the Documents (other than any information or statement relating solely to the Agent and furnished to the Corporation by the Agent expressly for inclusion in the Subscription Agreements) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact the omission of which makes, or is alleged to make, any such information or statement untrue or misleading in light of the circumstances in which it was made;

(b) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating to the Agent and furnished to the Corporation by the Agent expressly for inclusion in the Subscription Agreements), contained in the Subscription Agreements or the Documents;

(c) any misrepresentation or alleged misrepresentation contained in any of the Responses provided to the Agent in the Due Diligence Session;

(d) any prohibition or restriction affecting the distribution of the Common Shares imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 17(b);

(e) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Agent or their Sub-Agents, if any) relating to or materially affecting the trading or distribution of the Common Shares; or

(f) any breach of, default under or non-compliance by the Corporation with any representation, warranty, term or condition of this agreement, the Subscription Agreements or any requirement of Applicable Securities Laws;

provided that in the event and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that such Proceedings or Liabilities resulted solely from the gross negligence, fraud or wilful misconduct of the Indemnified Party claiming indemnity, this indemnity shall not apply.

18. The Corporation hereby waives its right to recover contribution from the Agent with respect to any liability of the Corporation by reason of or arising out of any misrepresentation in the Documents provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of or arising out of (i) any misrepresentation which is based upon information relating solely to the Agent contained in such document and furnished to the Corporation by the Agent expressly for inclusion in such document; or (ii) any failure by the Agent to provide to prospective purchasers of Common Shares any document which the Corporation is required to provide to such prospective purchasers and which the Corporation has provided to the Agent to forward to such prospective purchasers.

19. If any Proceeding is brought, instituted or threatened in respect of any Indemnified Party which may result in a claim for indemnification under this agreement, such Indemnified Party shall promptly after receiving notice thereof notify the Corporation, in writing, and the Corporation shall be entitled (but not required) to assume conduct of the defence thereof and retain counsel on behalf of the Indemnified Party who is reasonably satisfactory to the Indemnified Party, to represent the Indemnified Party in such Proceeding and the Corporation shall pay the fees and disbursements of such counsel and all other expenses of the Indemnified Party relating to such Proceeding as incurred. Failure to so notify the Corporation shall not relieve the Corporation from liability except and only to the extent that the failure materially prejudices the Corporation. If the Corporation assumes conduct of the defence for an Indemnified Party, the Indemnified Party shall, except when a conflict of interest as described in subparagraph 20(a) exists and counsel to the Indemnified Party advises the Indemnified Party that such action would be prejudicial to the interests of the Indemnified Party, fully cooperate in the defence including without limitation the provision of documents, the provision of appropriate officers and employees to give witness statements, the attendance at examinations for discovery, making of affidavits, meetings with counsel, testifying and divulging all information reasonably required to defend or prosecute the Proceedings.

20. In any such Proceeding the Indemnified Party shall have the right to employ separate counsel and to participate in the defence thereof if:

(a) the Indemnified Party has been advised in writing by counsel that there may be a reasonable legal defence available to the Indemnified Party that is different from or in addition to those available to the Corporation or that a conflict of interest exists which makes representation by counsel chosen by the Corporation not advisable;

(b) the Indemnitor has not assumed the defence of the Proceeding and employed counsel therefor reasonably satisfactory to the Indemnified Party within ten (10) days after receiving notice thereof, or

(c) employment of such other counsel has been authorized by the Corporation;

in which event the fees and disbursements of such counsel (on a solicitor and his client basis) shall be paid by the Corporation. It being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties.

21. No admission of liability and no settlement of any Proceeding shall be made without the consent of the Indemnified Parties affected, such consent not to be unreasonably withheld. No admission of liability shall be made by an Indemnified Party without the consent of the Indemnitor, such consent not to be unreasonably withheld, and the Indemnitor shall not be liable for any settlement of any Proceeding made without its consent, such consent not to be unreasonably withheld.

22. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is (in whole or in part), for any reason, held by a court to be unavailable from the Corporation on ground of policy or otherwise, each of the Corporation and the party or parties seeking indemnification shall contribute to the aggregate Liabilities (or Proceedings in respect thereof) to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Corporation on the one hand and by the Agent or Sub-Agents, if any, on the other hand from the offering of the Common Shares; or

(b) if the allocation provided by subparagraph (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in subparagraph (a) above but also to reflect the relative fault of the party or parties seeking indemnity, on the one hand, and the parties from whom indemnity is sought, on the other hand, in connection with the statement, omission, misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation, on the one hand, and the Agent and Sub-Agents, if any, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Corporation (net of fees but before deducting expenses) bear to the fees received by the Agent. The relative fault of the Corporation, on the one hand, and of the Agent, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter referred to in paragraph 17 hereof relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on by or on behalf of or which ought to have been taken or done by or on behalf of the Corporation or the Agent and the parties' relevant intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter referred to in paragraph 17 hereof.

The amount paid or payable by the Indemnitor as a result of any Proceedings or Liabilities shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any action, suit, proceeding or claim.

The Corporation agrees that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs.

Any liability of the Agent under this paragraph 22 shall be limited to the amount of the Agency fee.

23. The rights to indemnity and right of contribution provided in the foregoing paragraphs shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law or in equity. Subject to the provisions of paragraph 18, the Indemnitor waives all rights of contribution that it may have against any Indemnified Party relating to any Liability in respect of which the Indemnitor has agreed to indemnify the Indemnified Parties hereunder.

24. It is the intention of the Corporation to constitute the Agent as trustee for the Indemnified Parties for the purposes of paragraphs 17 to 23 inclusive and the Agent shall be entitled, as trustees, to enforce such covenants on behalf of any other Indemnified Persons.

25. If any Proceeding is brought in connection with the transactions contemplated by this agreement and the Agent is required to testify in connection therewith or is required to respond to procedures designed to discover information relating thereto, the Corporation shall pay to the Agent its reasonable fees at the normal per diem rate for its directors, officers, partners, employees, agents and advisors involved in preparation for and attendance at such Proceeding or in so responding. Any other reasonable costs and out-of-pocket expenses incurred by it in connection therewith will be paid by the Corporation as they are incurred.

26. The obligations under the indemnity and right of contribution provided herein shall apply whether or not the transactions contemplated by this agreement are completed and shall survive the completion of the transactions contemplated under this agreement and the termination of this agreement.

27. Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation, be addressed to:

Amorfix Life Sciences Ltd.
30 Belsize Drive
Toronto, Ontario
M4S 1L4

Attention: Mr. George Adams
President and Chief Executive Officer

and a copy to:

Lang Michener LLP
1500 Royal Centre, PO Box 11117
1055 West Georgia Street
Vancouver, BC V6E 2E9
Attention: Gary Floyd
Telecopy No.: (604) 893-7610

and, in the case of notice to be given to the Agent, be addressed to:

Blackmont Capital Inc.
Suite 2200
440 - 2nd Avenue S.W.
Calgary, Alberta
T2P 5E9

Attention: Craig Leggatt
Telecopy No.: (403) 269-7870

and a copy to:

Borden Ladner Gervais LLP
1000 Canterra Tower
400 - 3rd Avenue S.W.
Calgary, Alberta
T2P 4H2

Attention: John Poetker
Telecopy No.: (403) 266-1395

or to such other address as the party may designate by notice given to the others. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:30 p.m. (Calgary time) on a Business Day, be deemed to be given and received on that day

and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:30 p.m. (Calgary time), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

28. For a period of one (1) year from the Closing Date, the Agent shall be provided with the exclusive right and opportunity to lead any offering of securities of the Corporation to be issued and sold to retail accounts of a registered dealer in Canada by private placement or public offering. If the Corporation is intending to proceed with any such issuance or has received a proposal for any such issuance, the Corporation shall provide to the Agent notice of the proposed terms thereof (including the commission payable to that agent) and the Agent shall have an opportunity to respond to the Corporation that they are desirous of leading, or participating as the case may be, such offering on behalf of the Corporation on the terms and conditions contained therein. If the Agent declines, in writing, the Corporation may proceed with such offering through another agent or underwriter, provided the arrangements with such agent or underwriter are entered into within 30 days thereafter (it being acknowledged and agreed by the Agent that the Corporation issues any securities to which the foregoing would apply, but does not retain or utilize a registered dealer as agent therefore, the issuance of such securities is a subscriber or beneficial purchaser of Common Shares pursuant to this Offering). This first refusal right set out in section 28 of the agency agreement between the parties dated September 20, 2005 shall terminate on the Closing Date.

29. The Corporation: (i) acknowledges and agrees that the Agent have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; and (ii) consents to the Agent acting hereunder while continuing to act for their clients. To the extent that the Agent' statutory obligations as registrants under Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder, the Agent shall be entitled to fulfil their statutory obligations as registrants under Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Agent from fulfilling their statutory obligations as registrants under Applicable Securities Laws or to act as a fiduciary of their clients.

30. The Corporation acknowledges and agrees that it is the intention of the parties hereto and the Corporation hereby constitutes the Agent as trustees for each of the Subscribers in respect of each of the covenants, agreements and representations and warranties of the Corporation contained herein and the Agent shall be entitled, as trustees, in addition to any rights of the Subscribers, to enforce such covenants, agreements and representations and warranties on behalf of the Subscribers.

31. If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

32. This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the parties hereto

hereby attorn to the jurisdictions of the courts of the Province of Alberta and all courts of appeal therefrom.

33. Time shall be of the essence of this agreement.

34. This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

35. It is understood that the terms and conditions of this agreement supersede any previous oral or written agreement between the Agent and the Corporation in respect of the offer for sale by the Corporation of Common Shares, including, in particular, the letter agreement dated May 25, 2005.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning same to Blackmont Capital Inc. This letter may be signed in counterparts including facsimile counterparts and all such counterparts shall constitute but one agreement.

BLACKMONT CAPITAL INC.

Per: "Signed"

ACCEPTED AND AGREED to effective as of the 24th day of March, 2006.

AMORFIX LIFE SCIENCES LTD.

Per: "Signed"

SCHEDULE "A"

LIST OF MATERIAL CONTRACTS

Pre-Amalgamation - Amorfix Life Sciences Ltd. and/or Luxor Developments Inc.

- IP Assignment dated February 18, 2005, as amended April 1, 2005, among Amorfix Life Sciences Ltd., Neil R. Cashman, Marty Lehto, and The Governing Council of the University of Toronto;

- Consulting and Advisory Agreement dated March 1, 2005 between Amorfix and Neil Cashman;

- Consulting and Advisory Agreement dated March 1, 2005 between Amorfix and Vigen Nazarian;

- Consulting and Advisory Agreement dated March 1, 2005 between Amorfix and Marty Lehto;

- Consulting and Advisory Agreement dated March 1, 2005 between Amorfix and Joachim Ostermann;

- Consulting and Advisory Agreement dated March 1, 2005 between Amorfix and Valeo Practices Consulting Ltd.;

- Consulting and Advisory Agreement dated April 1, 2005 between Amorfix and Hemo-Stat Ltd. for the President and CEO services of George Adams;

- Consulting and Advisory Agreement dated April 25, 2005 between Amorfix and 1080801 Ontario Inc. for the CFO services of James Parsons;

- the Amalgamation Agreement dated as of June 7, 2005 between Amorfix and Luxor; and

- Agency Agreement dated September 20, 2005 between Blackmont and Amorfix.

Post-Amalgamation

- Licence dated February 1, 2006, between Amorfix Life Sciences Ltd. and Neil R. Cashman;

- Subscription agreement dated January 30, 2006 between Amorfix Life Sciences Ltd. and Ontario Genomics Institute.

SCHEDULE "B"

LIST OF EMPLOYMENT AGREEMENTS

(contracts of employment with the Corporation pursuant to which an employee may not be terminated on six month's notice or less or which provide for payments occurring on a change of control of the Corporation)

None.

SCHEDULE "C"

[Description of Intellectual Property]

- Intellectual property and know how relating to epitope protection technologies, including Patent Cooperation Treaty application (No. PCT/CA2004/001503) to the Canadian Receiving Office, filed on August 20, 2004, entitled Epitope Protection Assay" defined in Canadian Patent Application 2,437,675 and "Methods of Detecting Prion Proteins", defined in U.S. Provisional Patent Application 60,497,362

- Intellectual property and know how relating to novel targets on Superoxide Dismutase-1 (SOD1), which is a protein known to misfold and aggregate in the neurological disease Amyotrophic Lateral Sclerosis (ALS)

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Amorfix Life Sciences Ltd.
3080 Yonge Street, Suite 6020
Toronto, Ontario M4N 3N1

Tel: (416) 482-3813

Item 2 Date of Material Change

March 24, 2006

Item 3 News Release

Toronto, Ontario, March 24, 2006, CNW News

Item 4 Summary of Material Change

Amorfix Life Sciences Ltd. (the "Issuer") announced on March 24, 2006 that it completed its brokered private placement of 4,058,823 common shares (the "Shares") at a price of $0.85 per share for gross proceeds of $3,450,000 (the "Offering"), including the issue of 529,412 common shares pursuant to the exercise of the entire amount of the over-allotment option.

Item 5 Full Description of Material Change

Further to its news release dated March 24, 2006, the Issuer closed its brokered private placement through Blackmont Capital Inc. of Shares for gross proceeds of $3,450,000, including the issue of 529,412 common shares pursuant to the exercise of the entire amount of the over-allotment option. The Issuer paid cash commission of $229,998 and issued 270,586 compensation options (the "Compensation Options") in connection with the Offering, each Compensation Option exercisable into one share for a period of 18 months at an exercise price of $0.85 per share. All of the Shares and Compensation Options issued as part of the Offering are subject to regulatory hold periods that will expire on July 25, 2006.

Wolverton Securities Ltd., Northern Securities Inc., National Bank Financial and Research Capital Corp. participated in the selling group. Four institutional investors introduced by Fraser MacKenzie participated in the Offering. Insiders and other subscribers on the President's list acquired approximately $575,025 of the Offering.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

Item 7 **Omitted Information**

None.

Item 8 **Executive Officer**

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone numbers noted below:

Dr. George Adams	James Parsons
President & CEO	CFO
Suite 6020	Suite 6020
3080 Yonge Street	3080 Yonge Street
Toronto Ontario M4N 3N1	Toronto Ontario M4N 3N1
Telephone: (416) 482-3812	Telephone: (416) 482-3814

Item 9 **Date of Report**

April 3, 2006

amorfix
Life Sciences Ltd

November 13, 2006

Dear Shareholder,

I am pleased to provide you with a review of the operating highlights for the second quarter of fiscal 2007.

Second Quarter Highlights

- Entered into a research and investment agreement with Biogen Idec of Cambridge, Massachusetts, which includes an option to license the exclusive worldwide rights to Amorfix's technology to develop and commercialize therapeutic products directed against the neurodegenerative disease Amyotrophic Lateral Sclerosis (ALS).

- Working with the Ontario Genomics Institute (OGI) we achieved our technical milestone of demonstrating that Amorfix's Epitope Protection (EP) technology is able to detect protected sites within Abeta amyloid aggregates which are formed in Alzheimer's disease.

- A second investment by Ontario Genomics Institute (OGI) resulted in the issue of 47,619 common shares and 23,810 warrants for gross proceeds of $50,000. With this investment, Amorfix will be committing additional resources to develop its ultra-sensitive blood test for Alzheimer's disease.

Subsequent to the Second Quarter

- In October we announced the adaptation of our Epitope Protection (EP) technology platform for detection of sheep scrapie prions in blood. The UK National Health Service (NHS) has selected sheep scrapie as an important model to validate a blood test for vCJD screening.

- Amorfix was approved by the UK National Health Service to receive a blinded panel of blood samples from infected sheep which have endogenous sheep scrapie prions.

- In the second quarter, the company received $901,000 from the exercise of $0.75 common share purchase warrants from the September 2005 financing before expiry.

The Amorfix team continues to make solid progress on preparing our CJD-EP™ diagnostic assay for commercialization; advancing our Alzheimer's disease blood diagnostic assay; and our ALS therapeutic program in collaboration with Biogen Idec.

Thank you for your continued support,

Dr. George Adams
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION OF AMORFIX LIFE SCIENCES LTD.

FOR THE THREE MONTHS AND SIX MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

The following information for Amorfix Life Sciences Ltd. (the "company" or "Amorfix") prepared as of November 3, 2006 should be read in conjunction with the company's September 30, 2006 Quarterly Financial Statements and in conjunction with the company's March 31, 2006 annual audited financial statements and related notes and Management's Discussion and Analysis of Operating Results and Financial Condition which are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

This management discussion and analysis contains forward-looking statements regarding our financial condition and the results of operations that are based upon on the management's current expectations, estimates, projections and assumptions. Our actual results could differ materially from those expressed or implied in these forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and should review the "Risks and Uncertainties" described in the Management's Discussion and Analysis of Operating Results and Financial Condition accompanying the March 31, 2006 annual audited financial statements.

Risks and Uncertainties

We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside our control. We are subject to risks associated with the biotechnology industry, including risks inherent in research and development, commencement, completion and results of preclinical and clinical studies, the controlled use of hazardous materials, uncertainties related to product approval and decisions of regulatory agencies with respect to our diagnostic and therapeutic product candidates, the lack of product revenue and our history of losses in the development stage, enforcement and protection of our intellectual property, the requirement and the ability to raise additional capital, potential competitors, the ability to attract and maintain relationships with collaborative partners, dependence on key personnel, government regulations, and the ability to successfully market our diagnostic and therapeutic candidates. Further, the following analysis must be read in conjunction with various risk factors such as general economic conditions and other risk factors, including, without limitation, those outlined herein.

Amalgamation with Luxor Developments Inc. ("Luxor")

On June 7, 2005, the company signed an amalgamation agreement with Luxor under which the two companies merged to form Amalco to continue the business carried on by Amorfix. Effective September 21, 2005, the share capital of the two companies was exchanged for Amalco securities. As a result of the amalgamation, the former shareholders of Amorfix controlled 83% of the issued and outstanding common shares of the company immediately after the amalgamation, constituting a reverse takeover, with Amorfix being the acquiring company.

The financial statements of the company reflect the assets, liabilities and results of operations of Amorfix prior to the reverse takeover and the combined assets, liabilities and results of operations of the company and Luxor subsequent to the reverse takeover. The comparative results of operations and cash flows for the three months ended and six months ended September 30, 2005 are those of Amorfix prior to the reverse takeover transaction.

All share and earnings per share information presented has been adjusted to reflect the number and value of post-amalgamation Amorfix shares, warrants and options.

As required by the TSX Venture Exchange, on amalgamation, a total of 10,455,000 common shares held by management and founders of the original Amorfix and Luxor were placed into escrow. These shares are released from escrow as follows: 10% on issuance of the final exchange bulletin dated September 30, 2005; and 15% at the end of each subsequent six-month period thereafter. As at September 30, 2006, 7,841,250 common shares remain in escrow.

Overview

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMP) are prevalent. These include Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE) and the human form variant Creutzfeldt-Jakob Disease (vCJD), as well as degenerative diseases such as Alzheimer's Disease (AD), Amyotrophic Lateral Sclerosis (ALS) and Parkinson's Disease (PD).

Amorfix is a development stage company as it has not received any revenues to date and does not expect to have significant revenues until it is able to sell its product candidates after obtaining applicable regulatory approvals or it establishes collaborations that provide funding, such as licensing fees, milestone payments, royalties, upfront payments, research funding or otherwise. The company's success is dependent on completing product development, obtaining regulatory approvals and commercializing or entering into agreements with third parties to commercialize product candidates. The successful completion of these activities is necessary to allow the company to continue research and development activities and the commercialization of its products. It is not possible to predict either the outcome of future research and development programs or the company's ability to fund these programs going forward.

Results of Operations

Amorfix was formed in January 2004 to commercialize the epitope protection (EP) technologies discovered at the University of Toronto by Dr. Neil Cashman and Dr. Marty Lehto. No expenses were incurred by the company until September 2004. The net loss for the six months ended September 30, 2006 was $1,540,843 compared to $909,672 in the comparable period which included a charge of $479,693 for costs related to the reverse takeover of Luxor. The lower loss for the six months ended September 30, 2005 reflected limited expenses as the Company was in the process of seeking additional financing prior to an expansion of its research and development efforts which occurred after the September 2005 financing and amalgamation.

For the three and six months ended September 30, 2006, the investment income was significantly higher than the comparable period due to the investment of higher cash balances resulting mainly from private placement financings completed in September 2005 and March 2006.

For the three months ended September 30, 2006 and 2005, research and development salaries and personnel-related expenses were $412,346 and $141,259, respectively, and laboratory and research and development program expenses amounted to $243,060 and $73,559, respectively. For the six months ended September 30, 2006 and 2005, research and development salaries and personnel-related expenses were $881,025 and $248,517, respectively, and laboratory and research and development program expenses amounted to $398,240 and $79,340, respectively. Research and development (R&D) costs were higher in the three and six months ended September 30, 2006 due mainly to the expansion of the company's R&D staff and the resultant higher program expenses following the September 2005 financing, the lease of laboratory facilities beginning in July 2005 and higher costs related to patent protection and stock based compensation charges. During the six months ended September 30, 2006, the R&D expenses related primarily to the development of the EP-CJD™ assay. In the first six months of fiscal 2007, personnel were added to expand our Alzheimer's diagnostic development program in Toronto and our ALS therapeutic program in a newly established laboratory at the University of British Columbia.

General and administration costs for the three and six months ended September 30, 2006 were $109,216 and $247,212 higher than the comparable periods, respectively, due mainly to higher legal costs associated with partnering efforts, and shareholder relations expenses and stock-based compensation expenses not in the comparable periods.

Liquidity and Capital Resources

Amorfix is a development stage company as it has not received any revenues to date and does not expect to have significant revenues until it is able to sell its product candidates after obtaining applicable regulatory approvals or it establishes collaborations that provide funding, such as licensing fees, milestone payments, royalties, research funding or otherwise. As of September 30, 2006 the accumulated deficit was $3,672,861.

Operations have been financed since inception through the sale of equity securities and the conversion of common share purchase warrants, agent's compensation warrants and options and stock options.

On August 3, 2006 the Company entered into a research and investment agreement with Biogen Idec of Cambridge, Massachusetts, which includes an option to license the exclusive worldwide rights to Amorfix's technology to develop and commercialize therapeutic products directed against the neurodegenerative disease Amyotrophic Lateral Sclerosis (ALS). Biogen Idec subscribed for common shares of Amorfix in the amount of US$375,000 representing 289,187 common shares at a price of Cdn $1.46 per common share. Over the period of the option, Biogen Idec may subscribe for additional common shares of Amorfix in the amount of US$375,000 based on the achievement of predefined research milestones.

In September 2006, the company achieved the research milestone under the January 2005 agreement with the Ontario Genomics Institute (OGI) triggering the second tranche of OGI's committed investment. On September 11, 2006, the Ontario Genomics Institute (OGI) subscribed for 47,610 common share units of the company at a price per unit of $1.05 for gross proceeds of $50,000. Each common share unit consisted of one common share and one-half common share purchase warrant. Each full common share purchase warrant entitles OGI to acquire one common share at an exercise price of $1.05 per share until September 11, 2008.

During the three and six months ended September 30, 2006, Amorfix received $750,225 and $1,372,188, respectively, through the issuance of common shares on the exercise of warrants and options.

Working capital at September 30, 2006 was $5,678,913. The Company believes that existing working capital is sufficient to satisfy the anticipated cash requirements of the business over the next 12 months.

As of September 30, 2006, the company had 2,556,294 warrants and options outstanding (excluding stock options) that have expiry dates between October 2006 and September 2008 with exercise prices ranging from $0.20 to $1.05 per share. If exercised in full, the Company would raise an additional $1.8 million.

Amorfix's working capital requirements may fluctuate in future periods depending on numerous factors, including: results of research and development activities; progress or lack of progress in our diagnostic assay development, preclinical studies or clinical trials; our diagnostic and therapeutic material requirements to support development programs; our ability to establish corporate collaborations and licensing agreements; changes in the focus, direction, or costs of our research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; our business development activities; new regulatory requirements implemented by applicable regulatory authorities; the timing and outcome of the regulatory review process; or our commercialization activities, if any.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. No preferred shares have been issued to date.

The number of issued and outstanding common shares of Amorfix as at September 30, 2006 was 31,191,731. From October 1, 2006 to November 3, 2006, an additional 1,218,098 common shares were issued from the exercise of warrants and options for gross proceeds of $904,224. There were 36,652 $0.75 common share purchase warrants that expired on October 3, 2006 unexercised.

Warrants and Options

The following tables reflect the activity of the warrants and options (other than stock options) for the six months ended September 30, 2006 and to the date of this Management's Discussion and Analysis, and reflect the potential cash proceeds to the Company on exercise of these instruments:

	Common share Purchase Warrants		Agent Warrants		(Luxor) Warrants		Success Warrants	
Exercise price	$0.75		$0.20		$0.20		$0.50	
Expiry date	October 3, 2006		December 31, 2006		May 6, 2007		September 21, 2007	
	#	$	#	$	#	$	#	$
Opening balance, April 1, 2006	2,699,750	2,024,813	123,500	24,700	47,500	9,500	750,000	375,000
Issued	-	-	-	-	-	-	-	-
Exercised	(1,462,000)	(1,096,500)	(109,000)	(21,800)	(40,000)	(8,000)	-	-
Closing balance, September 30, 2006	1,237,750	928,313	14,500	2,900	7,500	1,500	750,000	375,000
Exercised	(1,201,098)	(900,824)	(14,500)	(2,900)	(2,500)	(500)	-	-
Expired	(36,652)	(27,489)	-	-	-	-	-	-
Closing balance, November 3, 2006	-	-	-	-	5,000	1,000	750,000	375,000

	OGI Warrants		OGI Warrants		Agent Options		Agent Options	
Exercise price	$0.90		$1.05		$0.75		$0.85	
Expiry date	January 30, 2008		September 11, 2008		April 3, 2007		September 24, 2007	
	#	$	#	$	#	$	#	$
Opening balance, April 1, 2006	50,000	45,000	-	-	480,000	360,000	270,586	229,998
Issued	-	-	23,810	25,000	-	-	-	-
Exercised	-	-	-	-	(277,852)	(208,389)	-	-
Closing balance, September 30, 2006	50,000	45,000	23,810	25,000	202,148	151,611	270,586	229,998
Exercised	-	-	-	-	-	-	-	-
Closing balance, November 3, 2006	50,000	45,000	23,810	25,000	202,148	151,611	270,586	229,998

Stock Options

The following table reflects the activity under the stock option plan for the six months ended September 30, 2006 and to the date of this Management's Discussion and Analysis:

Outstanding	# Options	Weighted Average Exercise Price
Opening balance, April 1, 2006	1,335,000	$ 0.51
Granted	347,500	$ 0.97
Exercised	(75,000)	$ 0.50
Closing balance, September 30, 2006	1,607,500	$ 0.61
Granted	-	-
Exercised	-	-
Closing balance, November 3, 2006	1,607,500	$ 0.61
Exercisable November 3, 2006	723,250	$ 0.60

Contractual Arrangements and Commitments

On February 1, 2006, the Company acquired an exclusive license to develop certain SOD1 technologies owned by Dr. Cashman for diagnostic and therapeutic applications for ALS disease. In consideration, the Company committed to spend $300,000 on the technology within three years and pay a small royalty on commercial sales. The Company also received an option to acquire the technology on payment of $100,000 in cash or common shares at any time prior to the fifth anniversary of the license agreement.

In the first quarter of fiscal 2007, the Company acquired certain additional SOD1 technologies owned by Dr. Cashman for a nominal amount. The Company also entered into an agreement on the same date to license exclusive rights to these SOD1 technologies from Dr. Cashman's co-inventors at the University Health Network (UHN). As consideration for the license, the Company paid $5,000 in cash, and committed to fund $260,000 of SOD1 research at UHN, pay small commercial royalties and make milestone payments as follows:

i) Diagnostics - $15,000 in pre-commercial milestones and $100,000 on first product approval;

ii) Therapeutics - $300,000 in clinical milestones and $200,000 on first product approval.

The Company also received a buy-out option from UHN that entitles the Company to acquire the technologies prior to commercialization.

Summary of Quarterly Results

The Company began to generate expenses in the second quarter of fiscal 2005. The comparative quarterly data set out below are the results of Amorfix, the private company, prior to its reverse take over of Luxor on September 21, 2005.

The increase in the quarterly net loss from fiscal 2005 reflects the progression of the Company from its initial administrative stage through to the establishment of its research and development activities.

	2007		2006				2005	
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Revenue	$56,882	$47,977	$18,282	$15,404	$2,121	$700	$ -	$ -
Net loss	($776,474)	($764,369)	($598,677)	($458,665)	($755,043)	($154,629)	($93,453)	($52,026)
Net loss per share	($0.03)	($0.03)	($0.02)	($0.02)	($0.05)	($0.01)	($0.01)	($0.01)

Additional Information

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION OF AMORFIX LIFE SCIENCES LTD.

FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND 2005

The following information for Amorfix Life Sciences Ltd. (the "company" or "Amorfix") prepared as of August 3, 2006 should be read in conjunction with the company's June 30, 2006 Quarterly Financial Statements and in conjunction with the company's March 31, 2006 annual audited financial statements and related notes and Management's Discussion and Analysis of Operating Results and Financial Condition which are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

This management discussion and analysis contains forward-looking statements regarding our financial condition and the results of operations that are based upon on the management's current expectations, estimates, projections and assumptions. Our actual results could differ materially from those expressed or implied in these forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and should review the "Risks and Uncertainties" described in the Management's Discussion and Analysis of Operating Results and Financial Condition accompanying the March 31, 2006 annual audited financial statements.

Risks and Uncertainties

We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside our control. We are subject to risks associated with the biotechnology industry, including risks inherent in research and development, commencement, completion and results of preclinical and clinical studies, the controlled use of hazardous materials, uncertainties related to product approval and decisions of regulatory agencies with respect to our diagnostic and therapeutic product candidates, the lack of product revenue and our history of losses in the development stage, enforcement and protection of our intellectual property, the requirement and the ability to raise additional capital, potential competitors, the ability to attract and maintain relationships with collaborative partners, dependence on key personnel, government regulations, and the ability to successfully market our diagnostic and therapeutic candidates. Further, the following analysis must be read in conjunction with various risk factors such as general economic conditions and other risk factors, including, without limitation, those outlined herein.

Amalgamation with Luxor Developments Inc. ("Luxor")

On June 7, 2005, the company signed an amalgamation agreement with Luxor under which the two companies merged to form Amalco to continue the business carried on by Amorfix. Effective September 21, 2005, the share capital of the two companies was exchanged for Amalco securities. As a result of the amalgamation, the former shareholders of Amorfix controlled 83% of the issued and outstanding common shares of the company immediately after the amalgamation, constituting a reverse takeover, with Amorfix being the acquiring company.

The financial statements of the company reflect the assets, liabilities and results of operations of Amorfix prior to the reverse takeover and the combined assets, liabilities and results of operations of the company and Luxor subsequent to the reverse takeover. The comparative results of operations and cash flows for the three months ended June 30, 2005 are those of Amorfix prior to the reverse takeover transaction.

All share and earnings per share information presented has been adjusted to reflect the number and value of post-amalgamation Amorfix shares, warrants and options.

As required by the TSX Venture Exchange, on amalgamation, a total of 10,455,000 common shares held by management and founders of the original Amorfix and Luxor were placed into escrow. These shares are released from escrow as follows: 10% on issuance of the final exchange bulletin dated September 30, 2005; and 15% at the end of each subsequent six-month period thereafter. As at June 30, 2006, 7,841,250 common shares remain in escrow.

Overview

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMP) are prevalent. These include Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE) and the human form variant Creutzfeldt-Jakob Disease (vCJD), as well as degenerative diseases such as Alzheimer's Disease (AD), Amyotrophic Lateral Sclerosis (ALS) and Parkinson's Disease (PD).

Amorfix is a development stage company as it has not received any revenues to date and does not expect to have significant revenues until it is able to sell its product candidates after obtaining applicable regulatory approvals or it establishes collaborations that provide funding, such as licensing fees, milestone payments, royalties, upfront payments, research funding or otherwise. The company's success is dependent on completing product development, obtaining regulatory approvals and commercializing or entering into agreements with third parties to commercialize product candidates. The successful completion of these activities is necessary to allow the company to continue research and development activities and the commercialization of its products. It is not possible to predict either the outcome of future research and development programs or the company's ability to fund these programs going forward.

Results of Operations

Amorfix was formed in January 2004 to commercialize the epitope protection (EP) technologies discovered at the University of Toronto by Dr. Neil Cashman and Dr. Marty Lehto. No expenses were incurred by the company until September 2004. The net loss for the three months ended June 30, 2006 was $764,369 compared to $154,629 in the comparable period. The results of the comparative period for the three months ended June 30, 2005 have only limited expenses as the Company was in the process of seeking additional financing prior to an expansion of its research and development efforts which occurred after the September 2005 financing and amalgamation.

For the three months ended June 30, 2006, the investment income was significantly higher than the comparable period due to the investment of higher cash balances resulting mainly from private placement financings completed in September 2005 and March 2006.

For the three months ended June 30, 2006 and 2005, research and development salaries and personnel-related expenses were $468,679 and $107,258, respectively, and laboratory and research and development program expenses amounted to $155,180 and $5,781, respectively. Research and development (R&D) costs were higher in the quarter ended June 30, 2006 due mainly to the expansion of the company's R&D staff and the resultant higher program expenses following the September 2005 financing, the lease of laboratory facilities beginning in July 2005 and higher costs related to patent protection. During the three months ended June 30, 2006, the R&D expenses related primarily to the development of the EP-CJD™ assay which culminated in the successful completion of the analysis of the reference blinded samples of human blood spiked with prions from variant Creutzfeldt-Jacob Disease (vCJD) patients which were provided by the UK government. During this quarter, we also added laboratory staff to expand our Alzheimer's diagnostic development program.

General and administration costs for the three months ended June 30, 2006 were $137,996 higher than the comparable period due mainly to higher legal costs associated with partnering efforts, and stock-based compensation expense not in the comparable period.

Liquidity and Capital Resources

Amorfix is a development stage company as it has not received any revenues to date and does not expect to have significant revenues until it is able to sell its product candidates after obtaining applicable regulatory approvals or it establishes collaborations that provide funding, such as licensing fees, milestone payments, royalties, research funding or otherwise. As of June 30, 2006 the accumulated deficit was $2,896,387.

Operations have been financed since inception through the sale of equity securities and the conversion of common share purchase warrants, agent's compensation warrants and options and stock options.

During the three months ended June 30, 2006, Amorfix received $621,963 through the issuance of common shares on the exercise of warrants and options.

Working capital at June 30, 2006 was $5,162,960. The Company believes that existing working capital is sufficient to satisfy the anticipated cash requirements of the business over the next 12 months.

As of June 30, 2006, the company had 3,482,784 warrants and options outstanding (excluding stock options) that have expiry dates between October 2006 and January 2008 with exercise prices ranging from $0.20 to $0.75 per share. If exercised in full, the Company would raise an additional $2.4 million.

Subsequent to the quarter end, on August 3, 2006 the Company entered into a research and investment agreement with Biogen Idec of Cambridge, Massachusetts, which includes an option to license the exclusive worldwide rights to Amorfix's technology to develop and commercialize therapeutic products directed against the neurodegenerative disease Amyotrophic Lateral Sclerosis (ALS). Biogen Idec subscribed for common shares of Amorfix in the amount of US$375,000 representing 289,187 common shares at a price of Cdn $1.46 per common share. Over the period of the option, Biogen Idec may subscribe for additional common shares of Amorfix in the amount of US$375,000 based on the achievement of predefined research milestones.

Amorfix's working capital requirements may fluctuate in future periods depending on numerous factors, including: results of research and development activities; progress or lack of progress in our diagnostic assay development, preclinical studies or clinical trials; our diagnostic and therapeutic material requirements to support development programs; our ability to establish corporate collaborations and licensing agreements; changes in the focus, direction, or costs of our research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; our business development activities; new regulatory requirements implemented by applicable regulatory authorities; the timing and outcome of the regulatory review process; or our commercialization activities, if any.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. No preferred shares have been issued to date.

The number of issued and outstanding common shares of Amorfix as at June 30, 2006 was 29,829,625. From July 1, 2006 to August 3, 2006, an additional 566,300 common shares were issued from the exercise of warrants and options for gross proceeds of $424,725. Also, an additional 289,187 common shares were issued to Biogen Idec for gross proceeds of US$375,000 (CDN $422,213) on August 3, 2006.

Warrants and Options

The following tables reflect the activity of the warrants and options (other than stock options) for the three months ended June 30, 2006 and to the date of this Management's Discussion and Analysis, and reflect the potential cash proceeds to the Company on exercise of these instruments:

	Common share Purchase Warrants		Agent Warrants		(Luxor) Warrants		Success Warrants	
Exercise price	$0.75		$0.20		$0.20		$0.50	
Expiry date	October 3, 2006		December 31, 2006		May 6, 2007		September 21, 2007	
	#	$	#	$	#	$	#	$
Opening balance, April 1, 2006	2,699,750	2,024,813	123,500	24,700	47,500	9,500	750,000	375,000
Issued	-	-	-	-	-	-	-	-
Exercised	(700,500)	(525,375)	(109,000)	(21,800)	(40,000)	(8,000)	-	-
Closing balance, June 30, 2006	1,999,250	1,499,438	14,500	2,900	7,500	1,500	750,000	375,000
Exercised	(302,500)	(226,875)	-	-	-	-	-	-
Closing balance, August 3, 2006	1,696,750	1,272,563	14,500	2,900	7,500	1,500	750,000	375,000

	OGI Warrants		Agent Options		Agent Options	
Exercise price	$0.90		$0.75		$0.85	
Expiry date	January 30, 2008		April 3, 2007		September 24, 2007	
	#	$	#	$	#	$
Opening balance, April 1, 2006	50,000	45,000	480,000	360,000	270,586	229,998
Issued	-	-	-	-	-	-
Exercised	-	-	(89,052)	(66,789)	-	-
Closing balance, June 30, 2006	50,000	45,000	390,948	293,211	270,586	229,998
Exercised	-	-	(188,800)	(141,600)	-	-
Closing balance, August 3, 2006	50,000	45,000	202,148	151,611	270,586	229,998

Stock Options

The following table reflects the activity under the stock option plan for the quarter ended June 30, 2006 and to the date of this Management's Discussion and Analysis:

Outstanding	# Options	Weighted Average Exercise Price
Opening balance, April 1, 2006	1,335,000	$ 0.51
Granted	307,500	$ 0.95
Exercised	-	-
Closing balance, June 30, 2006	1,642,500	$ 0.59
Granted	-	-
Exercised	(75,000)	$ 0.50
Closing balance, August 3, 2006	1,567,500	$ 0.60
Exercisable August 3, 2006	554,083	$ 0.60

Contractual Arrangements and Commitments

On February 1, 2006, the Company acquired an exclusive license to develop certain SOD1 technologies owned by Dr. Cashman for diagnostic and therapeutic applications for ALS disease. In consideration, the Company committed to spend $300,000 on the technology within three years and pay a small royalty on commercial sales. The Company also received an option to acquire the technology on payment of $100,000 in cash or common shares at any time prior to the fifth anniversary of the license agreement.

In the quarter ended June 30, 2006, the Company acquired certain additional SOD1 technologies owned by Dr. Cashman for a nominal amount. The Company also entered into an agreement on the same date to license exclusive rights to these SOD1 technologies from Dr. Cashman's co-inventors at the University Health Network (UHN). As consideration for the license, the Company paid $5,000 in cash, and committed to fund $260,000 of SOD1 research at UHN, pay small commercial royalties and make milestone payments as follows:

i) Diagnostics - $15,000 in pre-commercial milestones and $100,000 on first product approval;

ii) Therapeutics - $300,000 in clinical milestones and $200,000 on first product approval.

The Company also received a buy-out option from UHN that entitles the Company to acquire the technologies prior to commercialization.

Summary of Quarterly Results

The Company began to generate expenses in the second quarter of fiscal 2005. The comparative quarterly data set out below are the results of Amorfix, the private company, prior to its reverse take over of Luxor on September 21, 2005.

The increase in the quarterly net loss from fiscal 2005 to fiscal 2006 reflects the progression of the Company from its initial administrative stage through to the establishment of its research and development activities.

	2007	2006				2005		
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Revenue	$47,977	$18,282	$15,404	$2,121	$700	$ -	$ -	$ -
Net loss	($764,368)	($598,677)	($458,665)	($755,043)	($154,629)	($93,453)	($52,026)	($19,525)
Net loss per share	($0.03)	($0.02)	($0.02)	($0.05)	($0.01)	($0.01)	($0.01)	($0.01)

Additional Information

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION OF AMORFIX LIFE SCIENCES LTD.

FOR THE YEARS AND THREE MONTHS ENDED MARCH 31, 2006 AND 2005

The following information prepared as of June 2, 2006 should be read in conjunction with the Company's March 31, 2006 annual audited financial statements and related notes which are prepared in accordance with Canadian generally accepted accounting principles (GAAP) in Canadian dollars.

Forward Looking Statements

This Management's Discussion and Analysis contains forward-looking statements about the Company's business, financial condition, research and development and potential future products, including without limitation, the costs of research and development programs, and timing in achieving research and development and commercialization milestones. Forward-looking statements can be identified by the use of forward-looking terms such as "anticipate", "believe", "expect", "plan", "will," "can", "may," "could" or "should" or comparable terms.

The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including, without limitation, the need for extensive additional research and development, which is costly and time-consuming and may not produce anticipated or useful results; scientific research and development risks; intellectual property risks; partnership/strategic alliance risks; the actions of competitors; the need for regulatory approvals such as FDA approvals, which is not assured; product liability and insurance risks; the need for future human clinical testing, the occurrence and success of which is not assured; changes in business strategy or development plans; and the need for additional capital, which may not be obtained; and the fact that the Company may not produce any products or if it does, that such products may not be commercially successful.

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that could cause actual results and experience to differ materially from the anticipated results or other expectations, predictions, forecasts or projections expressed in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and should review the "Risks and Uncertainties" below.

The Company

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMP) are prevalent. These include Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE) and the human form variant Creutzfeldt-Jakob Disease (vCJD), as well as degenerative diseases such as Alzheimer's Disease (AD), Amyotrophic Lateral Sclerosis (ALS) and Parkinson's Disease (PD).

Amorfix believes that through various applications of its technology, it may be successful in developing products which can detect the presence of AMPs in blood or other biofluids. Detection of vCJD prions will improve the safety of blood transfusions and thereby avert the unintended human transfusions of prion-contaminated blood. Earlier detection of people with neurodegenerative diseases has the potential to significantly change the prognosis for these patients and allow for earlier application of emerging therapies. Detection of prions in animals will enable the protection of the food supply. Amorfix also plans to develop innovative therapies for these currently incurable disorders and ultimately to develop prophylactics such as vaccines for both the agricultural and human marketplaces.

Protecting the Blood Supply

To date a few hundred people have been diagnosed with vCJD due to consumption of BSE-infected meat, but it is estimated that up to 23,000 people are incubating the disease in the UK alone. Recently, three people have been infected through blood transfusions and thousands of people have received blood fractions made from vCJD-infected plasma pools. There is a general concern in the medical community that vCJD is now within the blood transfusion systems and a screening assay for blood is urgently required to protect everyone from a secondary epidemic. Globally, approximately 100 million units of blood are collected annually and tested for infectious agents, such as HIV-1 and hepatitis viruses at a cost of US$4 billion. The market for a blood test for vCJD is estimated to be at least $500 million per year based on the existing prices for blood tests for other infectious agents.

The Company's first commercial product is expected to be a blood diagnostic test that will detect the presence of AMPs for CJD in human blood. The Company implemented policies and processes consistent with regulatory requirements to receive government certification to handle both human CJD and BSE infectious material in its leased containment facility. The Company has made significant progress in improving the sensitivity, specificity, and repeatability of the CJD assay during 2006. In December 2005, the Company achieved a significant research milestone by detecting and measuring endogenous prions in the blood of animals with prion diseases which validated our Epitope Protection (EP) platform in an animal model system. Based on this achievement Amorfix was invited to enter into the assay validation process by the UK government which will enable the Company to validate the assay using initially blinded spiked CJD tissue samples into human blood and ultimately endogenous blood samples. The Company is currently testing the blinded samples for this process, with the ultimate goal to generate supportive data enabling the submission for a CE Mark which will allow the Company to market and sell the diagnostic assay in Europe. As there are currently no approved ante-mortem blood diagnostic tests for CJD, the regulatory pathway in many countries is continuing to be developed. The Company's target is to have the CJD-EP™ assay available for sale in the second half of 2007.

The Company believes that its EP platform technology will allow it to develop the most sensitive assay in the world to detect AMPs in blood. Conventional scientific methods to date have been unable to adequately address a fundamental problem in the detection of AMPs in blood which is the presence of the normal protein at a million-fold higher relative concentration to the misfolded protein. The Company's EP platform technology

specifically addresses this issue by chemically modifying the normal proteins while protecting the misfolded aggregates. In recent months, the Company has become aware of competitors which are claiming significant progress in the development of competing assays. The Company believes that having the most sensitive assay will lead to the strongest market acceptance as this may be a critical differentiator in the ability to detect infectious prions as early as possible in the progression of the disease.

Early Diagnosis and Treatment

Alzheimer's disease, ALS and Parkinson's disease are chronic neurodegenerative illnesses which are associated with neural deposits of AMPs. Unlike the TSE diseases, these diseases are not thought to be infectious and it is believed that their AMPs result from abnormal synthesis or metabolism of the normal neural proteins. Currently, the only definitive diagnostic for these diseases is post-mortem examination of brain tissue. There are currently 5 million people in North America with AD and an equal number with dementia who may be suffering from AD but an accurate diagnosis is impossible due to the lack of a blood test. Worldwide there are 460 million people over the age of 65 who should be tested annually for AD. There are estimated 1.6 million people in North America with Parkinson's disease and 65,000 new patients each year. There are 33,000 people with ALS and 6,000 new patients each year in North America. The Company has the potential to develop diagnostics and therapeutics for all of these neurodegenerative diseases.

In January 2006, the Company announced that the Ontario Genomics Institute (OGI) had committed $100,000 of funding through the subscription of common shares and warrants to support the initiation of an Alzheimer's disease blood diagnostic research and development program incorporating the EP platform. OGI invested $50,000 on signing the agreement and may invest an additional $50,000 on the achievement of a defined scientific milestone. The Company has staffed a research team for the AD diagnostic program and expects that this will be the Company's second product to be commercialized.

Protecting the Food Supply

The first case of BSE in cattle emerged in the United Kingdom 15 years ago and there has been a concern about the food supply ever since. The disease has spread to 21 countries and into other animal species. The only way currently to detect BSE is by a post-mortem test of brain tissue. The Company believes that Epitope Protection could be used to develop an assay for the ante-mortem testing of cattle to identify animals with BSE and remove them from the food chain. The selection of animals for post-mortem testing for BSE has increased to 100% in several Western European countries and with the high volume of tests, the price per test has significantly declined. The Company is assessing the commercial potential and government commitment to support the development and commercialization of an ante-mortem BSE test and tests for other TSE diseases such as Scrapie (in sheep) and Chronic Wasting Disease (in deer and elk) before investing significant resources in research and development programs for these indications.

Development of New Therapies

ALS belongs to a family of fatal neurodegenerative diseases, which includes Alzheimer's and Parkinson's diseases, and in which AMPs are thought to be a major pathway in the progressive killing of brain cells. In ALS, also known as "Lou Gehrig's disease," muscles throughout the body weaken and atrophy, due to degeneration of motor nerve cells that supply them from the spinal cord and brain. Symptoms can start with limb weakness or muscle twitching, stiffness and muscle cramps from ages 40 to 70 years. ALS is a fatal disease in which half of affected people die within three years after diagnosis. The protein that is believed to misfold and aggregate in the brain of ALS patients is called Superoxide dismutase-1 (SOD1).

In February and April 2006 in a series of agreements, the Company acquired certain SOD1 technologies and exclusively licensed additional SOD1 technologies owned by Dr. Neil Cashman, the Company's Chief Scientific Officer, and his co-inventors for diagnostic and therapeutic applications for ALS disease. The Company has developed a research plan to enable proof-of-concept studies to validate the Company's therapeutic approach to the treatment of ALS. Amorfix is also pursuing a possible partnership arrangement for this program.

Amalgamation with Luxor Developments Inc. ("Luxor")

On September 21, 2005, the shareholders of Luxor Developments Inc. and Amorfix Life Sciences Ltd. approved the amalgamation of Luxor and Amorfix. The amalgamated company ("Amalco") was named Amorfix Life Sciences Ltd. All share information in this management's discussion and analysis has been adjusted to reflect the 1:2.5 ratio of Amalco shares for Amorfix shares (except where noted), and the pricing information has been adjusted to reflect the Amalco values. The following transactions were completed as of this date as follows:

a) The share capital of the two companies was exchanged for Amalco securities as follows: Luxor shareholders received 1 common share of Amalco and for each common share of Luxor; Luxor warrant holders received 1 warrant of Amalco for each warrant of Luxor at the same exercise price; Amorfix shareholders received 1 Amalco share for every 2.5 shares of Amorfix held; and Amorfix warrant holders received 1 warrant of Amalco for every 2.5 warrants of Amorfix and the exercise price was adjusted by the inverse of the share exchange ratio. Post-amalgamation, 160,000 Luxor options to purchase common shares were continued under the same terms and conditions to purchase 160,000 Amalco common shares. These 160,000 Luxor replacement options were exercised by former Luxor directors in 2006 for gross proceeds of $32,000. As a result of the amalgamation, the former shareholders of Amorfix controlled 83% of the issued and outstanding common shares of the Company immediately after the amalgamation, constituting a reverse takeover, with Amorfix being the acquiring company.

b) Amorfix issued 6,000,000 common share units at a price per unit of $0.50 under a private placement financing and received gross proceeds of $3,000,000 ($2,703,840 net of cash issue costs). Each common share unit consists of one common share and one-half common share purchase warrant. Each full common share purchase warrant entitles

the holder to acquire one common share at an exercise price of $0.75 per share until October 3, 2006.

c) On completion of the amalgamation, Amalco paid a success fee to *i3* Capital Partners Inc. of $50,000 in cash and 100,000 in common shares at an issue price of $0.50 per Amalco share. The Company also issued 500,000 success warrants to persons designated by Luxor and 250,000 success warrants to certain members of management of Amorfix. Each success warrant is exercisable into one Amalco share at an exercise price of $0.50 per share at any time until expiry on September 21, 2007.

d) As required by the TSX Venture Exchange, on amalgamation, a total of 10,455,000 shares held by management and founders of the original Amorfix and Luxor were placed into escrow. These shares will be released from escrow as follows; 10% on issuance of the final exchange bulletin dated September 30, 2005, and 15% at the end of each subsequent 6 month period thereafter. As at March 31, 2006, 7,841,250 shares remain in escrow.

The continuity schedule of the outstanding common shares and common share purchase warrants and options from the pre-amalgamated companies immediately prior to amalgamation to the amalgamated company immediately after amalgamation is presented below:

As of September 21, 2005	# Shares	$
Common shares		
Luxor Developments Inc.	4,125,000	668,986
Amorfix Life Sciences Ltd.	34,312,500	627,160
Amorfix private placement, net of cash issue costs	15,000,000	2,433,456
Non-cash share issue costs	-	(62,400)
Total	49,312,500	2,998,216
Amalgamation of 2.5 shares of Amorfix for 1 share of Luxor	19,725,000	-
Adjustment to reflect the ascribed value of the shares	-	(325,912)
Issuance of shares as part of the cost of the amalgamation	100,000	50,000
Costs of the amalgamation credited to common shares	-	(141,778)
	23,950,000	3,249,512

Common share purchase warrants and options	# Options	# Warrants	$
Luxor Developments Inc.	375,000	150,000	-
Amorfix Life Sciences Ltd.	-	812,500	30,845
Amorfix private placement, net of cash issue costs	-	7,500,000	270,384
Issuance of agent's options on Amorfix private placement	1,200,000		62,400
Total	1,200,000	8,312,500	363,629
Exchange of options and warrants of Amorfix at ratio of 2.5 for 1 of Luxor	480,000	3,325,000	-
Cancellation of Luxor options	(215,000)	-	-
Adjustment to reflect the ascribed value of the common share purchase warrants and options	-	-	3,385
Issuance of success warrants	-	750,000	156,750
	640,000	4,225,000	523,764

Annual Results of Operations

Amorfix was formed in January 2004 to commercialize the epitope protection (EP) technologies discovered at the University of Toronto by Dr. Neil Cashman and Dr. Marty Lehto. No expenses were incurred by the Company until September 2004. The comparative period to the year ended March 31, 2006 is the period from January 23, 2004 (inception) to March 31, 2005 (the Comparable Period). Net loss for the year ended March 31, 2006 was $1,967,014 compared to $165,004 for the Comparable Period. During the period from inception to March 31, 2005, the Company began operations and was seeking funding to finance its research and development programs with the resultant lower outlay of expenditures in this period versus the year ended March 31, 2006 when the Company significantly increased operations using funds from its $3 million financing in September 2005.

For the year ended March 31, 2006, interest revenue of $36,507 was generated from short-term investments funded mainly by the net proceeds of the $3 million financing completed on September 21, 2005. There was no investment income in the Comparable Period.

For the year ended March 31, 2006, research and development expenditures were $1,100,745 compared to $67,025 for the Comparable Period. Salaries and personnel-related expenses for the periods were $777,425 and $33,333, respectively, and patent and research and development program expenses amounted to $323,320 and $33,692, respectively. The increase in these expenses in Fiscal 2006 over the Comparable Period was due mainly to the hiring of additional research staff throughout Fiscal 2006 as the Company progressed its CJD-EP™ assay development program. Amorfix expects to continue to expand its research group having broadened its development pipeline with its Alzheimer's Disease (AD-EP™) ante-mortem test program and ALS therapeutic program. Higher R&D program expenses in 2006 were due mainly to the development activities of larger numbers of staff in 2006 and the lease and initial set-up costs of laboratory facilities in July 2005.

For the year ended March 31, 2006, general and administrative costs were $409,917 compared to $96,706 in the Comparable Period. Administration costs in 2006 included salaries and stock-based compensation of $252,973 and costs of external advisors of $80,966 compared to $81,948 in the Comparable Period. Additionally, costs related to public company status (stock exchange and shareholder communications expenses), insurance and other administrative expenses were $75,978 in 2006 compared to $14,758 in the Comparable Period. There were no costs for salaries, stock-based compensation or stock exchange and shareholder communication costs incurred in the Comparable Period.

Amortization of property and equipment for the year ended March 31, 2006 was $11,243. There were no property and equipment owned by the Company in the Comparable Period.

Interest expense for the year ended March 31, 2006, and the Comparable Period related to interest bearing promissory notes payable to Luxor which were settled on amalgamation.

Costs related to the reverse takeover of Luxor of $479,693 represents the total cost of the amalgamation for both Amorfix and Luxor after netting Luxor's cash on hand of $141,778 in accordance with reverse takeover accounting principles.

Liquidity and Capital Resources

Amorfix is a development stage company as it has not received any revenues to date and does not expect to have significant revenues until it is able to sell its product candidates after obtaining applicable regulatory approvals or it establishes collaborations that provide funding, such as licensing fees, milestone payments, royalties, research funding or otherwise. As of March 31, 2006 the accumulated deficit was $2,132,018.

Operations have been financed since inception through the sale of equity securities and the conversion of common share purchase warrants, agent's compensation warrants and options and stock options.

In March 2005, the Company issued 3,750,000 common shares at $0.20 per share and received gross proceeds of $750,000 ($657,756 net of cash issue costs) from a private placement.

On September 21, 2005, Amorfix issued 6,000,000 common share units at $0.50 per unit and received gross proceeds of $3,000,000 ($2,703,840 net of cash issue costs) under a private placement financing completed in June 2005 and held in trust pending completion of the amalgamation.

In January 2006, the Company entered into a subscription agreement with the Ontario Genomics Institute (OGI) for a $100,000 investment in Amorfix in two tranches, the second of which is based on achievement of a scientific milestone. OGI invested $50,000 and received 100,000 common share units at a price per unit of $0.50. Each common share unit consisted of one common share and one-half common share purchase warrant. Each full common share purchase warrant entitles OGI to acquire one common share at an exercise price of $0.90 per share until January 30, 2008.

On March 24, 2006, Amorfix issued 4,058,823 common shares at $0.85 per share and received gross proceeds of $3,450,000 ($3,141,967 net of cash issue costs) from a private placement.

During 2006, total proceeds of $317,988 were received from the exercise of common share purchase warrants, agent's compensation options and Luxor replacement options. As of March 31, 2006, the Company has warrants and options outstanding issued as compensation for successful equity financings and completion of the amalgamation (excluding stock options) that if exercised in full, would provide the Company with an additional $3.07 million in funding.

During 2006, the Company purchased $96,332 of property and equipment for primary use in our research laboratory. Some of this equipment was procured for our containment facility and as a result cannot be removed from this facility in the future.

On amalgamation with Luxor, Amorfix acquired cash of $141,778 and the outstanding promissory notes plus accrued interest totalling approximately $128,000 were settled.

The Company measures cash burn as the net cash used from operations which totalled $1,543,703 for Fiscal 2006. The Company's cash burn is expected to increase

significantly due to the broadening of its diagnostic pipeline, the initiation of the ALS therapeutic program, and costs to convert its lab-based CJD-EP™ assay to a commercial platform.

The Company believes that working capital of $5,214,438 at March 31, 2006 is sufficient to satisfy the anticipated cash requirements of the business over the next 12 months.

Amorfix's working capital requirements may fluctuate in future periods depending on numerous factors, including: results of research and development activities; progress or lack of progress in our diagnostic assay development, preclinical studies or clinical testing; our ability to establish corporate collaborations and licensing agreements; changes in the focus, direction, or costs of our research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; new regulatory requirements implemented by applicable regulatory authorities; the timing and outcome of the regulatory review process; or our commercialization activities, if any.

Results of Operations – Fourth Quarter 2006 and 2005

Net loss for the quarter ended March 31, 2006 was $598,677 compared to $93,453 for the quarter ended March 31, 2005 due mainly to expansion and advancement of the CJD-EP™ diagnostic assay program in Fiscal 2006.

For the quarter ended March 31, 2006, interest revenue from short-term investments amounted to $18,282 with no revenue in the same quarter last year.

For the quarter ended March 31, 2006, research and development expenditures were $457,883 compared to $41,116 for the quarter ended March 31, 2005. Salaries and personnel-related expenses for the periods were $248,773 and $31,425, respectively, and patent and research and development program expenses amounted to $209,110 and $9,691, respectively. The increase in these expenses in the fourth quarter of 2006 over the fourth quarter last year was due mainly to increased laboratory costs and salary costs from a larger R&D staff in 2006 as well as increased patent costs due to new filings.

For the quarter ended March 31, 2006, general and administrative costs were $153,666 compared to $51,439 for the quarter ended March 31, 2005. Costs for salaries, stock-based compensation and external advisory costs of $93,373 in 2006 compared to $48,136 for the quarter ended March 31, 2005. Costs related to public company status (stock exchange and shareholder communications expenses), insurance and other administrative expenses were $60,293 in 2006 compared to $3,303 for the same quarter last year. There were no costs for salaries, stock-based compensation or stock exchange and shareholder communication costs incurred in the quarter ended March 31, 2005.

Amortization of property and equipment for the quarter ended March 31, 2006 was $5,410. There were no property and equipment owned by the Company in the same quarter last year.

Liquidity and Capital Resources

In the fourth quarter of Fiscal 2006, Amorfix issued 4,058,823 common shares at $0.85 per share and received gross proceeds of $3,450,000 ($3,141,967 net of cash issue costs) from a private placement.

Cash burn for the quarter ended March 31, 2006 was $499,649 compared to $112,845 for the quarter ended March 31, 2005. The higher burn rate was due mainly to an increased operating capability in 2006 with leased laboratory facilities and a significantly larger R&D staff.

Working capital at March 31, 2006 was $5,214,438 compared to $461,389 at March 31, 2005. Working capital is comprised mainly of cash and short-term investments and increased due mainly to cash proceeds from the Fiscal 2006 equity offerings.

Critical Accounting Estimates

Equity based instruments

The Company used the Black-Scholes option pricing model to value common share purchase warrants, agent's compensation warrants and options and employee stock options issued by the Company and to value warrants and options of Luxor on amalgamation. This pricing model requires the use of several variables involving assumptions including the price volatility of the Company's stock over a relevant timeframe, the expected conversion timing of the warrant or option, a relevant risk free rate and the Company's future dividend policy. Management has selected these variables and applied the Black-Scholes model on a consistent basis.

Income tax valuation allowance

The Company has a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credits. In view of the history of net losses incurred, management has recorded a full valuation allowance against these income tax assets.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. No preferred shares have been issued to date.

The number of issued and outstanding common shares of Amorfix as at March 31, 2006 was 28,891,073. From April 1, 2006 to June 2, 2006, an additional 781,302 common shares were issued from the exercise of warrants and options for gross proceeds of $506,777.

Warrants and Options

The following tables reflect the activity of the warrants and options (other than stock options) for the year ended March 31, 2006 and to the date of this Management's Discussion and Analysis, and reflect the potential cash proceeds to the Company on exercise of these instruments:

	Common share Purchase Warrants		Agent Warrants		(Luxor) Warrants		Success Warrants	
Exercise price	$0.75		$0.20		$0.20		$0.50	
Expiry date	October 3, 2006		December 31, 2006		May 6, 2007		September 21, 2007	
	#	$	#	$	#	$	#	$
Opening balance, April 1, 2005	-	-	325,000	65,000	-	-	-	-
Issued	3,000,000	2,250,000	-	-	-	-	750,000	375,000
Acquired on reverse takeover of Luxor	-	-	-	-	*150,000*	*30,000*	-	-
Exercised	(300,250)	(225,188)	(201,500)	(40,300)	(102,500)	(20,500)	-	-
Closing balance, March 31, 2006	2,699,750	2,024,813	123,500	24,700	47,500	9,500	750,000	375,000
Exercised	(550,250)	(412,688)	(109,000)	(21,800)	(35,000)	(7,000)	-	-
Closing balance, June 2, 2006	2,149,500	1,612,125	14,500	2,900	12,500	2,500	750,000	375,000

	OGI Warrants		Replacement Options		Agent Options		Agent Options	
Exercise price	$0.90		$0.20		$0.75		$0.85	
Expiry date	January 30, 2008		May 22, 2006		April 3, 2007		September 24, 2007	
	#	$	#	$	#	$	#	$
Opening balance, April 1, 2005	-	-	-	-	-	-	-	-
Issued	50,000	45,000	-	-	480,000	360,000	270,586	229,998
Acquired on reverse takeover of Luxor	-	-	160,000	32,000	-	-	-	-
Exercised	-	-	(160,000)	(32,000)	-	-	-	-
Closing balance, March 31, 2006	50,000	45,000	-	-	480,000	360,000	270,586	229,998
Exercised	-	-	-	-	(87,052)	(65,289)	-	-
Closing balance, June 2, 2006	50,000	45,000	-	-	392,948	294,711	270,586	229,998

Stock Options

The following table reflects the activity under the stock option plan for the year ended March 31, 2006 and to the date of this Management's Discussion and Analysis:

	# Options	Weighted Average Exercise Price
Outstanding April 1, 2005	-	-
Granted	1,353,000	$ 0.51
Exercised	(18,000)	$ 0.50
Outstanding March 31, 2006	1,335,000	$ 0.51
Granted[1]	307,500	$ 0.95
Outstanding June 2, 2006	1,642,000	$ 0.59
Exercisable June 2, 2006	546,250	$ 0.59

[1] Subsequent to year end, the Company granted 100,000 stock options to an investor relations consultant. The options will vest over one year and are exercisable at $1.15 per share for a period of one year after vesting. The Company also granted 137,500 options to senior officers that are exercisable at $0.85 per share for a five year period. The option grants are subject to acceptance for filing by the TSX Venture exchange.

Selected Annual Financial Information

Key Financial Indicators	Year ended March 31, 2006	Period from January 23, 2004 (inception) to March 31, 2005
Revenue - Interest earned	$36,507	$0
Expense - Research and development	$1,100,745	$67,025
Expense - General and administrative	$409,917	$96,706
Net loss	($1,967,014)	($165,004)
Net loss per share	($0.10)	($0.02)
Working capital	$5,214,438	$461,389
Cash flow used in Operations	($1,543,703)	($132,159)
Total assets	$5,547,405	$592,384
Net cash proceeds from equity financing	$5,886,152	$658,005
Weighted average common shares outstanding	19,306,005	10,004,619

Quarterly Selected Financial Information

The Company began operations in Q2-2005. The quarterly data set out below prior to amalgamation with Luxor on September 21, 2005 reflect the results of Amorfix, the private company.

The increase in the net loss each quarter reflects the progression of the Company from its initial administrative stages in the second and third quarters of 2005, the acquisition of the EP technologies in the fourth quarter of 2005, the establishment of its in-house research and development facilities and the amalgamation with Luxor in Q2-2006, and the increase in resources committed to research and development in the third and fourth quarter resulting from the September 2005 $3 million equity raise.

	2006				2005		
	4th Quarter	3rd Quarter	2nd Quarter *Restated*[1]	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Revenue	$18,282	$15,404	$2,121	$700	$ -	$ -	$ -
Net loss	($598,677)	($458,665)	($755,043)	($154,629)	($93,453)	($52,026)	($19,525)
Net loss per share	($0.02)	($0.02)	($0.05)	($0.01)	($0.01)	($0.01)	($0.01)

The Company's year end is March 31.

[1] The net loss and net loss per share for the second quarter of 2006 has been restated to reflect the $479,693 of costs of the amalgamation in excess of the cash of Luxor at the time of amalgamation which had previously been charged directly to the deficit.

Contractual Arrangements and Commitments

On February 1, 2006, the Company acquired an exclusive license to develop certain SOD1 technologies owned by Dr. Cashman for diagnostic and therapeutic applications for ALS disease. In consideration, the Company committed to spend $300,000 on the technology within three years and pay a small royalty on commercial sales. The Company also received an option to acquire the technology on payment of $100,000 in cash or common shares at any time prior to the fifth anniversary of the license agreement.

The acquisition of the technology was valued at the carrying value, which was determined to be nominal.

Subsequent to year end, the Company acquired certain additional SOD1 technologies owned by Dr. Cashman for a nominal amount. The Company also entered into an agreement on the same date to license exclusive rights to these SOD1 technologies from Dr. Cashman's co-inventors at the University Health Network (UHN). As consideration for the license, the Company paid $5,000 in cash, assumed liability for $4,400 in patent costs, committed to fund $260,000 of SOD1 research at UHN, pay small commercial royalties and make milestone payments as follows:

a) Diagnostics - $15,000 in pre-commercial milestones and $100,000 on first product approval;

b) Therapeutics - $300,000 in clinical milestones and $200,000 on first product approval.

The Company also received a buy-out option from UHN that entitles the Company to acquire the technologies prior to commercialization.

Related Parties

Amorfix was founded to commercialize the epitope protection (EP) technologies discovered at the University of Toronto by Dr. Cashman and Dr. Lehto. In February 2005, the Company issued 500,000 common shares at a nominal value of $0.00001 per share and paid $20 for the acquisition of the Epitope Protection technologies to the University of Toronto, Dr. Cashman and Dr. Lehto. The transaction was recorded in the financial statements at the carrying amount of the assets acquired of $nil. Dr. Cashman is the Chief Scientific Officer, director and a major shareholder of the Company.

During Fiscal 2006 and subsequent to the end of the fiscal year, the Company acquired additional licenses and technologies from Dr. Cashman for the initiation of the Company's therapeutic drug development program for ALS disease. Please see Contractual Agreements and Commitments.

Certain members of management who are also shareholders were under contract for various periods in the year to provide employment services to the company. During 2006, the Company incurred $360,598 of expenses for six contracts. The transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

During the year ended March 31, 2006, the Company incurred $161,900 [2005 - $81,300] of legal fees paid to a law firm where one of the partners was an officer of Amorfix prior to the amalgamation. The transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Risks and Uncertainties

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. Biotechnology research and development

involves a significant degree of risk. An investor should carefully consider the risks and uncertainties described below, as well as other information contained in this Management's Discussion and Analysis. The risks and uncertainties described below is not an exhaustive list. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company's business. If any one or more of the following risks occur, the Company's business, financial condition and results of operations could be seriously harmed. Further, if the Company fails to meet the expectations of the public market in any given period, the market price of the Company's common shares could decline.

Early Stage Development. Several of Amorfix's products are at an early stage of development. Significant additional investment in research and development, scale-up manufacturing, clinical testing, and regulatory submissions of such product candidates is required prior to commercialization. There can be no assurance that any such products will actually be developed. The development and regulatory processes require access to rare biofluid and tissue samples from people and animals with AMP diseases which may not be available to the Company in sufficient amounts or in a timely fashion to allow Amorfix to complete the development or receive regulatory approval of any product or process. The presence of AMPs in blood has never been measured and so may be not present or at levels so low as to be unmeasurable. A commitment of substantial time and resources is required to conduct research and clinical trials if Amorfix is to complete the development of any product. It is not known whether any of these product or process candidates will meet applicable health regulatory standards and obtain required regulatory approvals, or whether such products can be produced in commercial quantities at reasonable costs and be successfully marketed, or whether ante-mortem diagnostic tests for AMP diseases will achieve market acceptance, or if Amorfix's investment in any such products will be recovered through sales or royalties.

Lack of Product Revenues and History of Losses. To date, Amorfix has not recorded any revenues from the sale of biopharmaceutical products. Since January 2004, Amorfix has accumulated net losses of $2,132,018 (to March 31, 2006). Amorfix expects to incur additional losses during the periods of research and development, clinical testing, and application for regulatory approval of its product candidates. Amorfix expects to incur losses unless and until such time as payments from corporate collaborations, product sales and/or royalty payments generate sufficient revenues to fund its continuing operations.

Additional Financing Requirements and Access to Capital. Amorfix will require substantial additional funds for further research and development, planned clinical testing, regulatory approvals, establishment of pilot-scale manufacturing capabilities and, if necessary, the marketing and sale of its products. Amorfix may attempt to raise additional funds for these purposes through public or private equity or debt financing, collaborations with other biopharmaceutical companies and/or from other sources. There can be no assurance that additional funding or partnership will be available on terms acceptable to Amorfix and which would foster successful commercialization of Amorfix's products.

Patents and Proprietary Technology. Amorfix's success will depend in part on its ability to obtain, maintain, and enforce patent rights, maintain trade secret protection and operate without infringing the proprietary rights of third parties. There can be no assurance that pending patent applications will be allowed, that Amorfix will develop additional proprietary products that are patentable, that issued patents will provide Amorfix with any competitive advantage or will not be challenged by any third parties, or that patents of others will not have an adverse effect on the ability of Amorfix to do business. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of Amorfix's products, or design around the products patented by Amorfix. In addition, Amorfix may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to Amorfix. If Amorfix does not obtain such licenses it could encounter delays in introducing one or more of its products to the market, while it attempts to design around such patents, or could find that the development, manufacturing or sale of products requiring such licenses could be foreclosed. In addition, Amorfix could incur substantial costs in defending itself in suits brought against it on such patents or in suits which it attempts to enforce its own patents against other parties.

Until such time, if ever, that patent applications are filed, the ability of Amorfix to maintain the confidentiality of its technology may be crucial to its ultimate possible commercial success. While Amorfix has adopted procedures designed to protect the confidentiality of its technology, no assurance can be given that such arrangements will be effective, that third parties will not gain access to Amorfix's trade secrets or disclose the technology, or that Amorfix can meaningfully protect its rights to its trade secrets.

Dependence on Collaborative Partners, Licensors and Others. Amorfix's activities will require it to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of its products. Amorfix intends to attract corporate partners and enter into additional research collaborations. There can be no assurance, however, that Amorfix will be able to establish such additional collaborations on favourable terms, if at all, or that its current or future collaborations will be successful. Failure to attract commercial partners for its products may result in the Company incurring substantial clinical testing, manufacturing and commercialization costs prior to realizing any revenue from product sales or result in delays or program discontinuance if funds are not available in sufficient quantities.

Should any collaborative partner fail to develop, manufacture, or commercialize successfully any product to which it has rights, or any partner's product to which Amorfix will have rights, Amorfix's business may be adversely affected. Failure of a collaborative partner to continue to participate in any particular program could delay or halt the development or commercialization of products generated from such program. In addition, there can be no assurance that the collaborative partners will not pursue other technologies or develop alternative products either alone or in collaboration with others,

including Amorfix's competitors, as a means for developing treatments for the diseases targeted by Amorfix's programs.

Furthermore, Amorfix will hold licenses for certain technologies and there can be no assurance that these licenses will not be terminated, or that they will be renewed on conditions acceptable to Amorfix. Amorfix intends to negotiate additional licenses in respect of technologies developed by other companies and academic institutions. Terms of license agreements to be negotiated may include, inter alia, a requirement to make milestone payments, which may be substantial. Amorfix will also be obligated to make royalty payments on the sales, if any, of products resulting from licensed technology and, in some instances, is responsible for the costs of filing and prosecuting patent applications.

Government Regulations. Biotechnology, medical device and pharmaceutical companies operate in a high-risk regulatory environment. The manufacture and sale of animal and human diagnostic and therapeutic products is governed by numerous statutes and regulations in the United States, Canada and other countries where Amorfix intends to market its products. The subject matter of such legislation includes approval of manufacturing facilities, controlled research and testing procedures, review and approval of manufacturing, preclinical and clinical data prior to marketing approval, as well as regulation of marketing activities, notably advertising and labelling.

The process of completing clinical testing and obtaining required approvals is likely to take several years and require the expenditure of substantial resources. Furthermore, there can be no assurance that the regulators will not require modification to any submissions which may result in delays or failure to obtain regulatory approvals. Any delay or failure to obtain regulatory approvals could adversely affect the ability of Amorfix to utilize its technology, thereby adversely affecting operations. Further, there can be no assurance that Amorfix's diagnostic product candidates will achieve levels of sensitivity and specificity sufficient for regulatory approval or market acceptance, or that its therapeutic product candidates prove to be safe and effective in clinical trials, or receive the requisite regulatory approval. There is no assurance that the Company will be able to timely and profitably produce its products while complying with all the applicable regulatory requirements. Foreign markets, other than the United States and Canada, impose similar restrictions.

Hazardous Materials and Environmental Matters. Certain of Amorfix's research and development processes will involve the controlled use of hazardous materials. Amorfix is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although management of Amorfix believes that its procedures for handling and disposing of such materials comply with the standards prescribed, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, Amorfix could be held liable for damages and such liability could exceed the resources of Amorfix. Amorfix is not specifically insured with respect to this liability. Although management of Amorfix believes that Amorfix currently complies in all material respects with applicable environmental laws and regulations,

Amorfix may be required to incur significant costs to comply with environmental laws and regulations in the future. Furthermore, there can be no assurance that the operations, business or assets of Amorfix will not be materially adversely affected by current or future environmental laws or regulations.

Rapid Technological Change. The biotechnology and pharmaceutical industries are characterized by rapid and substantial technological change. There can be no assurance that developments by others will not render Amorfix's products or technologies non-competitive, or that Amorfix will keep pace with technological developments. Competitors have developed or are developing technologies that could be the basis for competitive products. Some of these products have an entirely different approach or means of accomplishing the desired diagnostic or therapeutic effect as compared with products to be developed by Amorfix, and could be more effective and less costly than the products to be developed by Amorfix. In addition, alternative forms of medical treatment may be competitive with Amorfix's products.

Competition. Technological competition from pharmaceutical companies, biopharmaceutical companies and universities is intense and is expected to increase. Potential competitors of Amorfix have or may develop product development capabilities or financial, scientific, marketing and human resources exceeding those of Amorfix. Competitors may develop products before Amorfix develops its own products, obtain regulatory approval for such products more rapidly than Amorfix, or develop products which are more effective than those which Amorfix intends to develop. Research and development by others may render Amorfix's technology or products obsolete or non-competitive or produce treatments or cures superior to any therapy developed or to be developed by Amorfix, or otherwise preferred to any therapy developed by Amorfix.

Reliance on Key Personnel. Amorfix is dependent on certain members of its management and scientific staff, the loss of services of one or more of whom could adversely affect Amorfix. In addition, Amorfix's ability to manage growth effectively will require it to continue to implement and improve its management systems and to recruit and train new employees. There can be no assurance that Amorfix will be able to successfully attract and retain skilled and experienced personnel.

Status of Healthcare Reimbursement. Amorfix's ability to successfully market certain diagnostic or therapeutic products may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Significant uncertainty exists as to whether newly approved healthcare products will qualify for reimbursement. Furthermore, challenges to the price of medical products and services are becoming more frequent. There can be no assurance that adequate third-party coverage will be available to establish price levels, which would allow Amorfix to realize an acceptable return on its investment in product development.

Potential Product Liability. Pharmaceutical products involve an inherent risk of product liability claims and associated adverse publicity. Product liability insurance is

costly, availability is limited and may not be on terms which would be acceptable to Amorfix, if at all. An inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of Amorfix's potential products. A product liability claim brought against Amorfix, or withdrawal of a product from the market, could have a material adverse effect upon Amorfix and its financial condition.

Volatility of Share Price, Absence of Dividends and Fluctuation of Operating Results. Market prices for the securities of biotechnology companies, including the Company, have historically been highly volatile. Factors such as fluctuation of the Company's operating results, announcements of technological innovations, patents or new commercial products by Amorfix or competitors, results of clinical testing, regulatory actions, or public concern over the safety of biopharmaceutical products and other factors could have a significant effect on the share price or trading volumes for the common shares. The Company's common shares have been subject to significant price and volume fluctuations and may continue to be subject to significant price and volume fluctuations in the future. Amorfix has not paid dividends to date and does not expect to pay dividends in the foreseeable future.

Disclosure controls

Management has established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to management in a timely manner. Management has evaluated the effectiveness of the Company's disclosure controls and procedures as at March 31, 2006 and it believes them to be effective in providing such reasonable assurance.

Additional Information

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION OF AMORFIX LIFE SCIENCES LTD.

FOR THE THREE MONTHS AND NINE MONTHS ENDED DECEMBER 31, 2005 AND 2004

The following information should be read in conjunction with the Company's December 31, 2005 Quarterly Financial Statements and in conjunction with the Company's March 31, 2005 annual audited financial statements and related notes and Management's Discussion and Analysis of Operating Results and Financial Condition contained in the joint Information Circular dated August 26, 2005, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

This management discussion and analysis contains forward-looking statements regarding our financial condition and the results of operations that are based upon on the management's current expectations, estimates, projections and assumptions. Our actual results could differ materially from those expressed or implied in these forward-looking statements. As a result of many factors expected results could differ from actual results and differences could be material.

Risks and Uncertainties

We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside our control. We are subject to risks associated with the biotechnology industry, including risks inherent in research and development, commencement, completion and results of clinical studies, uncertainty of regulatory agencies with respect to our diagnostic and therapeutic product candidates, enforcement and protection of our intellectual property, the ability to raise additional capital, potential competitors, the ability to attract collaborative partners, dependence on key personnel, and the ability to successfully market our diagnostic and therapeutic candidates. Further, the following analysis must be read in conjunction with various risk factors such as general economic conditions and other risk factors, including, without limitation, those outlined herein.

Amalgamation with Luxor Developments Inc. ("Luxor")

On September 21, 2005, the shareholders of Luxor Developments Inc. and Amorfix Life Sciences Ltd. approved the amalgamation of Luxor and Amorfix. The amalgamated company ("Amalco") was named Amorfix Life Sciences Ltd. All share information has been adjusted to reflect the 1:2.5 ratio of Amalco shares for Amorfix shares, and the pricing information has been adjusted to reflect the Amalco values. Please see below for a continuity schedule of Amalco's share capital describing the pre-amalgamation share capital and resulting post-amalgamation share capital balances. The following transactions were completed as of this date as follows:

Amorfix issued 6,000,000 common share units under a private placement financing and received gross proceeds of $3 million (net of cash costs of $296,160). Each common

share unit consists of one common share and one-half common share purchase warrant. Each full common share purchase warrant entitles the holder to acquire one common share at an exercise price of $0.75 per share until October 3, 2006.

On completion of the amalgamation, Amalco paid a success fee to *i3* Capital Partners Inc. of $50,000 in cash and 100,000 in common shares at an issue price of $0.50 per Amalco share. The Company also issued 500,000 success warrants to persons designated by Luxor and 250,000 success warrants to certain members of management and an advisor of Amorfix. Each success warrant is exercisable into one Amalco share at any time for a period of two years from the Closing Date at a price of $0.50 per Amalco Share.

The share capital of the two companies was exchanged for Amalco securities as follows: Luxor shareholders received 1 common share of Amalco and for each common share of Luxor; Luxor warrant holders received 1 warrant of Amalco for each warrant of Luxor at the same exercise price; Amorfix shareholders received 1 Amalco share for every 2.5 shares of Amorfix held; and Amorfix warrant holders received 1 warrant of Amalco for every 2.5 warrants of Amorfix and the exercise price was adjusted by the inverse of the share exchange ratio. Post-amalgamation, 160,000 Luxor options to purchase common shares were continued under the same terms and conditions to purchase 160,000 Amalco common shares. These 160,000 Luxor options were exercised by former Luxor directors in the third quarter of fiscal 2006 for gross proceeds of $32,000. The Amalgamation was accounted for as a reverse takeover - corporate reorganization which reflects Amorfix as the acquirer of Luxor for financial accounting purposes.

Prior to amalgamation, the shareholders of Luxor approved the adoption of a new form of stock option plan and reserved 4,000,000 common shares for issuance under the plan. On September 21, 2005, the Board of Directors of Amorfix approved the issuance of 1,152,000 stock options to management, directors and an advisor of the company. In December 2005, an additional 111,000 options were issued to advisors of the company.

As required by the TSX Venture Exchange, on amalgamation, a total of 10,455,000 shares held by management and founders of the original Amorfix and Luxor were placed into escrow. These shares will be released from escrow as follows; 10% on issuance of the Final Exchange Bulletin dated September 30, 2005, and 15% at the end of each subsequent 6 month period thereafter.

The continuity schedule of the outstanding common shares and common share purchase warrants and options from the pre-amalgamated companies immediately prior to amalgamation to the amalgamated company immediately after amalgamation is presented below:

As of September 21, 2005	# Shares		$
Common shares			
Luxor Developments Inc.	4,125,000		668,986
Amorfix Life Sciences Ltd.	34,312,500		627,160
Amorfix private placement, net of cash issue costs	15,000,000		2,433,456
Non-cash share issue costs			(62,400)
Total	49,312,500		2,998,216
Amalgamation of 2.5 shares of Amorfix for 1 share of Luxor	19,725,000		-
Adjustment to reflect the ascribed value of the shares			(325,911)
Issuance of shares as part of the cost of the amalgamation	100,000		50,000
Costs of the amalgamation	-		(141,778)
	23,950,000		3,249,513
Common share purchase warrants and options	# Options	# Warrants	$
Luxor Developments Inc.	375,000	150,000	-
Amorfix Life Sciences Ltd.		812,500	30,845
Amorfix private placement, net of cash issue costs		7,500,000	270,384
Issuance of agent's options on Amorfix private placement	1,200,000		62,400
Total	1,200,000	8,312,500	363,629
Exchange of options and warrants of Amorfix at ratio of 2.5 for 1 of Luxor	480,000	3,325,000	
Cancellation of Luxor options	(215,000)		-
Adjustment to reflect the ascribed value of the common share purchase warrants and options			3,385
Costs of the amalgamation		750,000	156,750
	640,000	4,225,000	523,764

Overview

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMP) are prevalent. These include Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE) and the human form variant Creutzfeldt-Jakob Disease (vCJD), as well as degenerative diseases such as Alzheimer's Disease (AD), Amyotrophic Lateral Sclerosis (ALS) and Parkinson's Disease (PD).

Amorfix is a development stage company as it has not received any revenues to date and does not expect to have significant revenues until it is able to sell its product candidates after obtaining applicable regulatory approvals or it establishes collaborations that provide funding, such as licensing fees, milestone payments, royalties, upfront payments, research funding or otherwise. As of December 31, 2005 the accumulated deficit was $1,533,341.

Our operating expenses will depend on many factors, including the progress of our research and development efforts, and the potential commercialization of our product candidates. Research and development expenses, which include expenses associated with laboratory activities and facilities, employee compensation and intellectual property management will be dependent on the results of our research and development efforts. General and administration expenses will include expenses associated with employee compensation, legal, advisory, investor relations costs, stock exchange fees, insurance and other administrative matters in support of our research and development programs.

Results of Operations

Amorfix was formed in January 2004 to commercialize the epitope protection (EP) technologies discovered at the University of Toronto by Dr. Cashman and Dr. Lehto. No expenses were incurred by the company until September 2004. The results of the comparative periods in fiscal 2005 have only limited expenses as the Company was initiating its efforts to file patents and seek financing.

For the three months and nine months ended December 31, 2005, the investment income earned resulted from interest on short-term bank certificate deposits which resulted mainly from the investment of the net proceeds of the $3 million financing completed on September 21, 2005.

For the three months and nine months ended December 31, 2005, research and development salaries and personnel-related expenses were $236,974 and $485,491, respectively, and laboratory and research and development program expenses amounted to $63,364 and $142,704, respectively. Research and development costs increased in the quarter ended December 31, 2005 due mainly to the hiring of additional R&D personnel and the resultant higher program expenses. Research and development efforts were focused principally on development activities related to the vCJD blood detection assay. During the three months ended December 31, 2005, the company successfully advanced the development of the EP-CJD™ assay through its testing using a hamster model and will begin testing of human CJD samples in the fourth quarter.

For the three months and nine months ended December 31, 2005, general and administration costs consisted primarily of salaries, stock-based compensation expense and advisory fees.

Interest expense for the three months and nine months ended December 31, 2005, related to promissory notes payable to Luxor which were bearing interest at 6% per annum. The promissory notes were eliminated on amalgamation.

The net loss for the three months and nine months ended December 31, 2005 was $458,665 and $888,644, respectively.

Summary of Quarterly Results

The Company began to generate expenses in September 2004, therefore there are no results for quarterly periods prior to July 1, 2004. The comparative quarterly data set out below are the results of Amorfix, the private company, prior to its reverse take over of Luxor on September 21, 2005. The net loss per share information has been restated for all quarters to reflect the 1:2.5 exchange ratio pursuant to the amalgamation.

The increase in the net loss each quarter reflects the progression of the Company from its initial administrative stage through to the establishment of its research and development activities.

	December 31 2005	September 30 2005	June 30 2005	March 30 2005	December 31 2004	September 30 2004
Revenue	$15,404	$2,121	$700	$ -	$ -	$ -
Net loss	($458,665)	($275,350)	($154,629)	($93,453)	($52,026)	($19,525)
Net loss per share (basic and diluted)	($0.019)	($0.019)	($0.011)	($0.009)	($0.012)	($0.006)

Liquidity and Capital Resources

To December 31, 2005 operations have been financed since inception through the sale of equity securities and raised gross proceeds of $3,782,000. We have not received any revenues to date and do not expect to have significant revenues until we either are able to sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with funding, such as licensing fees, milestone payments, royalties, upfront payments, research funding or otherwise.

On September 21, 2005, Amorfix received gross proceeds of $3 million (net of cash costs of $296,160) from a private placement financing completed in June 2005 and held in trust pending completion of the amalgamation. Working capital at December 31, 2005 was $2,322,807. The Company believes that existing working capital is sufficient to satisfy the anticipated cash requirements of the business over the next 12 months.

As of December 31, 2005, the company has warrants and options outstanding (excluding stock options) that have expiry dates between October 2006 and May 2007 with exercise prices ranging from $0.20 to $0.75 per share. If exercised in full, the Company would raise an additional $3.1 million.

Amorfix's working capital requirements may fluctuate in future periods depending on numerous factors, including: results of research and development activities; progress or lack of progress in our diagnostic assay development, preclinical studies or clinical trials; our diagnostic and therapeutic substance requirements to support clinical programs; our ability to establish corporate collaborations and licensing agreements; changes in the focus, direction, or costs of our research and development programs; the costs involved in

preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; our business development activities; new regulatory requirements implemented by applicable regulatory authorities; the timing and outcome of the regulatory review process; or our commercialization activities, if any.

Additional Information

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix announces Michael Sonnenreich as a new Director and establishment of a Scientific Advisory Board with the appointment of Dr. Don Cleveland

Amorfix also announces Stock Option Awards for 2006-2007

TSX Venture: AMF

TORONTO, Jan. 10 /CNW/ - Amorfix Life Sciences Inc. is pleased to announce the appointment of Mr. Michael Sonnenreich to the Company's Board of Directors. "We sincerely welcome Michael, a seasoned industry leader, to our Board," said Graham Strachan, Chair of the Board of Amorfix. "His substantial experience and networks in the global pharmaceutical industry will be an asset as Amorfix continues to pursue its strategic objective of becoming a world leader in the prevention, diagnosis and treatment of brain-wasting diseases."

Mr. Sonnenreich is a graduate of Harvard University Law School, the University of Wisconsin and the University of Madrid. He is the Chairman and CEO of Kikaku America International and President and CEO of Glocal Communications Corp. Ltd. of London. He is Vice Chairman of the Board of PharMa International Corporation of Tokyo, a Director of Asset Advisory Services of Zurich, an Advisor of Johns Hopkins University School of Advanced International Studies and an Overseer of Tufts University Medical School.

Mr. Sonnenreich has been a Board member and Trustee of numerous companies and universities including Scientific American Magazine, Penn Dixie Industries, ABD American Capital Market Funds, the Integra Fund, Medical Tribune International, Continental Steel Inc, Clark University, the Maret School and the Washington National Opera (President). He was President of the National Coordinating Council on Drug Education.

Amorfix today also announced the formation of a Scientific Advisory Board (SAB) led by Dr. Neil Cashman, Chief Scientific Officer for Amorfix, who will step down from the Board of Directors to Chair the SAB. Joining Dr. Cashman is an internationally distinguished expert in ALS and motor neuron diseases, Dr. Don Cleveland. "Amorfix is honoured to have Dr. Cleveland join its SAB to assist us with developing a therapy for ALS in partnership with Biogen Idec," said Dr. Cashman.

Dr. Cleveland received his doctorate from Princeton and was a professor at Johns Hopkins University School of Medicine prior to accepting his current position at the Ludwig Institute at University of California, San Diego, where he is currently director of the laboratory of cell biology. He has published extensively on adult motor neuron diseases, such as Amyotrophic Lateral Sclerosis, or ALS, the hallmark of which is the selective death of motor neurons.

Dr. Cleveland has received numerous awards including election to the prestigious National Academy of Sciences of the United States, the Sheila Essey Prize from the American Academy of Neurology and the ALS Association, and a NIH MERIT Award from National Institute of General Medicine. He is the only individual to receive two Jacob Javits Neuroscience Investigator MERIT awards from the National Institute of Neurologic Diseases and Stroke. He is an Editor of the Journal of Cell Biology.

Amorfix also reported today that it issued 1,299,500 stock options to directors, employees and consultants with a term of five years, an exercise price of $1.43 and various vesting schedules. Stock options in the amount of 235,000 were awarded to directors for services performed in 2006 and in the amount of 250,000 stock options for director services for 2007. In addition, senior officers were awarded 369,000 stock options as long term incentive compensation and 204,000 stock options in lieu of cash performance bonuses. Mr. Sonnenreich was also awarded 75,000 stock options as a new director with a term of five years and an exercise price of $1.40. The option grants are subject to acceptance for filing by the TSX Venture exchange.

About Amorfix

Amorfix is an emerging company focused on the diagnosis and treatment of brain-wasting diseases, where aggregated misfolded proteins (AMPs) are prevalent. Brain AMPs include infectious prions, which cause Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (mad cow disease), scrapie in sheep and the human form, variant Creutzfeldt-Jakob Disease (vCJD). A hallmark of Alzheimer's disease, Amyotrophic Lateral Sclerosis and Parkinson's disease is the accumulation of AMPs in neurons. Amorfix has developed a test procedure to diagnose AMP diseases using a routine blood sample and a novel therapeutic approach for treatment. The company will use this new knowledge to develop diagnostic kits, therapeutics and prophylactics for AMP diseases.

%SEDAR: 00022789E

/For further information: visit the website at www.amorfix.com or contact: Dr. George Adams, President and CEO, Amorfix Life Sciences Ltd., (416) 482-3812, george.adams(at)amorfix.com; James Parsons, CFO, Amorfix Life Sciences Ltd., (416) 482-3814, james.parsons(at)amorfix.com/
(AMF.)

CO: Amorfix Life Sciences

CNW 07:00e 10-JAN-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix receives support from Canadian government to accelerate development of blood test for Alzheimer's disease

TSX Venture: AMF

TORONTO, Dec. 19 /CNW/ - Amorfix Life Sciences Ltd., a company focused on diagnostics and treatments for brain wasting diseases, announced today that in addition to their own investment, the National Research Council Canada Industrial Research Assistance Program (NRC-IRAP) will share in the research and development of the company's proposed diagnostic test for Alzheimer's disease, EP-AD(TM), via a contribution of $322,000.

The NRC-IRAP support will be focused on the extension of Amorfix's patent-pending Epitope Protection (EP) technology platform to the diagnosis of Alzheimer's disease, using a standard blood sample. NRC-IRAP is a federal government program that provides a range of both technical and business oriented advisory services along with potential financial support to growth-oriented Canadian small and medium-sized enterprises.

"We are very excited to work closely with NRC-IRAP and accept this contribution that will focus on accelerating our Alzheimer's diagnostic program," said Dr. George Adams, CEO for Amorfix. "There is an urgent need to definitively diagnose Alzheimer's so we can evaluate the effectiveness of new therapeutic treatments in clinical trials."

Alzheimer's disease is associated with an accumulation of protein aggregates, called amyloid, in the brain. Recent research has shown that amyloid results from aggregation of misfolded A-beta protein fragments. The EP-AD(TM) test is based upon the detection of aggregated A-beta in peripheral blood.

"Supporting research that could benefit our aging Canadians will have far reaching benefit to all patients globally suffering from this brain wasting disease," said Vigen Nazarian, Director of Business Development for Amorfix. "NRC-IRAP has long played a catalytic role in new product development through its national and international networks and we are pleased to be working with them."

About Amorfix

Amorfix is an emerging biotechnology company focused on the diagnosis and treatment of brain-wasting diseases, where aggregated misfolded proteins (AMPs) are prevalent. These include "prions", the infectious agents of the Transmissible Spongiform Encephalopathies (TSE), such as BSE and variant CJD, as well as degenerative diseases such as Alzheimer's disease, ALS and Parkinson's disease. Building on research developed at the University of Toronto and the Sunnybrook Health Sciences Centre, and with funding from the Canadian Institutes of Health Research and the Ontario Genomics Institute, Amorfix is focused on discovering and commercializing technologies to become the world leader on AMP diseases. The company will use this knowledge to develop diagnostic kits, treatments and vaccines for AMP diseases.

/For further information: Dr. George Adams, President and CEO, Amorfix Life Sciences Ltd., (416) 482-3812, george.adams(at)amorfix.com; James Parsons, CFO, Amorfix Life Sciences Ltd., (416) 482-3814, james.parsons(at)amorfix.com/
(AMF.)

CO: Amorfix Life Sciences

CNW 10:06e 19-DEC-06

Amorfix Life Sciences Ltd

NEWS RELEASE

TSX Venture: **AMF**

CANADIAN COMPANY'S MEDICAL TECHNOLOGY LAUDED BY WORLD ECONOMIC FORUM AS HAVING "DRAMATIC AND SUSTAINABLE IMPACT ON SOCIETY"

Test for human form of mad cow disease will determine if epidemic is coming. Alzheimer's disease test will permit appropriate trials to identify better treatments.

TORONTO, Ontario – December 4, 2006 – Amorfix Life Sciences Ltd. of Toronto will be the only Canadian recipient of 47 organizations from around the world to be named as a "Technology Pioneer" by the World Economic Forum at its prestigious annual meeting in Davos, Switzerland in January 2007. Amorfix is also one of only a few Technology Pioneers chosen to be featured in a bonus section of the December 11, 2007 issue of Time Magazine. Amorfix was selected because of its development of a technology with the potential to permit diagnosis of several brain-wasting diseases, including Alzheimer's and Parkinson's diseases, Amyotrophic Lateral Sclerosis (ALS or Lou Gehrig's Disease) and variant Creutzfeldt-Jacob Disease (vCJD), also known as the human form of mad cow disease (Bovine Spongiform Encephalopathy or BSE). The development of effective treatments for these diseases has been slow because scientists have not been able to directly measure the abnormal molecules that cause them and have only been able to accurately diagnose patients after death.

"We are honoured to have been selected by the World Economic Forum because its goal is to identify innovative proven technologies that will have a dramatic and sustainable impact on society. Being able to diagnose these devastating diseases through a simple blood test taken from living patients will lead to improved understanding of the diseases and how they progress, as well as the development of more effective treatments," said Dr. George Adams, President and CEO of Amorfix.

"Amorfix is a shining example of how research in Ontario can be moved rapidly from the laboratory to the marketplace to produce major medical breakthroughs," said Ontario Premier and Minister of Research and Innovation Dalton McGuinty. "In turn, these breakthroughs create high-value jobs and a better quality of life for us all. I congratulate Amorfix on their success and on receiving the world-wide recognition they deserve."

Variant CJD

Amorfix's first product is a blood test for vCJD that will be available in 2007. "The most immediate need is to develop a test for blood system operators and transplant centres for vCJD because we know this fatal disease is infectious and it may be spreading. Our test will unlock the mystery of the disease by diagnosing people in the years when they are contagious, but before they have symptoms, so we can determine how widespread the disease is, stop it from spreading, and learn about how the disease progresses and hopefully even how to treat it," said Dr. Adams.

It is widely believed that people originally developed vCJD by eating products from cattle that had BSE. However, we now know that it can be transmitted from human to human through blood transfusions, prompting concerns related to organ transplantation and necessitating destruction of surgical instruments after use, since at present there is no effective decontamination process. Of the four brain-wasting diseases being studied by Amorfix, vCJD is the only one known to be transmitted from human to human. Amorfix is also developing tests for animals to protect the food supply.

People infected with vCJD, or "carriers", are infectious, but do not show symptoms for many years – sometimes as few as 10 years, but sometimes as many as 40 or 50 years. There have been over 180 people who have been diagnosed after death with vCJD. The majority of these were residents of the U.K. which has also had the highest numbers of BSE-infected cattle. Some of those people donated blood before their symptoms appeared; the recipients of their blood components are being followed. Some experts are predicting there may be tens of thousands of carriers in the U.K. It will be important to tell carriers that they have tested positive to ensure that the disease is not spread through donation of blood or organs, or through the re-use of surgical instruments.

Amorfix appears to be well ahead of other companies in the race to commercialize a vCJD test. "Our test has been shown to be sensitive and specific based on a study of human samples provided by the U.K. government. It has to be sensitive so you don't miss infected donations and it has to be specific so you don't get false positives. You want to be absolutely sure of the diagnosis when you tell a person they've got a fatal disease with no treatments and may not have any symptoms for many years," added Dr. Adams.

Alzheimer's disease

Amorfix is also developing a blood test for Alzheimer's disease which, for the first time, will permit accurate diagnosis of the disease before death. "Alzheimer's is affecting increasing numbers of older people as our population ages, so we need to develop treatments for all these people," said Dr. Adams. "Once we know the patients have Alzheimer's and not some other form of illness, we can identify more effective treatments."

"Right now there are about 250 treatments for Alzheimer's in development around the world, but because we can't accurately diagnose the disease, we can't test the treatments on the right patients," said Dr. Neil Cashman, Chief Scientific Officer of Amorfix, and Canada Research Chair in Neurodegeneration and Protein Misfolding Diseases at the University of British Columbia. "About 20 per cent of the people we think have Alzheimer's don't actually have it. They have something else that affects their memory and behaviour – for example brain damage after an undetected stroke. And there are many more people who do have Alzheimer's who haven't been identified or have been told they have something else." Amorfix has received funding from Ontario Genomics Institute to develop its Alzheimer's disease test.

ALS

Amorfix has partnered with Biogen Idec to develop a treatment for ALS. Amorfix chose to work with Biogen Idec, a world-leading biotechnology company that has therapies for various diseases already on the market, in order to gain the expertise and resources necessary to move as quickly as possible from the research phase to testing promising products to help patients. Dr. Cashman is also the Director of the ALS Clinic at the Vancouver Coastal Health ALS Centre in B.C.

Technology Pioneers
Amorfix is the only Canadian company of 47 Technology Pioneers that were nominated for 2007 by the world's leading venture capital and technology companies. The final selection from 225 nominees was made by a panel of leading technology experts appointed by the World Economic Forum. Technology Pioneers are companies that have been identified as developing and applying highly transformational and innovative technologies in the areas of energy, biotechnology and health, and information technology.

To be selected as a Technology Pioneer, a company must be involved in the development of life-changing technology innovation and have the potential for long-term impact on business and society. In addition, it must demonstrate visionary leadership, show all the signs of being a long-standing market leader – and its technology must be proven. Previous Technology Pioneers have included Google and Napster.

About the World Economic Forum
The World Economic Forum (http://www.weforum.org), based in Geneva, Switzerland, is an independent organization committed to improving the state of the world. Funded by the contributions of 1,000 of the world's foremost corporations, the Forum acts in the spirit of entrepreneurship in the global public interest to further economic growth and social progress. The Forum serves its members and society by creating partnerships between and among business, political, intellectual and other leaders of society to define, discuss and advance key issues on the global agenda. Incorporated in 1971 as a foundation, the World Economic Forum is impartial and not-for-profit, and is tied to no political, partisan or national interests. In 1995, the Forum was awarded NGO consultative status with the Economic and Social Council of the United Nations. The World Economic Forum holds its annual conference every January in Davos, Switzerland.

About Amorfix
Amorfix is an emerging biotechnology company focused on the diagnosis and treatment of brain-wasting diseases, where aggregated misfolded proteins (AMPs) are prevalent. These include "prions", the infectious agents of the Transmissible Spongiform Encephalopathies (TSE), such as BSE and variant CJD, as well as degenerative diseases such as Alzheimer's Disease, ALS and Parkinson's Disease. Building on research developed at the University of Toronto and the Sunnybrook Health Sciences Centre, and with funding from the Canadian Institutes of Health Research and the Ontario Genomics Institute, Amorfix is focused on discovering and commercializing technologies to become the world leader on AMP diseases. The company will use this knowledge to develop diagnostic kits, treatments and vaccines for AMP diseases.

- 30 -

Notes to Editors:
Go to http://www.weforum.org/en/about/Technology%20Pioneers/TechnologiePioneers for more information on the World Economic Forum's Technology Pioneers.
Go to www.ontariogenomics.ca for more information on Ontario Genomics Institute.
Go to www.amorfix.com for more information of Amorfix.

To book an interview, please contact:
Rick Harari
Hill & Knowlton Canada
613 786-9963
rick.harari@hillandknowlton.ca

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix appoints Dr. Hans Black as a New Director

TSX Venture: AMF

TORONTO, Nov. 28 /CNW/ - Amorfix Life Sciences is pleased to announce the appointment of Dr. Hans Black to the company's Board of Directors. "We are extremely pleased to welcome Dr. Black to our Board," said Graham Strachan, Chair of the Board of Amorfix. "His substantial experience and leadership in the global financial industry coupled with strong corporate development background will be an asset as Amorfix continues to pursue its strategic objective of becoming a world leader in the prevention, diagnosis and treatment of misfolded-protein, neurodegenerative diseases."

Dr. Black received a Bachelor of Science from Union College in New York, law training in France and a Doctorate in Medicine from McGill University. He is a founder and CEO of Interinvest, a global money management firm which manages accounts for private and institutional clients who are serviced through offices in Boston and Montreal, and its affiliate offices in Bermuda, London and Zurich. He has been widely quoted, appearing in publications such as Barron's, The International Herald Tribune, The Financial Times, Euromoney and The Wall Street Transcript and appears frequently as a special guest on The Nightly Business Report.

Dr. Black is a member of the board of Abitibi-Consolidated Inc., Wi2Wi Inc., and Les Aliments Soyummi Inc. He serves on the Advisory Council of The Paul H. Nitze School of Advanced International Studies of Johns Hopkins University and the boards of the Montreal Symphony Orchestra, la Fondation Institut de Cardiologie de Montréal, Fondation Jeunesses Musicales du Canada, l'Orchestre de chambre I Musici de Montréal, Canadian Vocal Art Institute, The National Arts Centre and the Washington National Opera.

About Amorfix

Amorfix is an emerging company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMPs) are prevalent. Brain AMPs include infectious prions, which cause Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (mad cow disease), scrapie in sheep and the human form, variant Creutzfeldt-Jakob Disease (vCJD). A hallmark of Alzheimer's disease, Amyotrophic Lateral Sclerosis and Parkinson's disease is the accumulation of AMPs in neurons. Amorfix has developed a test procedure to diagnose AMP diseases using a routine blood sample and a novel therapeutic approach for treatment. The company will use this new knowledge to develop diagnostic kits, therapeutics and prophylactics for AMP diseases.

%SEDAR: 00022789E

/For further information: visit the website at www.amorfix.com or contact: Dr. George Adams, President and CEO, Amorfix Life Sciences Ltd., (416) 482-3812, george.adams(at)amorfix.com; James Parsons, CFO Amorfix Life Sciences Ltd., (416) 482-3814, james.parsons(at)amorfix.com/
(AMF.)

CO: Amorfix Life Sciences

CNW 07:00e 28-NOV-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix extends Epitope Protection technology to detect sheep scrapie prions in blood

TSX Venture: AMF

TORONTO, Oct. 2 /CNW/ - Amorfix Life Sciences Ltd. announced today that it has adapted its Epitope Protection (EP) technology platform for detection of sheep scrapie prions in blood. The UK National Health Service (NHS) has selected sheep scrapie as an important model to validate a blood test for vCJD screening, required for the regulatory approval process. The NHS has constructed a blinded panel of blood samples from infected sheep which have endogenous sheep scrapie prions, and they will provide this panel to qualified companies. Amorfix has been approved by the NHS to receive the blinded sheep panel.

Dr. George Adams, Amorfix's CEO said, "This is an important step in the building of the regulatory filing for the approval of our EP-CJD(TM) test for blood screening in Europe". In addition, a blood test for scrapie can be used to eliminate infected sheep from herds worldwide and open up a new revenue generation avenue for the Company."

Dr. Neil Cashman, Amorfix's CSO, will present the results in a paper entitled "Prion Detection in Blood using the Epitope Protection Assay" at the European Network of Excellence NeuroPrion, International Conference "Prion 2006 - Strategies, advances and trends toward protection of society" held in Torino, Italy, on October 4-6, 2006.

About Amorfix

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMPs) are prevalent. These include aggregated misfolded prion protein which makes up "prions," the infectious agents of the Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE or "mad cow disease") and the human form, variant Creutzfeldt-Jakob Disease (vCJD), as well as degenerative diseases such as Alzheimer's Disease (AD), Amyotrophic Lateral Sclerosis (ALS) and Parkinson's Disease (PD). Amorfix was formed to commercialize epitope protection technologies and related discoveries to become the world leader on AMP diseases. The company will use this new knowledge to develop diagnostic kits, therapeutics and prophylactics for AMP diseases.

%SEDAR: 00022789E

/For further information: visit the website at www.amorfix.com or contact: Dr. George Adams, President and CEO, Amorfix Life Sciences Ltd., (416) 557-4647, george.adams(at)amorfix.com; James Parsons, CFO, Amorfix Life Sciences Ltd., (416) 482-3814, james.parsons(at)amorfix.com/
(AMF.)

CO: Amorfix Life Sciences

CNW 07:00e 02-OCT-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Ontario Genomics Institute completes second investment in Amorfix to accelerate development of a blood test for Alzheimer's disease

TSX Venture: AMF

TORONTO, Sept. 12 /CNW/ - Amorfix Life Sciences Inc. announced the issue of 47,619 common shares and 23,810 warrants to Genomics Ontario Inc, the investment arm of the Ontario Genomics Institute (OGI), for gross proceeds of $50,000. This is the second investment by OGI in support of Amorfix's development of a blood diagnostic test for Alzheimer's disease. Each warrant entitles the holder to purchase one common share of Amorfix at an exercise price of $1.05 for a term of two years. The common shares and warrants are subject to a four month hold period.

Pursuant to the subscription agreement, Amorfix will continue its development of a blood test for Alzheimer's disease, EP-AD(TM), based upon Amorfix's patent-pending EP technology. OGI will continue to assist Amorfix in accelerating its program for diagnosis of neurodegenerative diseases drawing on OGI's portfolio of state-of-the-art genomics and proteomics facilities, research and pre-commercial development in Ontario.

About OGI

The Ontario Genomics Institute is a private, not-for-profit corporation focused on building a globally-competitive life sciences industry in Ontario. Through its relationship with Genome Canada and the newly created Ontario Ministry of Research and Innovation (MRI) as well as other private and public sector partners, OGI helps Ontario-based scientists secure funding for genomics-driven research and commercialization.

For further information, visit www.OntarioGenomics.ca.

About Amorfix

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMPs) are prevalent. These include aggregated misfolded prion protein which makes up "prions," the infectious agents of the Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE or "mad cow disease") and the human form, variant Creutzfeldt-Jakob Disease (vCJD), as well as degenerative diseases such as Alzheimer's Disease (AD), Amyotrophic Lateral Sclerosis (ALS) and Parkinson's Disease (PD). Amorfix was formed to commercialize epitope protection (EP) technologies and related discoveries to become the world leader on AMP diseases. The company will use this new knowledge to develop diagnostic kits, therapeutics and prophylactics for AMP diseases.

For further information, visit the website at www.amorfix.com.

%SEDAR: 00022789E

/For further information: Dr. Christian Burks, President & CEO, Ontario Genomics Institute, (416) 673-6598, CBurks(at)OntarioGenomics.ca; Dr. George Adams, President and CEO, Amorfix Life Sciences Ltd., (416) 557-4647, george.adams(at)amorfix.com; James Parsons, CFO Amorfix Life Sciences Ltd., (416) 482-3814, james.parsons(at)amorfix.com/

(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 08:00e 12-SEP-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix achieves technical milestone in development of a blood test for Alzheimer's disease

TSX Venture: AMF

TORONTO, Sept. 5 /CNW/ - Amorfix Life Sciences Inc. and the Ontario Genomics Institute (OGI) announced today the achievement of the technical milestone of demonstrating that Amorfix's Epitope Protection (EP) technology is able to detect protected sites within Abeta amyloid aggregates which are formed in Alzheimer's disease. With this advancement, Amorfix will be committing additional resources to develop an ultra-sensitive blood test for Alzheimer's disease, EP-AD(TM), based upon Amorfix's patent-pending EP technology.

Dr. George Adams, Amorfix's CEO said, "I am very pleased that OGI's scientific review process has determined we have met this important technical milestone and we will continue to aim to be the first to develop a definitive blood test for Alzheimer's."

Alzheimer's disease is associated with an accumulation of protein aggregates, called amyloid, in the brain. Recent research has shown that these amyloid aggregates result from aggregation of misfolded Abeta protein fragments. Abeta is present in blood and the company believes Abeta amyloid aggregates are also present in the circulation in Alzheimer's patients. Dr. Neil Cashman, Amorfix's CSO, said, "Until now, it has been very difficult to detect aggregated misfolded proteins in blood where the normal protein is abundant. With the knowledge that Epitope Protection works on Abeta amyloid aggregates, we are now in a position to finish our development and validate a blood test for Alzheimer's disease."

"We are very excited to see Amorfix achieve this milestone as an example of the translation of leading research discoveries for public benefit", said Dr. Christian Burks, OGI President and CEO. "Ontario, with its leading-edge genomics and proteomics research community, is uniquely positioned to foster advances in our understanding of the role of protein misfolding and aggregation in human disease, and Amorfix is uniquely positioned to apply this understanding to discovery of better diagnostics tools and therapies for Alzheimer's and other neurodegenerative diseases."

Pursuant to the subscription agreement executed January 30, 2006, OGI will now invest its second tranche of $50,000 in Amorfix. This transaction is subject to acceptance for filing by the TSX Venture Exchange.

About OGI

The Ontario Genomics Institute is a private, not-for-profit corporation focused on building a globally-competitive life sciences industry in Ontario. Through its relationship with Genome Canada and the newly created Ontario Ministry of Research and Innovation (MRI) as well as other private and public sector partners, OGI helps Ontario-based scientists secure funding for genomics-driven research and commercialization.

About Amorfix

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMPs) are prevalent. These include aggregated misfolded prion protein which makes up "prions," the infectious agents of the Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE or "mad cow disease") and the human form, variant Creutzfeldt-Jakob Disease (vCJD), as well as degenerative diseases such as Alzheimer's Disease (AD), Amyotrophic Lateral Sclerosis (ALS) and Parkinson's Disease (PD). Amorfix was formed to commercialize epitope protection technologies and related discoveries to become the world leader on AMP diseases. The company will use this new knowledge to develop diagnostic kits, therapeutics and prophylactics for AMP

diseases.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This information release may contain certain forward-looking information. Actual future results may differ materially from those contemplated. The risks, uncertainties and other factors that could influence the actual results are described in documents filed with regulatory authorities.

%SEDAR: 00022789E

/For further information: visit www.OntarioGenomics.ca or contact: Dr. Christian Burks, President & CEO, Ontario Genomics Institute, (416) 673-6598, CBurks(at)OntarioGenomics.ca; visit the website at www.amorfix.com or contact: Dr. George Adams, President and CEO, Amorfix Life Sciences Ltd., (416) 557-4647, george.adams(at)amorfix.com; James Parsons, CFO Amorfix Life Sciences Ltd., (416) 482-3814, james.parsons(at)amorfix.com/
(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 16:17e 05-SEP-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix Life Sciences and Biogen Idec to collaborate on research for ALS disease

TSX Venture: AMF

TORONTO, Aug. 3 /CNW/ - Amorfix Life Sciences Ltd. (TSXV: AMF), an emerging Canadian theranostics company, announced today that it has entered into a research and investment agreement with Biogen Idec (NASDAQ: BIIB) of Cambridge, Massachusetts, which includes an option to license the exclusive worldwide rights to Amorfix's technology to develop and commercialize therapeutic products directed against the neurodegenerative disease Amyotrophic Lateral Sclerosis (ALS). Amorfix will conduct a planned research program with operational support and investment from Biogen Idec.

On closing, Biogen Idec subscribed for common shares of Amorfix in the amount of US$375,000 representing 289,187 common shares at a price of Cdn $1.46 per common share. These shares are subject to a four-month hold period. Over the period of the option, Biogen Idec may subscribe for additional common shares of Amorfix in the amount of US$375,000 based on the achievement of predefined research milestones. If Biogen Idec exercises its option, Amorfix will receive an upfront payment and potential milestone payments in excess of US$25 million under the license agreement. Amorfix will also receive royalties on commercial product sales. If the option is exercised, Biogen Idec will be responsible for completing preclinical and clinical development, regulatory approvals, manufacturing and commercialization.

"To ensure a rapid translation of our technology to clinical trials, we chose to partner with a world-leading biotechnology company that will bring significant resources and expertise in the preclinical and clinical validation of Amorfix's approach to treatments for neurodegenerative diseases", stated Dr. Neil Cashman, Chief Scientific Officer, Amorfix. "This new relationship with Biogen Idec confirms the quality of Amorfix's program and validates the company's strategy to use its core technology on aggregated misfolded proteins to build a portfolio of diagnostic and therapeutic products", added Dr. George Adams, Chief Executive Officer, Amorfix.

"The partnering of this early-stage technology with a major biotech firm shows what effective management and excellent science can achieve in a short period of time. This collaboration provides strong support for a considered expansion of the company's therapeutic development strategy", said Graham Strachan, Chair of the Board of Amorfix.

Conference Call

Amorfix will hold a conference call Thursday, August 3, 2006 at 1:00 p.m. ET to discuss this announcement and other corporate developments. To access the conference call by telephone, dial 1-800-814-4941. A replay of the conference call will be available by telephone on August 3, 2006 through August 10, 2006. To access the replay, dial 416-640-1917 or 1-877-289-8525 and enter reservation number 21199298 followed by the number sign (Number sign).

About Amorfix

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins are prevalent. These include aggregated misfolded prion protein which makes up "prions," the infectious agents of the Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE or "mad cow disease") and the human form, variant Creutzfeldt-Jakob Disease (vCJD), as well as degenerative diseases such as Alzheimer's Disease (AD), Amyotrophic Lateral Sclerosis (ALS) and Parkinson's Disease (PD). Amorfix was formed to commercialize epitope protection technologies and related discoveries to become the world leader on AMP diseases. The company will use this new knowledge to develop diagnostic kits, therapeutics and preventative therapies

for AMP diseases.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This information release may contain certain forward-looking information. Actual future results may differ materially from those contemplated. The risks, uncertainties and other factors that could influence the actual results are described in documents filed with regulatory authorities.

%SEDAR: 00022789E

/For further information: Dr. George Adams, President and CEO, Amorfix Life Sciences Ltd., (416) 482-3812, info(at)amorfix.com; James Parsons, CFO, Amorfix Life Sciences Ltd., (416) 482-3814/

(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 11:37e 03-AUG-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix announces leading sensitivity for prion detection in spiked human blood samples

TSX Venture: AMF

TORONTO, June 21 /CNW/ - Amorfix Life Sciences Ltd. announced today it had completed the analysis of the international reference blinded panels of human blood samples spiked with prions from variant Creutzfeldt-Jakob Disease (vCJD) patients which were provided by the UK government.

"Our excellent results from the blinded panels match our previous internal tests using spiked blood samples. Based on data presented at industry conferences on 4 other laboratories and companies that have completed the blinded panels, we are confident that the company's EP-CJD(TM) assay is significantly more sensitive in detecting prions," said Dr. George Adams, Chief Executive Officer, Amorfix.

"Having superior sensitivity should give Amorfix a competitive advantage in the early detection of prions in blood from donors who are infected but do not yet show symptoms of the disease," said Dr. Neil Cashman, Chief Scientific Officer, Amorfix. "We look forward to testing blood samples from people who have unfortunately been infected with vCJD and preclinical samples from infected but asymptomatic animals to further validate the utility of the EP-CJD(TM) to secure the blood transfusion systems worldwide." Dr. Cashman will be presenting the blinded panel results at the Transmissible Spongiform Encephalopathies conference in Vienna, Austria, on June 28th.

The National vCJD Surveillance Unit (NCJDSU) and the British National Institute for Biological Standards and Controls (NIBSC) direct the international testing program and will publish an independent analysis of all these benchmarking results from those companies who participated. The NCJDSU has blood and tissue samples from approximately 150 people who have been diagnosed with vCJD and subsequently died. The company has sent a request to the British Department of Health, Tissue Management Group to access the final blinded panels containing blood samples from patients with variant CJD, patients with sporadic CJD, patients with other neurological conditions and "normal controls" from blood donors. These results will be used to apply for regulatory approval to market the test in Europe. Since no company, academic or research group has accessed these samples and obtained a CE mark for an assay for vCJD in blood, it is uncertain how many samples are available for testing and exactly how long the process will take. The company is proceeding to mount its assay onto a commercial platform.

Recent evidence has suggested that people may be infected for decades before showing signs of vCJD. The number of people who contracted the disease by consuming BSE-positive beef is unknown and three people have been shown to have been infected through blood transfusion from donors who years later developed symptoms and died from vCJD. Thousands of people who received CJD-positive plasma fractions are currently being monitored to determine how many have been infected. Blood transfusion systems in low-risk countries refuse to take blood from people who have lived in high-risk countries, where BSE-positive cattle were prevalent, to prevent the spread of the disease through blood transfusions. A screening test for vCJD is needed immediately to secure the blood transfusion systems worldwide.

About Amorfix

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMPs) are prevalent. These include aggregated misfolded prion protein which makes up "prions," the infectious agents of the Transmissible Spongiform Encephalopathies (TSE's), such as Bovine Spongiform Encephalopathy (BSE or "mad cow disease") and the human form, variant Creutzfeldt-Jakob Disease (vCJD), as well as degenerative diseases such as Alzheimer's Disease (AD), Amyotrophic Lateral Sclerosis (ALS) and Parkinson's Disease (PD). Amorfix was

formed to commercialize epitope protection technologies and related discoveries to become the world leader on AMP diseases. The company will use this new knowledge to develop diagnostic kits, therapeutics and preventative therapies for AMP diseases.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This information release may contain certain forward-looking information. Actual future results may differ materially from those contemplated. The risks, uncertainties and other factors that could influence the actual results are described in documents filed with regulatory authorities.

%SEDAR: 00022789E

/For further information: Dr. George Adams, President and CEO, Amorfix Life Sciences Ltd., (416) 482-3812, info(at)amorfix.com; James Parsons, CFO, Amorfix Life Sciences Ltd., (416) 482-3814/
(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 16:01e 21-JUN-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix Life Sciences announces William Lambert joins board

TSX Venture: AMF

TORONTO, June 16 /CNW/ - Amorfix Life Sciences Ltd. announced today the appointment of William Lambert to the Board of Directors and the resignation of Dr. Donald Rix as Director.

William Lambert is a Special Partner with Birch Hill Equity Partners where he advises on sourcing, monitoring and creating value in its investee companies. Mr. Lambert previously held the position of Managing Director of TD Capital, the private equity arm of the Toronto-Dominion Bank. He has over 12 years experience in merchant banking and investing, and 10 years experience in consulting. Mr. Lambert received his undergraduate degree from Massachusetts Institute of Technology and his M.B.A. from York University. He serves on the boards of a number of private companies and one other public company, Marsulex Inc.

"Bill brings excellent capital markets experience and has a strong focus on value creation which will be of great benefit to Amorfix at its stage of development. He has agreed to Chair the Audit Committee and we are very fortunate to have him join us. Dr. Rix will continue to be a strong supporter of Amorfix but could not continue in his directorship role. We thank Donald for his sound guidance," stated Graham Strachan, Chair of the Board of Directors.

About Amorfix

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMPs) are prevalent. These include aggregated misfolded prion protein which makes up "prions," the infectious agents of the Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE or "mad cow disease") and the human form, variant Creutzfeldt-Jakob Disease (vCJD), as well as degenerative diseases such as Alzheimer's Disease (AD), Amyotrophic Lateral Sclerosis (ALS) and Parkinson's Disease (PD). Amorfix was formed to commercialize epitope protection technologies and related discoveries to become the world leader on AMP diseases. The company will use this new knowledge to develop diagnostic kits, therapeutics and preventative therapies for AMP diseases.

%SEDAR: 00022789E

/For further information: Dr. George Adams, President and CEO, Amorfix Life Sciences Ltd., (416) 482-3812, info(at)amorfix.com; James Parsons, CFO, Amorfix Life Sciences Ltd., (416) 482-3814/
(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 07:00e 16-JUN-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Amorfix Life Sciences Ltd. reports annual results for fiscal 2006

TSX Venture: AMF

TORONTO, June 12 /CNW/ - Amorfix Life Sciences Ltd. today announced its financial and operating results for the year ended March 31, 2006.

<<

Fiscal 2006 and Subsequent Highlights

- Significantly advanced the development of the CJD-EP(TM) diagnostic assay for the detection of prions in blood:
  - In December 2005, the Company demonstrated proof-of-principle of its assay by detecting prions in the endogenous blood of animals with prion disease.
  - Entered validation process with UK government agency to access human CJD samples and validate the assay with human CJD samples.
  - Became the first commercial laboratory in Canada approved to work with tissue and blood samples containing vCJD prions.

- Expanded our diagnostic and therapeutic product pipelines:
  - Received funding investment from the Ontario Genomics Institute and initiated our Alzheimer's Disease diagnostic blood test using our Epitope Protection technology platform.
  - Acquired and exclusively licensed technologies related to SOD1, the protein that misfolds and aggregates in Amyotrophic Lateral Sclerosis (ALS) disease, for both diagnostic and therapeutic applications.

- Raised equity capital to support our expanding research and development programs:
  - Completed reverse takeover of Luxor Developments Inc. in September 2005 and began trading on the TSX Venture Exchange on October 3, 2005.
  - Raised gross proceeds of $3 million through the sale of units at $0.50 per unit in September 2005.
  - Raised gross proceeds of $3.45 million through the sale of common shares at $0.85 per share in March 2006.

>>

"In fiscal 2006, we successfully funded, advanced and expanded the Amorfix product pipeline providing multiple opportunities for shareholder value creation," stated Dr. George Adams, Chief Executive Officer of Amorfix. "Looking forward to 2007, our focus will be on preparing our CJD-EP(TM) diagnostic assay for commercialization, progressing our Alzheimer's Disease blood diagnostic assay and our ALS therapeutic program".

Financial Results

For the year ended March 31, 2006, the net loss was $1,967,014 compared to $165,004 in the Comparable Period (the period from January 23, 2004 (inception) to March 31, 2005).

For the year ended March 31, 2006, research and development expenditures were $1,100,745 compared to $67,025 for the Comparable Period. The increase in research and development expenses in Fiscal 2006 over the Comparable Period was due mainly to the establishment of leased research facilities and hiring of additional research staff throughout Fiscal 2006 as the company progressed its CJD-EP(TM) assay development program. Amorfix expects to continue to expand its research group, having broadened its development pipeline with its Alzheimer's Disease (AD-EP(TM)) ante-mortem test program and ALS therapeutic program.

For the year ended March 31, 2006, general and administrative costs were $409,917 compared to $96,706 in the Comparable Period. The increase in general and administrative expenses in Fiscal 2006 was due mainly to salaries, stock-based compensation, stock exchange fees and shareholder communications expenses which were not incurred in the Comparable Period.

Costs related to the reverse takeover of Luxor of $479,693 represents the total cost of the amalgamation for both Amorfix and Luxor after netting Luxor's cash on hand of $141,778 in accordance with reverse takeover accounting principles. Financial results for the second and third quarters of 2006 have been restated to reflect the $479,693 expense in the statement of operations rather than as a direct charge to deficit as previously reported.

Working capital at March 31, 2006 was $5,214,438 including cash and short-term investments of $5,365,729 compared to $461,389 at March 31, 2005. In the fourth quarter of 2006, the Company completed a private placement financing raising gross proceeds of $3,450,000.

Subsequent to year end, the Company granted 100,000 stock options to David Horlington, an investor relations consultant. Mr. Horlington has held senior positions with several large securities institutions and currently manages Crowthorn Capital. The Company entered a one year agreement with Mr. Horlington to provide investor relations advisory services and make introductions for the Company to European investors. The options granted will vest over one year and are exercisable at $1.15 per share for a period of one year after vesting.

About Amorfix

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMPs) are prevalent. These include aggregated misfolded prion protein which makes up "prions," the infectious agents of the Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE or "mad cow disease") and the human form, variant Creutzfeldt-Jakob Disease (vCJD), as well as degenerative diseases such as Alzheimer's Disease (AD), Amyotrophic Lateral Sclerosis (ALS) and Parkinson's Disease (PD). Amorfix was formed to commercialize epitope protection (EP) technologies and related discoveries to become the world leader on AMP diseases. The company will use this new knowledge to develop diagnostic kits, therapeutics and preventative therapies for AMP diseases.

%SEDAR: 00022789E

/For further information: Dr. George Adams, President and CEO, Amorfix Life Sciences Ltd., (416) 482-3812, info(at)amorfix.com; James Parsons, CFO, Amorfix Life Sciences Ltd., (416) 482-3814/

(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 21:00e 12-JUN-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix Life Sciences issues stock options

TSX Venture: AMF

TORONTO, May 25 /CNW/ - Amorfix Life Sciences Ltd. reports that it has granted 100,000 options to an investor relations consultant. The options will vest over one year and are exercisable at $1.15 per share for a period of one year after vesting. Amorfix also reports that it granted 137,500 options to senior officers on April 26, 2006 that are exercisable at $0.85 per share for a five year period. The option grants are subject to acceptance for filing by the TSX Venture exchange.

About Amorfix
Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMPs) are prevalent. These include aggregated misfolded prion protein which makes up "prions," the infectious agents of the Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE or "mad cow disease") and the human form, variant Creutzfeldt-Jakob Disease (vCJD), as well as degenerative diseases such as Alzheimer's Disease (AD), Amyotrophic Lateral Sclerosis (ALS) and Parkinson's Disease (PD). Amorfix was formed to commercialize epitope protection (EP) technologies and related discoveries to become the world leader on AMP diseases. The company will use this new knowledge to develop diagnostic kits, therapeutics and preventative therapies for AMP diseases.

%SEDAR: 00022789E

/For further information: Dr. George Adams, President and CEO, Amorfix Life Sciences Ltd., (416) 482-3812, info(at)amorfix.com; James Parsons, CFO, Amorfix Life Sciences Ltd., (416) 482-3814/
(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 19:10e 25-MAY-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix Life SCiences in-licenses second novel technology to strengthen its ALS therapeutic program

TSX Venture: AMF

TORONTO, April 4 /CNW/ - Amorfix Life Sciences Ltd. reported today that it has obtained the exclusive worldwide rights to additional novel targets on Superoxide Dismutase-1 (SOD1), which is a protein known to misfold and aggregate in the neurological disease Amyotrophic Lateral Sclerosis (ALS). These new SOD1 targets broaden Amorfix's intellectual property estate on SOD1 and enhance its existing diagnostic and therapeutic strategies for the treatment of ALS. The company also obtained an option to acquire the intellectual property and know how surrounding the licensed technology.

The novel SOD1 targets were discovered by Dr. Avi Chakrabarrty and Mr. Rishi Rakhit at the University Health Network (UHN) and Dr. Neil Cashman, the company's Chief Scientific Officer, in his former academic laboratory at the University of Toronto. Dr. Cashman has assigned his portion of the technology rights to Amorfix. The company has licensed the remaining rights from UHN and has committed to invest a minimum of $260,000 on development of the technology at UHN. Dr. Chakrabartty is a Senior Scientist at UHN Ontario Cancer Institute, Division of Biophysics and Bioimaging and an Associate Professor at the Departments of Biochemistry and Medical Biophysics at the University of Toronto. Dr. Chakrabartty has been collaborating with Dr. Cashman over the past several years to elucidate the mechanisms of protein misfolding in neurodegenerative diseases.

"I am very pleased my collaborators have chosen Amorfix to commercialize this invention and create an effective treatment for ALS", stated Dr. Cashman, who is also the Director of the ALS Centre at the Vancouver Coastal Health Authority.

This transaction is subject to acceptance for filing by the TSX Venture exchange.

About Amorfix

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMPs) are prevalent. These include aggregated misfolded prion protein which makes up "prions," the infectious agents of the Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE or "mad cow disease") and the human form, variant Creutzfeldt-Jakob Disease (vCJD), as well as degenerative diseases such as Alzheimer's Disease (AD), Amyotrophic Lateral Sclerosis (ALS) and Parkinson's Disease (PD). Amorfix was formed to commercialize epitope protection (EP) technologies and related discoveries to become the world leader on AMP diseases. The company will use this new knowledge to develop diagnostic kits, therapeutics and preventative therapies for AMP diseases.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This information release may contain certain forward-looking information. Actual future results may differ materially from those contemplated. The risks, uncertainties and other factors that could influence the actual results are described in documents filed with regulatory authorities.

%SEDAR: 00022789E

/For further information: please contact: Dr. George Adams, President and CEO, Amorfix Life Sciences Ltd., (416) 482-3812, info(at)amorfix.com; James Parsons, CFO, Amorfix Life Sciences Ltd., (416) 482-3814/
(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 16:23e 04-APR-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix completes private placement financing

TSX Venture: AMF

TORONTO, March 24 /CNW/ - Amorfix Life Sciences Ltd. (the "Corporation") (TSX-V: AMF) announced today that it has closed its previously announced private placement offering through Blackmont Capital Inc. of 4,058,823 common shares at a price of $0.85 per share for gross proceeds of $3,450,000, including the issue of 529,412 common shares pursuant to the exercise of the entire amount of the over-allotment option.

Wolverton Securities Ltd., Northern Securities Inc., National Bank Financial and Research Capital Corp. participated in the selling group. Four institutional investors introduced by Fraser Mackenzie participated in the private placement. Insiders and other subscribers on the President's list acquired approximately $575,025 of the issue. Amorfix paid cash commission of $229,998 and issued 270,586 compensation options in connection with the private placement, each option exercisable into one share for a period of 18 months at an exercise price of $0.85 per share. All of the shares and compensation options issued as part of the financing are subject to regulatory hold periods that expire on July 25, 2006.

The proceeds of the private placement will be used to advance the Corporation's blood diagnostic programs, its ALS therapeutic program and for general corporate purposes. The Corporation is advancing EP-CJD(TM) for detection of variant Creutzfeldt-Jakob Disease, EP-BSE(TM) for detection of bovine spongiform encephalopathy (BSE or "mad cow disease") and EP-AD(TM) for detection of Alzheimer's Disease using its proprietary Epitope Protection platform.

About Amorfix

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMPs) are prevalent. These include aggregated misfolded prion protein which makes up "prions," the infectious agents of the Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE or "mad cow disease") and the human form, variant Creutzfeldt-Jakob Disease (vCJD), as well as degenerative diseases such as Alzheimer's Disease (AD), Amyotrophic Lateral Sclerosis (ALS) and Parkinson's Disease (PD). Amorfix was formed to commercialize epitope protection (EP) technologies and related discoveries to become the world leader on AMP diseases. The company will use this new knowledge to develop diagnostic kits, therapeutics and prophylactics for AMP diseases.

%SEDAR: 00022789E

/For further information: visit the website at www.amorfix.com or contact: Dr. George Adams, President and CEO, Amorfix Life Sciences Ltd., (416) 482-3812, george.adams(at)amorfix.com; James Parsons, CFO, Amorfix Life Sciences Ltd., (416) 482-3814, james.parsons(at)amorfix.com/
(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 16:05e 24-MAR-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix announces private placement financing

TSX Venture: AMF

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, March 3 /CNW/ - Amorfix Life Sciences (TSX-V: AMF) announced today that it has entered into an agreement with Blackmont Capital Inc. as its Agent for an equity private placement, to proceed on a best efforts basis at a price of $0.85 per share for a minimum of $2,000,000 and a maximum of $3,000,000. In addition, the Agent has been granted a 15% over-allotment option, which may increase the financing to a total of $3,450,000. Insiders of the company will be participating in the issue.

The proceeds of the private placement will be used to advance the Company's blood diagnostic programs, its ALS therapeutic program and for general corporate purposes. The Company is advancing EP-CJD(TM) for detection of variant Creutzfeldt-Jakob Disease, EP-BSE(TM) for detection of bovine spongiform encephalopathy (BSE or "mad cow disease") and EP-AD(TM) for detection of Alzheimer's Disease using its proprietary Epitope Protection platform.

The offering will be made pursuant to applicable private placement prospectus exemptions in Canada. Except for purchasers designated by the President, the Agent will receive an 8% selling commission and Compensation Options for 8% of all shares sold. All shares issued pursuant to this private placement will be subject to a four month hold period.

The closing of the private placement is subject to TSX Venture Exchange acceptance.

About Amorfix

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMPs) are prevalent. These include aggregated misfolded prion protein which makes up "prions," the infectious agents of the Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE or "mad cow disease") and the human form, variant Creutzfeldt-Jakob Disease (vCJD), as well as degenerative diseases such as Alzheimer's Disease (AD), Amyotrophic Lateral Sclerosis (ALS) and Parkinson's Disease (PD). Amorfix was formed to commercialize epitope protection (EP) technologies and related discoveries to become the world leader on AMP diseases. The company will use this new knowledge to develop diagnostic kits, therapeutics and prophylactics for AMP diseases.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This information release may contain certain forward-looking information. Actual future results may differ materially from those contemplated. The risks, uncertainties and other factors that could influence the actual results are described in documents filed with regulatory authorities.

%SEDAR: 00022789E

/For further information: visit the website at www.amorfix.com or contact: Dr. George Adams, President and CEO, Amorfix Life Sciences Ltd., (416) 482-3812, george.adams(at)amorfix.com; James Parsons, CFO, Amorfix Life Sciences Ltd., (416) 482-3814, james.parsons(at)amorfix.com/

(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 16:24e 09-MAR-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Medical Editors:
Amorfix Life Sciences Ltd. in-licenses novel technology to begin therapeutic program for neurodegenerative diseases

TSX Venture: AMF

TORONTO, Feb. 2 /CNW/ - Amorfix Life Sciences Ltd. reported today that it has obtained an exclusive worldwide license to novel targets on Superoxide Dismutase-1 (SOD1), which is a protein known to misfold and aggregate in the neurological disease Amyotrophic Lateral Sclerosis (ALS). The company also obtained an exclusive five-year option to acquire the intellectual property and know how surrounding the licensed technology. The company will use these novel targets to initiate its therapeutic program for neurodegenerative diseases, beginning with ALS.

The SOD1 targets were discovered by Dr. Neil Cashman, the company's Chief Scientific Officer, in his former academic laboratory at the University of Toronto, Centre for Research in Neurodegenerative Diseases. The University subsequently assigned all rights to Dr. Cashman who has licensed the technology to Amorfix. "I have attended thousands of patients with ALS and have been frustrated at the lack of any effective therapy," stated Dr. Cashman, who is also the Director of the ALS Centre at the Vancouver Coastal Health Authority. "I am overjoyed to have finally defined a starting point for the development of a therapeutic solution for this debilitating disease." Amorfix has committed to invest a minimum of $300,000 on development of the technology under the terms of the license.

Amorfix was founded on the Epitope Protection technology to detect Aggregated Misfolded Proteins (AMPs) for diagnosis of prions and neurodegenerative diseases. "The initiation of our therapeutic program is central to the creation of significant long-term value for shareholders of Amorfix," said Dr. George Adams, President and CEO. "We continue to be focused on the development of diagnostics products with the goal of generating near-term revenue from a portfolio of diagnostic assays based on our EP technology."

This transaction is subject to acceptance for filing by the TSX Venture exchange.

About ALS

ALS belongs to a family of fatal neurodegenerative diseases, which includes Alzheimer's and Parkinson's diseases, and in which AMPs are thought to be a major pathway in the progressive killing of brain cells. In ALS, also known as "Lou Gehrig's disease," muscles throughout the body weaken and atrophy, due to degeneration of motor nerve cells that supply them from the spinal cord and brain. Symptoms can start with limb weakness or muscle twitching, stiffness and muscle cramps from ages 40 to 70 years of age. Currently over 70,000 people are suffering from the disease worldwide and about 12,000 new cases occur each year. ALS is a fatal disease in which half of affected people die within three years after diagnosis.

About Amorfix

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMPs) are prevalent. These include aggregated misfolded prion protein which makes up "prions," the infectious agents of the Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE or "mad cow disease") and the human form, variant Creutzfeldt-Jakob Disease (vCJD), as well as degenerative diseases such as Alzheimer's Disease (AD), Amyotrophic Lateral Sclerosis (ALS) and Parkinson's Disease (PD). Amorfix was formed to commercialize epitope protection (EP) technologies and related discoveries to become the world leader on AMP diseases. The company will use this new

knowledge to develop diagnostic kits, therapeutics and preventative therapies for AMP diseases.

%SEDAR: 00022789E

/For further information: please contact: Dr. George Adams, President and CEO, Amorfix Life Sciences Ltd., (416) 482-3812; James Parsons, CFO, Amorfix Life Sciences Ltd., (416) 482-3814/
(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 07:01e 02-FEB-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Health Editors:
Amorfix and the Ontario Genomics Institute announce partnership to accelerate development of a blood test for Alzheimer's disease

TSX Venture: AMF

TORONTO, Jan. 31 /CNW/ - Amorfix Life Sciences Inc. and the Ontario Genomics Institute (OGI) announced today they are entering into a partnership to develop a blood test for Alzheimer's disease, EP-AD(TM), based upon Amorfix's patent-pending Epitope Protection technology. OGI will assist Amorfix in accelerating its program for diagnosis of neurodegenerative diseases drawing on OGI's portfolio of state-of-the-art genomics and proteomics facilities, research and pre-commercial development in Ontario.

Dr. George Adams, Amorfix's CEO said, "Alzheimer's Disease affects 10% of people over 65 years old and there is no definitive way to confirm a diagnosis before death. I am very pleased to have OGI's support as we aim to be the first to develop a definitive blood test for Alzheimer's."

Alzheimer's disease is associated with an accumulation of protein aggregates, called amyloid, in the brain. Recent research has suggested that these amyloid aggregates result from aggregation of misfolded A-beta protein fragments. A-beta is present in blood and the company believes aggregates are also present in the circulation in Alzheimer's patients. Dr. Neil Cashman, Amorfix's CSO said, "Until now, it has been very difficult to detect aggregated misfolded proteins in blood where normal protein is prevalent. With our progress on the Epitope Protection platform, we are now in a position to finish our development of a test for Alzheimer's A-beta aggregates in blood."

"We are very excited to partner with Amorfix to expedite the translation of leading research discoveries for public benefit," said Dr. Christian Burks, OGI President and CEO. "Ontario, with its leading-edge genomics and proteomics research community, is uniquely positioned to foster advances in our understanding of the role of protein misfolding and aggregation in human disease, and Amorfix is uniquely positioned to apply this understanding to discovery of better diagnostics tools and therapies for Alzheimer's and other neurodegenerative diseases."

Pursuant to a term sheet executed December 22, 2005, OGI has executed a subscription agreement to invest $100,000 in Amorfix to accelerate the EP-AD(TM) project. OGI will, upon closing, invest $50,000 receiving 100,000 common shares of AMF and 50,000 warrants to purchase shares for $.90 for a term of two years. Upon the achievement of a defined research milestone, OGI will invest $50,000 at market price and receive a one-half warrant for each share purchased to purchase a share at the then market price within 2 years. This transaction is subject to acceptance for filing by the TSX Venture exchange.

About OGI

The Ontario Genomics Institute is a private, not-for-profit corporation focused on building a globally-competitive life sciences industry in Ontario. Through its relationship with Genome Canada, the Ontario Ministry of Economic Development and Trade (MEDT), the newly created Ontario Ministry of Research and Innovation (MRI) and other private and public sector partners, OGI helps Ontario-based scientists secure funding for genomics-driven research and commercialization.

About Amorfix

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMPs) are prevalent. These include aggregated misfolded prion protein which makes up "prions," the infectious agents of the Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE or "mad cow disease") and the human form, variant Creutzfeldt-Jakob Disease (vCJD), as

well as degenerative diseases such as Alzheimer's Disease (AD), Amyotrophic Lateral Sclerosis (ALS) and Parkinson's Disease (PD). Amorfix was formed to commercialize epitope protection (EP) technologies and related discoveries to become the world leader on AMP diseases. The company will use this new knowledge to develop diagnostic kits, therapeutics and prophylactics for AMP diseases.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This information release may contain certain forward-looking information. Actual future results may differ materially from those contemplated. The risks, uncertainties and other factors that could influence the actual results are described in documents filed with regulatory authorities.

%SEDAR: 00022789E

/For further information: visit www.OntarioGenomics.ca or contact: Hélène Laurin, Director of Communications, Ontario Genomics Institute, (416) 977-9582 ext.284, hlaurin(at)ontariogenomics.ca; For further information, visit the website at www.amorfix.com or contact: Dr. George Adams, President and CEO, Amorfix Life Sciences Ltd., (416) 557-4647, george.adams(at)amorfix.com; James Parsons, CFO, Amorfix Life Sciences Ltd., (416) 705-5686, james.parsons(at)amorfix.com/

(AMF.)

CO: Amorfix Life Sciences Ltd.; Ontario Genomics Institute

CNW 07:00e 31-JAN-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix Life Sciences Ltd. reports identification of epitopes on bovine prion protein and approval of laboratory for BSE samples

TSX Venture: AMF

TORONTO, Jan. 26 /CNW/ - Amorfix Life Sciences Ltd. today reported that it has completed the first step towards adapting its patent pending Epitope Protection technology to detecting bovine prions, the infectious aggregated misfolded proteins that cause BSE (or Mad Cow Disease). This advance was accomplished by identifying two epitopes (or binding sites) on bovine prion protein which are blocked by its Epitope Protection technology. The company also reported that it has received approval from the Canadian Food Inspection Agency and the Public Health Agency of Canada to handle BSE samples. The Veterinary Laboratory Agency (VLA) of the United Kingdom, which is one of the European reference laboratories for the analysis of transmissible spongiform encephalopathies (TSE) has confirmed that it will supply BSE-positive samples to the company to develop and validate its EP-BSE(TM) test kit.

"With these three major advancements, Amorfix is well positioned to develop a blood test for Mad Cow Disease based upon its proprietary Epitope Protection technology", said Dr. George Adams, President and CEO. "The company's facility is the first commercial laboratory in North America to be approved to handle both human and bovine prions."

The confirmation of a BSE-positive cow in Alberta on January 23, 2006 shows that BSE continues to be a food safety issue and will likely remain a concern for some years as other mature cattle are found to harbour the disease. With the approvals of the company's laboratory to use BSE samples and the VLA to supply BSE-positive samples, the company is in a position to advance its program to develop an antemortem blood test for live cattle. The identification of suitable epitopes on bovine prion protein and corresponding antibodies are the first steps in developing a rapid, specific, blood test for BSE prions. The company continues discussions with potential partners to accelerate this development program and bring it to market as soon as possible.

About Amorfix

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMPs) are prevalent. These include aggregated misfolded prion protein which makes up "prions," the infectious agents of the Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE or "mad cow disease") and the human form, variant Creutzfeldt-Jakob Disease (vCJD), as well as degenerative diseases such as Alzheimer's Disease (AD), Amyotrophic Lateral Sclerosis (ALS) and Parkinson's Disease (PD). Amorfix was formed to commercialize epitope protection (EP) technologies and related discoveries to become the world leader on AMP diseases. The company will use this new knowledge to develop diagnostic kits, therapeutics and preventative therapies for AMP diseases.

%SEDAR: 00022789E

/For further information: please contact: Dr. George Adams, President and CEO, Amorfix Life Sciences Ltd., (416) 482-3812; James Parsons, CFO, Amorfix Life Sciences Ltd., (416) 482-3814/

(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 08:31e 26-JAN-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Amorfix achieves first technical milestone and begins assay validation with human vCJD blood samples

TSX Venture: AMF

TORONTO, Dec. 22 /CNW/ - Amorfix Life Sciences announced today that it has successfully completed its first research and development milestone to develop a test for the detection of prions in blood from laboratory animals. The company is now ready to verify that its EP-vCJD(TM) assay can be an ante-mortem blood test for the human form of "mad cow disease" known as variant Creutzfeldt-Jakob Disease or vCJD. A test is urgently needed to screen human blood for transfusion as it is now known that vCJD is transmitted by blood transfusions.

Dr. George Adams, Amorfix's CEO said, "I am very pleased to report that we have reached this milestone. It marks a turning point for the company as we move from experiments in model systems to the detection of vCJD prions in human blood".

As a next step, the assay will be optimized for human samples. The National vCJD Surveillance Unit (NCJDSU) and the British National Institute for Biological Standards and Controls (NIBSC) have recently issued a series of rigorous assessments that vCJD blood diagnostic tests must pass through in order to be accepted. Amorfix has been approved to start this validation process and will be given access to human CJD samples. Dr. Neil Cashman, Amorfix's CSO said, "We have learned all we can from animal blood and it is time to begin testing human blood for infectious prions to secure the blood transfusion systems worldwide."

The company has upgraded its laboratory and has received regulatory approval from the Public Health Agency of Canada to work with vCJD material. This is the first commercial laboratory in Canada approved to work with tissue and blood samples containing vCJD prions.

The NCJDSU has blood and tissue samples from approximately 150 people who have been diagnosed with vCJD and subsequently died. The process to access these samples and validate a blood test for vCJD has recently been revised and now has 3 steps which culminate in a test panel containing peripheral blood or plasma samples from patients with variant CJD, patients with sporadic CJD, patients with other neurological conditions and "normal controls" from blood donors. At the completion of each step the British Department of Health, Tissue Management Group will review the data and approve the continuation of the process and the release of the next series of samples. This tissue bank is the only way to verify vCJD can be detected in blood. Since no company, academic or research group has completed this validation process before, it is uncertain exactly how long it will take. The company expects to complete the process in 3 to 6 months.

About Amorfix

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMPs) are prevalent. These include aggregated misfolded prion protein which makes up "prions," the infectious agents of the Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE or "mad cow disease") and the human form, variant Creutzfeldt-Jakob Disease (vCJD), as well as degenerative diseases such as Alzheimer's Disease (AD), Amyotrophic Lateral Sclerosis (ALS) and Parkinson's Disease (PD). Amorfix was formed to commercialize epitope protection (EP) technologies and related discoveries to become the world leader on AMP diseases. The company will use this new knowledge to develop diagnostic kits, therapeutics and prophylactics for AMP diseases.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This information

release may contain certain forward-looking information. Actual future results may differ materially from those contemplated. The risks, uncertainties and other factors that could influence the actual results are described in documents filed with regulatory authorities.

%SEDAR: 00022789E

/For further information: visit the website at www.amorfix.com or contact: Dr. George Adams, President and CEO, Amorfix Life Sciences Ltd., (416) 557-4647, george.adams(at)amorfix.com; James Parsons, CFO, Amorfix Life Sciences Ltd., (416) 705-5686, james.parsons(at)amorfix.com/
(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 08:00e 22-DEC-05

AMORFIX LIFE SCIENCES LTD.

amorfix
Life Sciences Ltd.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "**Meeting**") of the shareholders of Amorfix Life Sciences Ltd. (the "**Corporation**") will be held on Monday October 2, 2006 at 3:00 p.m. (Calgary time) at the Petroleum Club, 319 Fifth Avenue, S.W., Calgary, Alberta for the following purposes:

1. to receive and consider the audited financial statements of the Corporation for the financial year ended March 31, 2006, together with the report of the auditors thereon (collectively, the "**Audited Financial Statements**");
2. to elect five (5) directors;
3. to appoint auditors and to authorize the directors to fix their remuneration;
4. to transact such further or other business as may properly come before the Meeting and any adjournment thereof.

This notice is accompanied by a form of proxy, the Management Proxy Circular and the Audited Financial Statements and the Management's Discussion and Analysis related thereto for the year ended March 31, 2006.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign and either deposit the enclosed form of proxy with Olympia Trust Company by mail using the return envelope provided addressed to Olympia Trust Company, 2300, 125 – 9 Avenue SE, Calgary, Alberta, T2G 0P6 or by fax at (403) 265-1455 no later than 5:00 p.m. (EST) on Thursday, September 28, 2006 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting is reconvened.

If you are a non-registered shareholder and have received this notice and accompanying Management Proxy Circular from your broker and or another intermediary, please complete and return the voting instruction or other authorization form provided to you by your broker or other intermediary in accordance with the instructions provided to you.

Dated at Toronto, this 28th day of August, 2006

BY ORDER OF THE BOARD OF DIRECTORS

Dr. George Adams
President and Chief Executive Officer

OLYMPIA
Trust Company
CORPORATE & SHAREHOLDER SERVICES

August 1, 2006

Filed Via SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
TSX Venture Exchange

Dear Sirs:

Subject: Amorfix Life Sciences Ltd. (the "Corporation")
Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Corporation's upcoming Annual meeting of shareholders:

Meeting Date:	October 2, 2006
Record Date for Notice:	August 28, 2006
Record Date for Voting:	August 28, 2006
Beneficial Ownership Determination Date:	August 28, 2006
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
ISIN Number:	CA0317221012
Meeting Location:	Calgary, Alberta

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed "Dina Glanz"

Dina Glanz
Corporate Administrator
Corporate & Shareholder Services
Telephone: (403) 261-0900

cc: CDS & Co.

OLYMPIA
Trust Company
CORPORATE & SHAREHOLDER SERVICES

July 28, 2006

Filed Via SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
TSX Venture Exchange

Dear Sirs:

Subject: Amorfix Life Sciences Ltd. (the "Corporation")
Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Corporation's upcoming Annual and Special meeting of shareholders:

Meeting Date:	October 3, 2006
Record Date for Notice:	August 25, 2006
Record Date for Voting:	August 25, 2006
Beneficial Ownership Determination Date:	August 25, 2006
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
ISIN Number:	CA0317221012
Meeting Location:	Calgary, Alberta

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed "Dina Glanz"

Dina Glanz
Corporate Administrator
Corporate & Shareholder Services
Telephone: (403) 261-0900

cc: CDS & Co.

END

2300, 125 – 9th Avenue SE, Calgary, AB T2G 0P6 Tel. (403) 261-0900 Fax (403) 265-1455
460 Sun Life Place, 10123 – 99th Street, Edmonton, AB T5J 3H1 Tel. (780) 702-1270 Fax (780) 408-3382